As confidentially submitted to the Securities and Exchange Commission on May 23, 2014

This draft registration statement has not been publicly filed with the Securities and

Exchange Commission and all information herein remains strictly confidential.

Draft Registration No. 377-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IMPERIAL RESOURCES, LLC

(to be converted as described herein to

a corporation named)

EMPIRE ENERGY HOLDINGS, INC.

Delaware	1311	20-4215632
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

380 Southpointe Boulevard, Suite 130

Canonsburg, Pennsylvania 15317

(724) 483-2070

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Bruce W. McLeod

Chief Executive Officer

380 Southpointe Boulevard, Suite 130

Canonsburg, Pennsylvania 15317

(724) 483-2070

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William H. Haddad, Esq. Reed Smith LLP 599 Lexington Avenue New York, New York 10022 (212) 521-5400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share (3)

Representative's Warrants to Purchase Common Stock (4)

Shares of Common Stock underlying Representative's Warrants (3)(5)

Total

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) Includes the aggregate offering price of additional shares that the underwriters have the right to purchase from us, if any.

(3) Pursuant to Rule 416 under the Securities Act of 1933, as amended, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date         hereof as a result of stock splits, stock dividends or similar transactions.

(4) No registration fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended.

(5) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended. We have agreed to issue warrants exercisable during the five-year period commencing on the six-month anniversary of the public offering and representing 5.0% of the shares issued in the offering to [•] for nominal consideration (the “Representative’s Warrants”), which are exercisable at a per share exercise price equal to 125% of the public offering price per share. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended, the proposed maximum aggregate offering price of the Representative’s Warrants is $             which is equal to 125% of $              (5.0% of $           ). Resales of the Representative’s Warrants on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, are registered hereby. Resales of shares of Common Stock issuable upon exercise of the Representative’s Warrants are also being similarly registered on a delayed or continuous basis hereby. See “Underwriting.” The Common Stock underlying the Representative’s Warrants is being registered solely in connection with the Securities and Exchange Commission’s Compliance and Disclosure Interpretations for Securities Act Sections, Question 139.05. No “offer” of such common stock exists as defined in Section 2(a)(3) of the Securities Act because the Representative’s Warrants are not exercisable until six-months following their issuance.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED              , 2014

            Shares

Empire Energy Holdings, Inc.

Common Stock

Empire Energy Holdings, Inc. is offering its common stock, par value $0.01 per share in a firm commitment underwritten public offering. Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $       and $          per share.

We intend to apply for the listing of our common stock on the New York Stock Exchange under the symbol “EEH”. We make no representation that such application will be approved or that our common stock will trade on such market either now or at any time in the future.

	Per Share	Total
Initial public offering price	$	$

Underwriting discounts and commissions (1)	$	$

Proceeds to us (before expenses)	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting” for a description of compensation payable to the underwriters in connection with this offering.

We have granted a 45-day option to the underwriters to purchase up to an additional          shares of our common stock solely to cover over-allotments, if any.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced reporting requirements for this preliminary prospectus and future filings. Please see “Prospectus Summary—Emerging Growth Company Status.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this preliminary prospectus for a discussion of information that should be carefully considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers in the offering on or about                     , 2014.

Prospectus dated                     , 2014

Total Company

YE13 Proved Reserves: 8,411 MBoe
Percent Oil: 37%
Acreage: 232,354 net acres
Avg. Daily Production: 1,343 Boe/d

Company Headquarters
Canonsburg, PA
Mid-Continent
YE13 Proved Reserves: 3,087 MBOE
Percent Oil: 98%
Acreage: 14,407 net acres
Avg. Daily Production: 447 boe/d
KS
NY
PA
Appalachia (NY/PA)
YE Proved Reserves: 5,325 MBOE
Percent Gas: 99%
Acreage: 217,947 net acres,
including the Marcellus and Utica
Avg. Daily Production: 896 boe/d

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You should rely only on the information contained in this prospectus. Neither we nor any of the underwriters has authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we may have referred you in connection with this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor any of the underwriters is making an offer to sell or seeking offers to buy these securities in any jurisdiction where, or to any person to whom, the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

Until                 , 2014 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States from sources believed to be reliable.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each case included elsewhere in this prospectus. Unless otherwise stated or the context requires otherwise, references in this prospectus to “Empire,” the “Company,” “we,” “us,” or “our” refer to Empire Energy Holdings, Inc., a Delaware corporation, and, where appropriate, (i) Imperial Resources, LLC, its predecessor prior to the Corporate Reorganization (as defined herein), and (ii) its subsidiaries.

Our Company

We are an independent returns-focused exploration and production company focused on the acquisition, exploration and development of conventional oil and natural gas reserves in the Kansas (Mid-Continent), New York and Pennsylvania (Appalachia) regions. We operate approximately 300 producing wells in the Mid-Continent and approximately 1,700 producing wells in the Appalachian Basin. Our drilling activity is currently focused on the low-risk vertical development of the Arbuckle and Lansing/Kansas City formations located in Central Kansas (Mid-Continent) and the Upper Devonian Bradford Group, which is an oil and liquids-rich producing formation located in Upstate New York (Appalachia). We also have a significant number of natural gas producing Medina formation development locations which are marginally economic at current natural gas prices. Additionally, we have significant acreage in the Marcellus Shale and Utica Shale fairways, value extraction from which is dependent upon the lifting of the New York moratorium on high volume hydraulic fracturing (“fracking”) of horizontal wells. We intend to position ourselves to take advantage of our New York State shale resources if and when the moratorium is lifted.

We were founded in September 2006 by a group of individuals with extensive experience in the oil and gas and finance industries. With an average of over 20 years of industry experience, our expanded management team has a proven track record of working as a team to acquire, develop and exploit oil and natural gas reserves in the Mid-Continent and Appalachian regions.

Our acreage position was 306,476 gross (232,354 net) acres at March 31, 2014, which we group into two primary areas based on geographic locations, Mid-Continent and Appalachia, which are comprised of approximately 22,869 gross (14,407 net) acres and 283,607 gross (217,947 net) acres, respectively.

Since our inception, we have completed three significant acquisitions, four bolt-on acquisitions and one divestiture. In December 2006, the Company acquired for $9.2 million DK Gas, located in Hawthorn, Pennsylvania where the Company continues to maintain an operations facility today. The acquisition included approximately 150 operating gas wells and 6,000 leased acres in Jefferson, Clarion and Armstrong Counties in Pennsylvania. In December 2009, the Company purchased approximately 1,600 operating wells (predominantly gas) and 300,000 leased acres located in upstate New York from Range Resources Corporation for $38.0 million. The wells and leases are located in Chautauqua, Cattaraugus, Erie, Wyoming, Ontario, Seneca, Cayuga and Wayne Counties in New York and Erie County in Pennsylvania. The Company maintains an operations facility in Mayville, New York. In December 2010, the Company purchased approximately 300 operating wells (predominantly oil) and 22,000 leased acres located in central Kansas from Amadeus Petroleum for $56.6 million. The Company maintains operations facilities in Great Bend, Plainville, and Wichita, Kansas. With respect to the divestiture, in 2010, the Company sold the deep drilling rights for the acreage acquired from DK Gas to EXCO Resources, Inc. for $25.7 million.

From the time we began operations in December 2006 through March 31, 2014, we have drilled 37 gross operated wells on our properties with an 88% success rate.

In 2013, due to our strategy of building up cash reserves for potential proved developed producing (PDP) heavy acquisitions, our development capital was only approximately $1.3 million and we drilled a total of 5 gross (4 net) wells. In 2014, we plan to invest at least $5.0 million of development capital to drill 21 gross (16 net) wells. Following this offering, we would seek to increase the investment of wells drilled in 2014 by at least $2.5 million, which should result in the drilling of an additional 8 gross (5 net) wells.

The following chart shows our average net daily production for each quarter from the fourth quarter of 2006 until the fourth quarter of 2013, which shows an uptrend after acquisitions completed in each of December 2006, December 2009 and December 2010.

1

The following table provides a summary of our acreage, average working interest, producing wells, drilling locations, years of drilling inventory, our average net daily production for the quarter ended March 31, 2014, projected 2014 gross and net wells drilled and projected 2014 drilling and completion capital budget as of December 31, 2013 (not taking into account the proceeds from this offering).

												2014
												Projected
			Average		Identified			Q1 2014				D&C
			Net		Drilling		Drilling	Average		2014 Projected		Capex
	Acreage (1)		Revenue	Producing	Locations (2)		Inventory	Net Daily		Wells Drilled		Budget
	Gross	Net	Interest	Wells	Gross	Net	Years	Production		Gross	Net	($mm)
Mid-Con	22,869	14,407	63%	294	127	90	13	439	Boe	10	6	$3.6

Appalachia	283,607	217,947	77%	1,673	38	26	3	4,631	Mcf	11	10	1.4

Total (3)	306,476	232,354	76%	1,967	165	116	8	1,211	Boe	21	16	$5.0

(1)	Mid-Con acreage is 98% oil-related. Appalachian acreage is 99% natural gas-related, although the 2014 drilling program relates to one Bass Island Reef (NY) oil well and at least ten Upper Devonian Bradford Group oil and liquids rich wells.

(2)	Based on our reserve reports as of December 31, 2013, we had 165 gross (116 net) locations. Please see “Business—Our Operations—Reserve Data—Determination of Identified Drilling Locations” for more information regarding the process and criteria through which these drilling locations were identified. The drilling locations on which we actually drill will depend on the availability of capital, regulatory approval, commodity prices, costs, actual drilling results and other factors. Please see “Risk Factors—Risks Related to Our Business—Our gross identified drilling locations are scheduled out over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill our identified drilling locations.”

(3)	Calculated by dividing our gross identified drilling locations by the number of wells we expect to drill in 2014.

2

The following table provides a summary of our drilling results (gross and net) for the years ended December 31, 2013, 2012 and 2011.

	2013		2012		2011
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells:
Productive	-	-	-	-	-	-
Dry	3	-	2	-	-	-
Total Exploratory	3	-	2	-	-	-

Development Wells:
Productive	5	4	6	4	6	4
Dry	-	-	-	-	-	-
Total Development	5	4	6	4	6	4

Total Wells:
Productive	5	4	6	4	6	4
Dry	3	-	2	-	-	-
Total	8	4	8	4	6	4

Our estimate of proved reserves is prepared by Ralph E. Davis Associates, Inc. for Appalachia and LaRoche Petroleum Consultants, Ltd. for Mid-Continent (sometimes also referred to as Mid-Con). As of January 1, 2014, we had 8.4 MBoe of proved reserves, which were 37% oil, and 63% natural gas. As of January 1, 2014, the PV-10 of our proved reserves was approximately $111.0 million, 82% of which was attributed to proved developed reserves. The following table provides information regarding our proved reserves and production by area as of January 1, 2014, except as otherwise noted below:

Estimated Total Proved Reserves and Production
	Reserves				Production
Region	Oil (MBbls)	Natural Gas (MMcf)	Total (MBoe)	PV-10 (in millions)	Average Net Daily Production (Boe/D)
Mid-Con	3,026	365	3,087	$76.1	447
Appalachia	61	31,574	5,324	34.9	896
Total	3,087	31,939	8,411	$111.0	1,343

Of the almost 2,000 producing wells in the Mid-Con and Appalachian Basins, many of these wells have participating partners, referred to as Working Interest (WI) owners, which were owners prior to our purchase of the particular assets.  The rights and obligations of both parties are clearly defined, governed and protected by a Joint Operating Agreement (JOA). Each WI owner participates financially in a well based on their percentage ownership and pays their proportionate share of the costs to drill and operate the well. Their Net Revenue Interest is their WI percentage less their proportionate share of any royalties. We and the existing partners continue to live within the conditions of these JOAs, to prudently produce, develop and operate the asset in a manner that is mutually beneficial to all parties.  To date, there have been no disagreements or litigation concerning JOA operations, and none are anticipated.

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Competitive Strengths

We possess a number of competitive strengths that we believe will help us to successfully execute our business strategies, including:

•	High caliber management team with substantial technical and operational expertise. Our management team has an average of over 20 years of industry experience. We believe our management and technical team is one of our principal competitive strengths due to our team's industry experience and history of working together in the identification, execution and integration of acquisitions, cost efficient management of profitable, large scale drilling programs and disciplined allocation of capital focused on rates of return.

•	Long lived assets with low development and production risk, generates consistent cash flow. Wells in the Mid-Con and Appalachian have a low development risk and maintain consistent production for a 30 to 40 year time frame. Our natural gas wells are located near end-user markets and consistently receive premium prices over wells located on the Gulf coast and require little maintenance, thus generating consistent cash flows.

•	High quality asset base with significant oil exposure in the Mid-Con. We have intentionally focused on crude oil opportunities to benefit from the relative disparity between oil and natural gas prices on an energy-equivalent basis, which has persisted over the last several years and which we expect to continue in the future. Approximately 37% of our proved reserves was oil as of January 1, 2014, and 36% of our daily production in the three months ended March 31, 2014 was oil.

•	Attractive returns on relatively low risk, 3D seismic generated oil drilling targets in the Mid-Continent basin. Based on our own drilling experience and wells drilled by the previous owners, a typical Arbuckle well is expected to produce a gross EUR of 20.7 MBbls of oil, an internal rate of return of 66%, with an initial production rate of 642Bbl/month and a well cost of $350,000. This excludes any up-hole producing formations (Lansing/Kansas City).

•	Large, concentrated acreage position with significant operational control in Appalachia. We currently have 275,155 acres in the Marcellus Shale fairway and 139,386 acres in the Utica Shale fairway. Almost all of it is held by production. Horizontal drilling and fracking technology has continued to advance in other parts of the Marcellus and Utica Shales, resulting in increased EURs and reduced well costs in the shale industry. Fracking has proven to be very successful in major shale plays in the Marcellus and Utica Shales in nearby States of Pennsylvania, West Virginia and Ohio. As a result of the New York fracking moratorium, the Company has not been able to develop the most lucrative aspects of its holdings. A regional study done by Ralph E. Davis Associates, Inc. shows that this acreage contains possible reserves and contingent resources of 90 MMBbls of oil and estimated resources of up to 1.2 Tcf of natural gas. The Marcellus and Utica both contain fairways that should be favorable for oil and gas exploration in areas in which the Company currently holds acreage.

•	Access to multiple takeaway pipelines. We have the ability to move natural gas to several different pipelines depending upon demand, capacity, and price in order to maximize revenue. Demand for natural gas in local markets is seasonal. When demand is low in these markets, we are able to move gas to interstate markets, thus avoiding the necessity to shut in our wells.

Business Strategies

We maintain a disciplined and analytical approach to investing in which we seek to direct capital in a manner that will maximize our rates of return as we develop our extensive resource base. Key elements of our strategy are:

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•	Grow reserves, production and cash flow with low-risk vertical drilling. We have considerable experience managing drilling programs and intend to efficiently develop our acreage position to maximize the value of our resource base. In the Mid-Con by utilizing 3D seismic we are able to accurately generate oil drilling targets. Over 2013 we undertook several 3D seismic programs on existing and new acreage acquired in previous years and commenced investment in a new drilling program. During 2013 we invested $1.3 million of development capital and drilled 5 gross (4 net) development wells, which increased reserves by 33.4 MBoe and 3 gross (2.5 net) exploration wells, the latter of which were not completed. Based on our own development drilling experience, a generic Arbuckle well at a well cost of $350,000 is expected to produce an internal rate of return of around 66% with an initial gross production rate of 640 Bbl/month. This excludes any reserves and production for up-hole producing formations (such as the Lansing/Kansas City formations).

•	Evaluate and pursue oil-weighted acquisitions where we can add value through our technical expertise and knowledge of the Mid-Con basin. We have experience acquiring and developing oil-weighted properties in the Mid-Con region, and we expect to continue to selectively acquire additional properties in the Mid-Con region that meet our rate-of-return objectives. Since our formation, we have completed two significant acquisitions that have given us a unique and highly attractive acreage position, underpinned by strong baseline production and proved reserves. We believe our experience as a leading operator and our infrastructure footprint in the Mid-Con region provide us with a competitive advantage in successfully executing and integrating acquisitions.

•	Continuously improve capital and operating efficiency. We continuously focus on optimizing the development of our resource base by seeking ways to maximize our recovery per well relative to the cost incurred and to minimize our operating cost per Mcfe produced. We apply an analytical approach to track and monitor the effectiveness of our drilling and completion techniques and service providers. Additionally, we seek to build infrastructure that allows us to achieve economies of scale and reduce operating costs. Specifically, we purchased 166 miles of gathering lines in New York to enhance our New York gas production. We continue to identify opportunities to increase our pipeline networks in New York to ensure transportation cost control and taps into alternative pipeline networks.

•	Strategic natural gas production, pipeline and acreage acquisition in Appalachia. We have experience acquiring and operating natural gas gathering and transportation pipelines in New York and Pennsylvania. Any consolidation of existing conventional gas producers in Appalachia may provide opportunities for us to acquire assets providing our required rate-of-return gas production objectives as well as providing control over the transportation of our own gas to either regional utilities or major pipeline taps.

•	Maintain a disciplined, growth-oriented financial strategy. We intend to fund our growth predominantly with internally generated cash flows while maintaining ample liquidity and access to capital markets. Substantially all of our lease terms allow us to allocate capital among projects in a manner that optimizes both costs and returns, resulting in a highly efficient drilling program. In addition, these terms allow us to adjust our capital spending depending on commodity prices and market conditions. We expect our cash flows from operating activities, availability under our credit agreement and the net proceeds of this offering to be sufficient to fund our capital expenditures and other obligations necessary to execute our business plan in 2014. Furthermore, for future PDP heavy acquisitions, as we have done in the past, we plan to hedge a significant portion of known production in order to stabilize our cash flows and maintain liquidity. This will allow us to sustain a planned debt repayment program and allow a consistent drilling program, with hedging of new production based on circumstances at the time, thereby preserving operational efficiencies that help us achieve our targeted rates of return.

•	Monetize our New York land holdings if the New York fracking moratorium is lifted. We currently have 275,155 acres in the Marcellus Shale fairway and 139,386 acres in the Utica Shale fairway. Horizontal drilling and fracking technology has continued to advance in other parts of the Marcellus and Utica Shales, resulting in increased EURs and reduced well costs. Fracking has proven to be very successful in major shale plays in the Marcellus and Utica Shales in nearby States of Pennsylvania, West Virginia and Ohio. As a result of the New York fracking moratorium, the company has not been able to develop the most lucrative aspects of its holdings. A regional study done by Ralph E. Davis Associates, Inc. shows that this acreage contains possible reserves and contingent resources of 90 MMBbls of oil and estimated resources of up to 1.2 Tcf of natural gas. The Marcellus and Utica both contain fairways that should be favorable for oil and gas exploration in areas in which Empire currently holds acreage.

5

Recent Developments

Our Capital Restructuring Program. Pursuant to a plan of conversion, as soon as practicable after the effectiveness of the registration statement of which this prospectus is a part, Imperial Resources, LLC (“Imperial”) will file a certificate of conversion, the form of which is filed as an exhibit to the registration statement of which this prospectus is part (the “Certificate of Conversion”), with the Secretary of State of the State of Delaware, pursuant to which Imperial will convert into a Delaware corporation and continue in the name of Empire Energy Holdings, Inc. (the “Corporate Reorganization”). Upon the filing of the Certificate of Conversion, the sole membership percentage interest of Empire Energy Group Limited (“Empire Energy Group“) in Imperial issued and outstanding immediately prior to the Corporate Reorganization will be converted automatically into               shares of common stock of the Company, par value $0.01, with such shares of common stock having the respective rights, preferences and privileges set forth in the certificate of incorporation of the Company, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part. The membership percentage interest outstanding immediately prior to the effective time of the conversion shall be converted automatically, without any action on the part of the holder thereof, into validly issued, fully paid and non-assessable shares of the Company’s common stock.

Second Quarter 2014 Drilling and Production. We plan on drilling one Bass Island Reef (NY) oil well and at least ten gross Upper Devonian Bradford Group (NY) oil and liquids rich wells in the Appalachian Basin and four gross oil wells in the Mid-Con as operator. We expect production in the Mid-Con to be flat to slightly higher in the second quarter. We expect increases to begin to occur in the latter half of the second quarter as newly identified projects are completed. These projects will consist of low cost, clean out and stimulation jobs. The weather in the Appalachian Basin was extremely cold this past winter which caused production issues including well freeze offs. We expect production in Appalachian Basin to increase slightly in the second quarter because of the warming weather.

Risks Related to Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read and carefully consider these risks, together with the risks set forth under the section entitled “Risk Factors” and all of the other information in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in our common stock. If any of the risks discussed in this prospectus actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. See “Risk Factors — Risks Relating to Our Common Stock and this Offering — We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.” These provisions include:

•	only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements;

•	waiver of the compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the “PCAOB,”.

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may choose to take advantage of some but not all of these exemptions. We have also taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

6

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We refer to the Jumpstart Our Business Startups Act of 2012 in this prospectus as the “JOBS Act,” and references in this prospectus to “emerging growth company” have the meaning associated with it in the JOBS Act.

Notwithstanding the above, we are also currently a “smaller reporting company” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a smaller reporting company, at such time that we cease being an emerging growth company, the disclosure we will be required to provide in our Securities and Exchange Commission (“SEC”) filings will increase, but will still be less than it would be if we were not considered either an emerging growth company or a smaller reporting company. Specifically, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

Corporate Reorganization

Prior to the completion of the Corporate Reorganization, Imperial is a wholly-owned subsidiary of Empire Energy Group, a corporation listed on the Australian Securities Exchange under the symbol “EEG” and its American Depository Receipts (“ADRs”) are traded on the OTCQX under the symbol “EEGNY”. While Empire Energy Group will continue to have its ADRs traded listed on the OTCQX, we desire to separate the U.S. operating assets from the large scale Australian frontier exploration assets and benefit from increased liquidity in the U.S. markets by listing separately on the New York Stock Exchange (“NYSE”).

The diagram below sets forth our simplified organizational structure prior to the Corporate Reorganization:

7

Pursuant to a plan of conversion, as soon as practicable after the effectiveness of the registration statement of which this prospectus is a part, Imperial will file a Certificate of Conversion, the form of which is filed as an exhibit to the registration statement of which this prospectus is part with the Secretary of State of the State of Delaware, pursuant to which Imperial will convert into a Delaware corporation and continue in the name of Empire Energy Holdings, Inc. Upon the filing of the Certificate of Conversion, the sole membership percentage interest of Empire Energy Group in Imperial issued and outstanding immediately prior to the Corporate Reorganization will be converted automatically into                  shares of common stock of the Company, par value $0.01, with such shares of common stock having the respective rights, preferences and privileges set forth in the certificate of incorporation of the Company, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part. The membership percentage interest outstanding immediately prior to the effective time of the conversion shall be converted automatically, without any action on the part of the holder thereof, into validly issued, fully paid and non-assessable shares of the Company’s common stock.

The certificate of incorporation and bylaws of the Company after the Corporate Reorganization will contain customary provisions for public companies.

8

The corporate structure of the Company following the Corporate Reorganization and this offering will be as follows:

Empire Energy Group Limited
(Australia)
Public Shareholders
[•]%
[•]%
Empire Energy Holdings, Inc.
(Del.)
100%
Empire Energy USA, LLC
(Del.)
100%
Empire Energy E&P, LLC
(Pa.)

Corporate Information

Our principal executive offices are located at 380 Southpointe Boulevard, Suite 130, Canonsburg, Pennsylvania 15317, and our telephone number is (724) 483-2070. Our website is www.empireenergygroup.net. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information contained in, or otherwise accessible through, our website or any other website does not constitute a part of this prospectus.

9

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding after the offering	shares.

Offering price	per share (the midpoint of the price range set forth on the cover page of this prospectus).

Underwriters’ over-allotment option

The Underwriting Agreement provides that we granted to [•], the sole book-running manager of the offering, an option, exercisable within 45 days after the closing of this offering, to acquire up to an additional shares, solely for the purpose of covering over-allotments.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $           (or $          if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering for future acquisitions and drilling, to fund a portion of our capital expenditure plan and for general corporate purposes. Pending such usage, we expect to invest the proceeds in short-term interest-bearing instruments. See “Use of Proceeds” below.

Dividend policy	We do not anticipate paying any cash dividends on our common stock. In addition, certain of our debt instruments place restrictions on our ability to pay cash dividends. See “Dividend Policy.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

Lock-up	We, our directors, executive officers and certain of our existing stockholders have agreed with the underwriters not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 180 days following the closing of the offering of the common stock, subject to certain exceptions. See “Underwriting” for more information.

Listing and trading symbol	We intend to apply for listing of our common stock on the NYSE under the symbol “EEH.”

  The number of shares of our common stock that will be outstanding immediately after this offering is based on                         shares of common stock of the Company outstanding as of                        , 2014 as if the of the membership interest percentage outstanding as of              , 2014 was converted pursuant to the Corporate Reorganization.

Except for historical financial information or as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes or gives effect to:

10

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock from us in this offering;

•	no exercise of the Representative’s Warrants; and

•	our Corporate Reorganization in connection with this offering.

11

Summary Consolidated Financial Data

The following table summarizes the historical consolidated balance sheet data, statements of operations data and statements of cash flows data (i) as of and for the years ended December 31, 2012 and 2013 derived from, and qualified by reference to, the audited consolidated financial statements of Imperial included elsewhere in this prospectus, and (ii) as of and for the three months ended March 31, 2013 and 2014 derived from, and qualified by reference to, the unaudited consolidated financial statements of Imperial included elsewhere in this prospectus. The financial data of Imperial a holding company, are inclusive of its wholly owned subsidiaries Empire Energy USA, LLC and Empire Energy E&P, LLC. The summary financial data presented below should be read in conjunction with the financial statements and notes thereto and “Selected Historical Consolidated Financial Data,” “Capitalization” and “Management's Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma consolidated balance sheet data, statements of operations data and statements of cash flows data as of and for the years ended December 31, 2012 and 2013 has been prepared to give pro forma as adjusted effect to (i) the Corporate Reorganization, pursuant to which Imperial will be converted into the Company and its only direct holdings will be Empire Energy USA, LLC, and (ii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2012, 2013 or 2014, as applicable. The summary unaudited pro forma consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Corporate Reorganization and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any further date or for any future period.

	Imperial Resources, LLC (Actual)				Empire Energy Holdings, Inc. (Pro Forma)
	Three Months Ended				Three Months Ended
	March 31,		Year Ended December 31,		March 31,	Year Ended December 31,
	2014	2013	2013	2012	2014	2013
	(Unaudited)
	(In thousands, except per unit data)
Statement of operations data:
Revenues:
Oil sales	$3,639	$3,849	$15,276	$16,245
Natural gas sales	1,973	1,831	7,566	5,770
Oil and gas price risk	112	552	2,135	4,259
Total revenues	5,725	6,231	24,977	26,273
Operating expenses:
Lease operating	2,477	2,726	9,257	9,283
Production and ad valorem taxes	98	533	1,163	858
Exploratory dry hole costs	18	-	729	197
General and administrative	593	638	3,463	3,431
Depreciation, depletion and amortization	1,395	1,246	5,854	5,435
Write-down on abandoned leases	-	42	152	1,027
Total expenses	4,582	5,185	20,619	20,231
Operating income	1,143	1,046	4,358	6,043
Interest income (expense) - non-cash	(110)	(662)	(2,165)	(6,099)
Interest income (expense) -cash	(498)	(578)	(2,216)	(2,728)
Other income (expense)	(225)	56	143	(243)
Income tax (expense) benefit	(112)	46	(30)	2,188
Net income (loss)	$198	$(93)	$91	$(839)
Net cash provided by (used in):
Operating activities	$473	$2,005	$9,224	$15,794
Investing activities	(769)	(434)	(3,162)	(4,246)
Financing activities	959	(2,114)	(8,226)	(8,745)
Other financial data (unaudited);
Adjusted EBITDAX (1)	$2,331	$2,375	$11,179	$12,651
Earnings per unit – basic	-	-	-	-

Earnings per unit – diluted	-	-	-	-

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	As of March 31,		As of December 31,
	2014	Pro Forma As Adjusted 2014	2013	Pro Forma As Adjusted 2013
	(Unaudited)
	(In thousands)

Balance sheet data:
Cash	$2,782	$	$2,118	$
Total property and equipment, net	97,091		97,518
Total assets	113,608		113,606
Total debt	49,884		49,846
Total members' / Members' capital	41,860		42,273

(1)	Adjusted EBITDAX is a non-GAAP financial measure. For a definition of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to net income (loss), see “—Non-GAAP Financial Measure” below.

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Non-GAAP Financial Measures

Non-GAAP Financial Measures

Adjusted EBITDAX is a supplemental non-GAAP financial measure that is used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies.

We define Adjusted EBITDAX as net income (loss) before interest expense or interest income; income taxes; write-down of abandoned leases; impairments; depreciation, depletion and amortization; amortization of deferred financing costs; equity in (income) loss in a joint venture; non-cash compensation expense; gain from sale of interest in gas properties; and exploration expenses. Adjusted EBITDAX is not a measure of net income as determined by United States generally accepted accounting principles, or GAAP.

Management believes Adjusted EBITDAX is useful because it allows them to more effectively evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDAX because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDAX. Our computations of Adjusted EBITDAX may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDAX is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet debt service requirements.

The following tables present a reconciliation of the non-GAAP financial measure of Adjusted EBITDAX to the GAAP financial measure of net income (loss).

	Three Months Ended
	March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(Unaudited)
	(In thousands)
Consolidated net income (loss)	$198	$(93)	$91	$(839)
Income tax expense	112	(46)	30	(2,198)
Interest expense	527	551	3,497	4,750
Depreciation, depletion and amortization	1,194	1,081	5,050	4,734
Accretion	201	165	805	701
Exploration expenses	18	-	729	197
Discount on debt	40	508	579	2,971
Amortization of deferred financing costs	41	182	305	1,106
Equity income in joint ventures	-	(15)	(86)	-
Expiration of expired leases	-	42	152	1,027
Loss on disposal of property, plant and equipment	-	-	28	193
Adjusted EBITDAX	$2,331	$2,375	$11,179	$12,651

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Summary Pro Forma Reserve and Operating Data

The following tables present, as of the dates indicated, summary data with respect to our estimated pro forma net proved oil and natural gas reserves and operating data.

The reserve estimates attributable to our properties at December 31, 2013 and 2012 presented in the table below are based on a reserve report prepared by Ralph E. Davis Associates, Inc. for Appalachia and LaRoche Petroleum Consultants, Ltd. for Mid-Con. All of these reserve estimates were prepared in accordance with the SEC's rules regarding oil and natural gas reserve reporting that are currently in effect. The following tables also contain summary unaudited information regarding production and sales of oil and natural gas with respect to such properties.

Please read “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Business—Oil and Natural Gas Reserves” in evaluating the material presented below.

The following table presents summary data with respect to our estimated pro forma net proved reserves as of the dates indicated. The reserve estimates presented in the table below are based on proved reserve reports prepared by Ralph E. Davis Associates, Inc. and LaRoche Petroleum Consultants, Ltd, our independent petroleum engineers, in accordance with the rules and regulations of the SEC regarding oil and natural gas reserve reporting. For more information about our proved reserves as of December 31, 2013 and 2012, please read Ralph E. Davis Associates, Inc.’s and LaRoche Petroleum Consultants, Ltd.’s reports, which have been filed as exhibits to the registration statement of which this prospectus is a part.

	As of December 31,
	2013	2012
Reserve Data
Estimated proved reserves(1):
Oil (MBbls)	3,087	2,804
Natural gas (MMcf)	31,940	34,600
Total estimated proved reserves (MBoe)	8,411	8,571
Proved developed reserves (MBoe)	7,673	8,289
% proved developed reserves (MBoe)	91%	97%
Proved undeveloped reserves (MBoe)	738	282
PV-10 of proved reserves (in millions)	$110.999	$98.931

(1)	Our estimated pro forma net proved reserves were determined using a 12-month average price for oil and natural gas. The prices used in our reserve reports yield weighted average wellhead prices, which are based on index prices and adjusted for energy content, transportation fees and regional price differentials. The index prices and the equivalent wellhead prices are shown in the table below.

15

	Oil		Natural gas
Mid-Con	Index Price (per Bbl)	Weighted Average Wellhead Price (per Bbl)	Index Price (per MMBtu)	Weighted Average Wellhead Price (per Mcf)
December 31, 2013	$96.94	$91.44	$3.67	$4.94
December 31, 2012	93.19	82.34	3.56	6.74

	Oil		Natural gas
Appalachia	Index Price (per Bbl)	Weighted Average Wellhead Price (per Bbl)	Index Price (per MMBtu)	Weighted Average Wellhead Price (per Mcf)
December 31, 2013	$86.11	$80.62	$4.21	$4.76
December 31, 2012	87.74	85.46	4.39	5.27

Production, Revenues and Price History

The following table sets forth pro forma information regarding production, revenues and realized prices, and production costs for the year ended December 31, 2013 and for the three months ended March 31, 2014.

	For the Year Ended December 31, 2013	For the Three Months Ended March 31, 2014
Revenues (In thousands):
Oil	$15,276	$3,639
Natural gas	7,566	1,973
Price risk	2,135	112
Total revenues	$24,977	$5,725
Production and operating data:
Net production volumes:
Oil (MBbls)	165	39
Natural gas (MMcf)	1,954	418
Total (MBoe)	490	109
Average daily production volume:
Oil (Bbls/D)	451	437
Natural gas (Mcf/D)	5,354	4,643
Combined (Boe/D)	1,343	1,210
Average realized price before effects of hedges:(1)
Oil ($/Bbl)	$92.85	$92.62
Natural gas ($/Mcf)	3.87	4.72
Combined ($/Boe)	$46.59	$51.52
Average realized price after effects of hedges:(1)
Oil ($/Bbl)	$86.53	$86.82
Natural gas ($/Mcf)	5.50	5.54
Combined ($/Boe)	$50.95	$52.55
Expenses (per Boe):
Production:
Lease operating	$18.88	$22.74
Production, severance and ad valorem taxes	2.37	0.90
Depletion, depreciation and amortization	10.30	10.96
General and administrative (2)	7.06	5.45
Write-down on abandoned leases	0.31	0.00
Accretion	1.64	1.85

(1) Average prices shown in the table reflect prices both before and after the effects of our realized commodity hedging transactions. Our calculation of such effects includes both realized gains or losses on cash settlements for commodity derivative transactions.

(2) Pro forma general and administrative expenses do not include additional expenses we would have incurred as a result of being a public company.

16

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in the prospectus, before making your investment decision. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially and adversely affected. This could cause the trading price of our common stock to decline and you could lose all or part of your investment. Our actual results could differ materially from those anticipated in the forward-looking statements made throughout this prospectus as a result of different factors, including the risks we fact described below.

Risks Related to Our Business and Industry

Natural gas, NGL and oil prices are volatile. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

The prices we receive for our natural gas, oil and NGL production will heavily influence our revenue, operating results profitability, access to capital, future rate of growth and carrying value of our properties. Natural gas, NGLs and oil are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the commodities market has been volatile. This market will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include the following:

•	worldwide and regional economic conditions impacting the global supply of and demand for natural gas, NGLs and oil;

•	the price and quantity of imports of foreign natural gas, including liquefied natural gas;

•	political conditions in or affecting other producing countries, including conflicts in the Middle East, Africa, South America and Russia;

•	the level of global exploration and production;

•	the level of global inventories;

•	prevailing prices on local price indexes in the areas in which we operate and expectations about future commodity prices;

•	the proximity, capacity, cost and availability of gathering and transportation facilities, and other factors that result in differentials to benchmark prices;

•	localized and global supply and demand fundamentals and transportation availability;

•	severe weather conditions;

•	natural disasters;

•	technological advances affecting energy consumption;

17

•	the cost of exploring for, developing, producing and transporting reserves;

•	speculative trading in natural gas and crude oil derivative contracts;

•	the price and availability of competitors’ supplies of natural gas and oil and alternative fuels; and

•	domestic, local and foreign governmental regulation and taxes.

Furthermore, the worldwide financial and credit crisis in recent years has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide resulting in a slowdown in economic activity and recession in parts of the world. This has reduced worldwide demand for energy and resulted in lower natural gas, NGL and oil prices.

In addition, all of our natural gas production is sold to purchasers under contracts with market-based prices based on New York Mercantile Exchange (“NYMEX”) Henry Hub prices. The actual prices realized from the sale of natural gas differ from the quoted NYMEX Henry Hub price as a result of location differentials. Location differentials to NYMEX Henry Hub prices, also known as basis differential, result from variances in regional natural gas prices compared to NYMEX Henry Hub prices as a result of regional supply and demand factors. We may experience differentials to NYMEX Henry Hub prices in the future, which may be material.

Also, all of our oil production is sold to purchasers under contracts with market-based prices based on New York Mercantile Exchange (“NYMEX”) - WTI prices. The actual prices realized from the sale of oil differ from the quoted NYMEX - WTI price as a result of location and specific gravity differentials. These differentials to NYMEX - WTI prices, also known as basis differential, result from variances in regional oil prices compared to NYMEX - WTI prices as a result of regional supply and demand factors. We may experience differentials to NYMEX - WTI prices in the future, which may be material.

Lower commodity prices and negative increases in our differentials will reduce our cash flows and borrowing ability. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our reserves as existing reserves are depleted. Lower commodity prices may also reduce the amount of natural gas, NGLs and oil that we can produce economically.

If commodity prices further decrease or our negative differentials further increase, a significant portion of our development and exploration projects could become uneconomic. This may result in our having to make significant downward adjustments to our estimated proved reserves. As a result, a substantial or extended decline in commodity prices or an increase in our negative differentials may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

Our development and exploration projects require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our natural gas reserves.

We make and expect to continue to make substantial capital expenditures for the development and acquisition of oil and natural gas reserves. In 2014, we plan to invest at least $5.0 million in our operations, including $3.6 million for drilling and completion of oil targets in the Mid-Con and $1.4 million for drilling and completion of newly identified oil targets in Appalachia. Our capital budget excludes acquisitions for which we have unutilized revolving and term loan credit facility availability of up to $160 million, subject to lender approval. We expect to fund our 2014 capital expenditures with cash generated by operations, borrowings under our revolving credit facility and a portion of the net proceeds of this offering. Our 2014 capital expenditure budget also assumes that utilization of around $10 million availability of borrowing base under our revolving credit facility. If our lenders do not make available the head room under our borrowing base or other credit facilities available for acquisitions we may seek alternate debt financing or reduce our capital expenditures. In addition, a portion of our 2014 capital budget is projected to be financed with cash flows from operations derived from wells drilled on drilling locations not associated with proved reserves in our 2014 reserve report (see “Recent Developments - Second Quarter 2014 Drilling and Production”). The failure to achieve projected production and cash flows from operations from such wells could result in a reduction to our 2014 capital budget. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, oil or natural gas prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. A reduction in oil or natural gas prices from current levels may result in a decrease in our actual capital expenditures, which would negatively impact our ability to grow production. We intend to finance our future capital expenditures primarily through cash flow from operations and through borrowings under our revolving credit facilities; however, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets. The issuance of additional indebtedness would require that a portion of our cash flow from operations be used for the payment of interest and principal on our indebtedness, thereby reducing our ability to use cash flow from operations to fund working capital, capital expenditures and acquisitions.

18

Our cash flow from operations and access to capital is subject to a number of variables, including:

•	our proved reserves;

•	the level of hydrocarbons we are able to produce from existing wells;

•	the prices at which our production is sold;

•	our ability to acquire, locate and produce new reserves;

•	the levels of our operating expenses; and

•	our ability to borrow under either our revolving credit or term loan facilities.

If our revenues or the borrowing base under our credit facilities decrease as a result of lower oil or natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on terms acceptable to us, if at all. If cash flow generated by our operations or available borrowings under our credit facilities are not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our properties, which in turn could lead to a decline in our reserves and production, and could adversely affect our business, financial condition and results of operations.

Drilling for and producing oil and natural gas are high-risk activities with many uncertainties that could result in a total loss of investment or otherwise adversely affect our business, financial condition or results of operations.

Our future financial condition and results of operations will depend on the success of our development and acquisition activities, which are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable natural gas production, that we will not recover all or any portion of our investment in such wells or that various characteristics of the well will cause us to plug or abandon the well prior to producing in commercially viable quantities.

Our decisions to purchase, explore or develop prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. For a discussion of the uncertainty involved in these processes, see “— Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.” In addition, our cost of drilling, completing and operating wells is often uncertain before drilling commences.

Further, many factors may curtail, delay or cancel our scheduled drilling projects, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements including limitations resulting from wastewater disposal, discharge of greenhouse gases, and limitations on fracking;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel or in obtaining water for fracking activities;

19

•	equipment failures, accidents or other unexpected operational events;

•	inability to deliver produced oil to a refinery

•	lack of available gathering facilities or delays in construction of gathering facilities;

•	lack of available capacity on interconnecting transmission pipelines;

•	adverse weather conditions, such as blizzards and ice storms;

•	issues related to compliance with environmental regulations;

•	environmental hazards, such as natural gas leaks, oil spills, pipeline and tank ruptures, encountering naturally occurring radioactive materials, and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases or other pollutants into the surface and subsurface environment;

•	declines in oil or natural gas prices;

•	limited availability of financing at acceptable terms;

•	title problems; and

•	limitations in the market for oil, natural gas or any other derivatives.

Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties.

We have incurred losses from operations for various periods since our inception and may do so in the future.

We have incurred non-cash net losses for various periods since our inception. Our development of and participation in an increasingly larger number of prospects has required and will continue to require substantial capital expenditures. The uncertainty and factors described throughout this “Risk Factors” section may impede our ability to economically find, develop and acquire oil or natural gas reserves. As a result, we may not be able to sustain profitability or positive cash flows from operating activities in the future, which could adversely affect the trading price of our common stock.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness obligations, including our $50.0 million secured revolving credit facility (the “Revolver”) and our $150.0 million acquisition and development term credit facility (the “Term Facility”), depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

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If our cash flows and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. The Revolver currently restricts our ability to dispose of assets and our use of the proceeds from such disposition. We may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet scheduled debt service obligations.

The Revolver limits the amounts we can borrow up to a borrowing base amount, which the lender, in its sole discretion, determines on a semi-annual basis based upon projected revenues from the natural gas properties securing our loan. The lender can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the Revolver. Any increase in the borrowing base requires the consent of the lender. The additional borrowing base availability under the Revolver is currently $10.0 million. Our next scheduled borrowing base redetermination is expected to occur in February 2015 or immediately after any acquisition that we may make. In the future, we may not be able to access adequate funding under the Revolver if the lender does not agree to an increase, or if the lender determines that the borrowing base should be lowered. The borrowing base may be lowered due to declines in commodity prices, issuance of new indebtedness, the outcome of a subsequent borrowing base redetermination or an unwillingness or inability on the part of lending counterparties to meet their funding obligations and the inability of other lenders to provide additional funding to cover the defaulting lender’s portion. Outstanding borrowings in excess of the borrowing base must be repaid, or we must pledge other natural gas properties as additional collateral after applicable grace periods. As a result, we may be unable to implement our drilling and development plan, make acquisitions or otherwise carry out business plans, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make mandatory principal prepayments required under the Revolver.

Any significant reduction in our borrowing base under the Revolver as a result of the periodic borrowing base redeterminations or otherwise may negatively impact our ability to fund our operations.

The Revolver limits the amounts we can borrow up to a borrowing base amount, which the lender, in its sole discretion, determines on an annual basis based upon projected revenues from the oil and natural gas properties securing our loan. The lender can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the Revolver. Any increase in the borrowing base requires the consent of the lender. If the lender does not agree to an increase, then the borrowing base will be the lowest borrowing base acceptable to such lenders. Outstanding borrowings in excess of the borrowing base must be repaid, or we must pledge other natural gas properties as additional collateral after applicable grace periods. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make mandatory principal prepayments required under the Revolver. The additional borrowing base availability under the Revolver is currently $10.0 million. Our next scheduled borrowing base redetermination is expected to occur in February 2015, or immediately after any acquisition we may make.

Insufficient takeaway capacity in the Appalachian Basin could cause significant fluctuations in our realized natural gas prices.

The Appalachian Basin natural gas business environment has historically been characterized by periods in which production has surpassed local takeaway capacity, resulting in discounts in the price received by producers such as us. Although additional Appalachian Basin takeaway capacity has been added in 2012 and 2013, we do not believe the existing and expected capacity will be sufficient to keep pace with the increased production caused by accelerated drilling in the area. If we develop our potential natural gas resources and are unable to secure additional gathering and compression capacity and long-term firm takeaway capacity on major pipelines that are in existence or currently under construction in our core operating area to accommodate our growing production and to manage basis differentials, it could have a material adverse effect on our financial condition and results of operations.

Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.

The Revolver and the Term Facility each contain a number of significant covenants (in addition to covenants restricting the incurrence of additional indebtedness), including restrictive covenants that may limit our ability to, among other things:

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•	sell assets;

•	make loans to others;

•	make investments;

•	enter into mergers;

•	make certain payments;

•	hedge future production or interest rates;

•	incur liens;

•	engage in certain other transactions without the prior consent of the lenders; and

•	pay dividends.

In addition, our credit facilities require us to maintain certain financial ratios or to reduce our indebtedness if we are unable to comply with such ratios. As of March 31, 2014, we are in compliance with our financial covenants; however, we cannot guarantee that we will be able to comply with such terms at all times in the future. Any failure to comply with the conditions and covenants in our financing agreements that is not waived by our lender or otherwise cured could lead to a termination of our facilities, acceleration of all amounts due under such facilities, or trigger cross-default provisions under other financing arrangements. These restrictions may limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our credit facilities and our convertible debentures impose on us. While we intend to obtain consent from Macquarie Bank regarding this offering, we do not have consent yet and we cannot guarantee that such consent will be received. Failure to obtain consent from Macquarie Bank may result in a breach under our financing documents, which may have a material adverse impact on us.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to current and future economic conditions and commodity prices. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of our reserves.

In order to prepare reserve estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas reserves will vary from our estimates. As a substantial portion of our reserve estimates are made without the benefit of a lengthy production history, any significant variance from the above assumption could materially affect the estimated quantities and present value of our reserves. In addition, we may adjust reserve estimates to reflect production history, results of exploration and development, existing commodity prices and other factors, many of which are beyond our control.

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You should not assume that the present value of future net revenues from our reserves is the current market value of our estimated natural gas reserves. We generally base the estimated discounted future net cash flows from reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

Reserve estimates for fields that do not have a lengthy production history are less reliable than estimates for fields with lengthy production histories. Less production history may contribute to less accurate estimates of reserves, future production rates and the timing of development expenditures. A material and adverse variance of actual production, revenues and expenditures from those underlying reserve estimates would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our gross identified drilling locations are scheduled out over a number of years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill our identified drilling locations.

Our management team has specifically identified and scheduled certain well locations as an estimation of our future multi-year drilling activities on our existing acreage. These well locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including natural gas and oil prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals and other factors. Because of these uncertain factors, we do not know if the numerous drilling locations we have identified will ever be drilled or if we will be able to produce natural gas or oil from these or any other identified drilling locations. In addition, unless production is established within the spacing units covering the undeveloped acres on which some of the potential locations are obtained, the leases for such acreage will expire. Further, certain of the horizontal wells we intend to drill in the future may require unitization with adjacent leaseholds controlled by third parties. If these third parties are unwilling to unitize such leaseholds with ours, this may limit the total locations we can drill. As such, our actual drilling activities may materially differ from those presently identified.

We are continually seeking to increase our stock of drilling locations through either lease acquisition or an ongoing seismic program. As of December 31, 2013, we had 165 gross (116 net) pro forma identified drilling locations. As a result of the limitations described above, we may be unable to drill many of our identified drilling locations. In addition, we will require significant additional capital over a prolonged period in order to pursue the development of these locations, and we may not be able to raise or generate the capital required to do so. Any drilling activities we are able to conduct on these potential locations may not be successful or result in our ability to add additional proved reserves to our overall proved reserves or may result in a downward revision of our estimated proved reserves, which could have a material adverse effect on our future business and results of operations.

The standardized measure of discounted future net cash flows from our proved reserves will not be the same as the current market value of our estimated oil and natural gas reserves.

You should not assume that the standardized measure of discounted future net cash flows from our proved reserves is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements in effect at December 31, 2012 and 2013, we based the discounted future net cash flows from our proved reserves on the 12-month first-day-of-the-month oil and natural gas average prices without giving effect to derivative transactions. Actual future net cash flows from our oil and natural gas properties will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	actual cost of development and production expenditures;

•	the amount and timing of actual production; and

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•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating standardized measure may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general. As a limited liability company, our predecessor was not subject to federal taxation. Accordingly, our standardized measure does not provide for federal corporate income taxes because taxable income was passed through to its members. As a corporation, we will be treated as a taxable entity for federal income tax purposes and our future income taxes will be dependent on our future taxable income. Actual future prices and costs may differ materially from those used in the present value estimates included in this prospectus which could have a material effect on the value of our reserves.

We may incur losses as a result of title defects in the properties in which we invest.

Leases in the Mid-Con and Appalachian Basin are particularly vulnerable to title deficiencies due the long history of land ownership in the area, resulting in extensive and complex chains of title. In the course of acquiring the rights to develop oil and natural gas, it is standard procedure for us and the lessor to execute a lease agreement with payment subject to title verification. In most cases, we incur the expense of retaining lawyers to verify the rightful owners of the oil and gas interests prior to payment of such lease bonus to the lessor. There is no certainty, however, that a lessor has valid title to their lease’s oil and gas interests. In those cases, such leases are generally voided and payment is not remitted to the lessor. As such, title failures may result in fewer net acres to us. Prior to the drilling of an oil or natural gas well, however, it is the normal practice in our industry for the person or company acting as the operator of the well to obtain a preliminary title review to ensure there are no obvious defects in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct defects in the marketability of the title, and such curative work entails expense. Our failure to cure any title defects may delay or prevent us from utilizing the associated mineral interest, which may adversely impact our ability in the future to increase production and reserves. Accordingly, undeveloped acreage has greater risk of title defects than developed acreage. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

The development of our estimated proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated proved undeveloped reserves may not be ultimately developed or produced.

At January 1, 2014, on a pro forma basis, approximately 9% of our total estimated proved reserves were classified as proved undeveloped. Our approximately 738 MBoe of pro forma estimated proved undeveloped reserves will require an estimated $41.5 million of development capital. Development of these undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Delays in the development of our reserves, increases in costs to drill and develop such reserves, or decreases in commodity prices will reduce the PV-10 value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause us to have to reclassify our proved undeveloped reserves as unproved reserves.

If commodity prices decrease to a level such that our future undiscounted cash flows from our properties are less than their carrying value for a significant period of time, we will be required to take write-downs of the carrying values of our properties.

Accounting rules require that we periodically review the carrying value of our properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our properties. A write-down constitutes a non-cash charge to earnings. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations for the periods in which such charges are taken.

Unless we replace our reserves with new reserves and develop those reserves, our reserves and production will decline, which would adversely affect our future cash flows and results of operations.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Unless we conduct successful ongoing development and exploration activities or continually acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Our future natural gas reserves and production, and therefore our future cash flow and results of operations, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire sufficient additional reserves to replace our current and future production. If we are unable to replace our current and future production, the value of our reserves will decrease, and our business, financial condition and results of operations would be adversely affected.

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Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. The impact of the changing demand for oil and gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our derivative activities could result in financial losses or could reduce our earnings. In certain circumstances, we may have to purchase commodities on the open market or make cash payments under our hedging arrangements and these payments could be significant and expose us to other risks.

To achieve more predictable cash flows and reduce our exposure to adverse fluctuations in the prices of oil or natural gas, we enter into derivative instrument contracts for a significant portion of our oil and natural gas production, including fixed-price swaps. As of December 1, 2013, we had entered into natural gas hedging contracts through December 2018 covering a total of approximately 4.9 Bcf (or approximately 53%) of our projected natural gas production at amounts ranging from $4.365 to $6.30 per MMBtu and oil hedging contracts through December 2017 covering a total of 285 MBbls (or approximately 53%) of our projected oil production at prices ranging from $85.23 to $90.00 per Bbl. For the period from January 1, 2014 until December 31, 2014, we have hedged approximately 1.3 Bcf (or approximately 72%) of our projected natural gas production at amounts ranging from $5.27 to $6.30 per MMBtu and 105 MBbls (or approximately 70%) of projected oil production at $90.00 per Bbl. Accordingly, our earnings may fluctuate significantly as a result of changes in fair value of our derivative instruments.

If our production is less than the volume commitments under our hedging arrangements, or if natural gas or oil prices exceed the price at which we have hedged our commodities, there may be an obligation to make cash payments to our hedge counterparties or purchase the volume difference at market prices, which could, in certain circumstances, be significant and expose us to the risk of financial loss. Derivative instruments also expose us to the risk of financial loss in some circumstances, including when there is an increase in the differential between the underlying price in the derivative instrument and actual prices received or there are issues with regard to legal enforceability of such instruments.

The use of derivatives may, in some cases, require the posting of cash collateral with counterparties. Derivatives we have currently entered into do not require cash collateral. If we enter into derivative instruments that require cash collateral and commodity prices or interest rates change in a manner adverse to us, our cash otherwise available for use in our operations would be reduced which could limit our ability to make future capital expenditures and make payments on our indebtedness, and which could also limit the size of our borrowing base. Future collateral requirements will depend on arrangements with our counterparties, highly volatile oil and natural gas prices and interest rates. Our hedging transactions expose us to risk of financial loss if a counter-party fails to perform under a derivative contract. Disruptions in the financial markets could lead to sudden decreases in a counter-party’s liquidity, which could make them unable to perform under the terms of the derivative contract and we may not be able to realize the benefit of the derivative contract. As of March 31, 2014, the estimated fair value of our commodity derivative contracts was approximately $3.6 million. Any default by the counterparty to these derivative contracts, Macquarie Bank, when they become due would have a material adverse effect on our financial condition and results of operations. Derivatives with Macquarie Bank do not require cash collateral.

In addition, derivative arrangements could limit the benefit we would receive from increases in the prices for oil and natural gas, which could also have an adverse effect on our financial condition.

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The inability of our significant customers, on which we depend due to the small number of significant customers, to meet their obligations to us may adversely affect our financial results.

In addition to credit risk related to receivables from commodity derivative contracts, our principal exposures to credit risk are through joint interest receivables ($0.4 million at December 31, 2013) and the sale of our oil and natural gas production ($3.3 million in receivables at December 31, 2013), which we market predominantly to a single oil refinery and to a to a natural gas marketing company, respectively. Joint interest receivables arise from billing entities who own partial interest in the wells we operate. These entities participate in our wells primarily based on their ownership in leased properties on which we wish to drill. We can do very little to choose who participates in our wells. We are also subject to credit risk due to concentration of our oil and natural gas receivables with an oil refinery and a natural gas marketing company. The largest purchaser of our oil during the twelve months ended December 31, 2013 purchased approximately 95% of our operated production and the largest purchaser of our natural gas during the twelve months ended December 31, 2013 purchased approximately 81% of our operated production. We do not require our customers to post collateral. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results.

Our operations are subject to governmental laws and regulations relating to the protection of the environment, which may expose us to significant costs and liabilities that could exceed current expectations.

Substantial costs, liabilities, delays and other significant issues could arise from environmental laws and regulations inherent in drilling and well completion, gathering, transportation, and storage, and we may incur substantial costs and liabilities in the performance of these types of operations. Our operations are subject to extensive federal, regional, state and local laws and regulations governing environmental protection, the discharge of materials into the environment and the security of chemical and industrial facilities. These laws include:

•	Clean Air Act (“CAA”) and analogous state law, which impose obligations related to air emissions;

•	Clean Water Act (“CWA”), and analogous state law, which regulate discharge of wastewaters and storm water from some our facilities into state and federal waters, including wetlands;

•	Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), and analogous state law, which regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent wastes for disposal;

•	Resource Conservation and Recovery Act (“RCRA”), and analogous state law, which impose requirements for the handling and discharge of any solid and hazardous waste from our facilities;

•	National Environmental Policy Act (“NEPA”), which requires federal agencies to study likely environmental impacts of a proposed federal action before it is approved, such as drilling on federal lands;

•	Safe Drinking Water Act (“SDWA”), and analogous state law, which restrict the disposal, treatment or release of water produced or used during oil and gas development;

•	Endangered Species Act (“ESA”), and analogous state law, which seek to ensure that activities do not jeopardize endangered or threatened animals, fish and plant species, nor destroy or modify the critical habitat of such species; and

•	Oil Pollution Act (“OPA”) of 1990, which requires oil storage facilities and vessels to submit to the federal government plans detailing how they will respond to large discharges, requires updates to technology and equipment, regulates above ground storage tanks and sets forth liability for spills by responsible parties.

Various governmental authorities, including the EPA, the U.S. Department of the Interior, the Bureau of Indian Affairs and analogous state agencies and tribal governments, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, the imposition of stricter conditions on or revocation of permits, the issuance of injunctions limiting or preventing some or all of our operations, delays in granting permits and cancellation of leases.

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There is inherent risk of the incurrence of environmental costs and liabilities in our business, some of which may be material, due to the handling of our products as they are gathered, transported, processed and stored, air emissions related to our operations, historical industry operations, and water and waste disposal practices. Joint and several, strict liability may be incurred without regard to fault under certain environmental laws and regulations, including CERCLA, RCRA and analogous state laws, for the remediation of contaminated areas and in connection with spills or releases of natural gas, oil and wastes on, under, or from our properties and facilities. Private parties may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage arising from our operations. Some sites at which we operate may be located near current or former third-party oil and natural gas operations or facilities, and there is a risk that contamination has migrated from those sites to ours. In addition, increasingly strict laws, regulations and enforcement policies could materially increase our compliance costs and the cost of any remediation that may become necessary. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us.

In March 2010, the EPA announced its National Enforcement Initiatives for 2011 to 2013, which includes “Assuring Energy Extraction Activities Comply with Environmental Laws.” According to the EPA’s website, “some techniques for natural gas extraction pose a significant risk to public health and the environment.” To address these concerns, the EPA’s goal is to “address incidences of noncompliance from natural gas extraction and production activities that may cause or contribute to significant harm to public health and/or the environment.” This initiative could involve a large scale investigation of our facilities and processes, and could lead to potential enforcement actions, penalties or injunctive relief against us.

Our business may be adversely affected by increased costs due to stricter pollution control equipment requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. Also, we might not be able to obtain or maintain from time to time all required environmental regulatory approvals for our operations. If there is a delay in obtaining any required environmental regulatory approvals, or if we fail to obtain and comply with them, the operation or construction of our facilities could be prevented or become subject to additional costs.

We are generally responsible for all liabilities associated with the environmental condition of our facilities and assets, whether acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In connection with certain acquisitions and divestitures, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses, which may not be covered by insurance. In addition, the steps we could be required to take to bring certain facilities into compliance could be prohibitively expensive, and we might be required to shut down, divest or alter the operation of those facilities, which might cause us to incur losses.

We make assumptions and develop expectations about possible expenditures related to environmental conditions based on current laws and regulations and current interpretations of those laws and regulations. If the interpretation of laws or regulations, or the laws and regulations themselves, change, our assumptions may change, and any new capital costs may be incurred to comply with such changes. In addition, new environmental laws and regulations might adversely affect our products and activities, including drilling, processing, storage and transportation, as well as waste management and air emissions. For instance, federal and state agencies could impose additional safety requirements, any of which could affect our profitability. Further, new environmental laws and regulations might adversely affect our customers, which in turn could affect our profitability.

Changes in laws or government regulations regarding fracking could increase our costs of doing business, limit the areas in which we can operate and reduce our oil and natural gas production, which could adversely impact our business.

Fracking is an important and common practice that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. Fracking involves the injection of water, sand or alternative proppant and chemicals under pressure into target geological formations to fracture the surrounding rock and stimulate production. Recently, there has been increased public concern regarding an alleged potential for fracking to adversely affect drinking water supplies, and proposals have been made to enact separate federal, state and local legislation that would increase the regulatory burden imposed on fracking. The SDWA regulates the underground injection of substances through the Underground Injection Control (“UIC”) program and exempts fracking from the definition of “underground injection.” Congress has in recent legislative sessions considered legislation to amend the SDWA, including legislation that would repeal the exemption for fracking from the definition of “underground injection” and require federal permitting and regulatory control of fracking, as well as require disclosure of the chemical constituents of the fluids used in the fracturing process. The U.S. Congress may consider similar SDWA legislation in the future.

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In addition, EPA has asserted federal regulatory authority pursuant to the SDWA over certain fracking activities involving the use of diesel fuels and published draft permitting guidance in May 2012 addressing the performance of such activities using diesel fuels in those states where EPA is the permitting authority. Also, in November 2011, the EPA announced its intent to develop and issue regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in fracking and the agency currently plans to issue a Notice of Proposed Rulemaking that would seek public input on the design and scope of such disclosure regulations. To date, the EPA has not issued a Notice of Proposed Rulemaking; therefore, it is unclear how any federal disclosure requirements that add to any applicable state disclosure requirements already in effect may affect our operations. Further, on October 21, 2011, the EPA announced its intention to propose federal Clean Water Act regulations by 2014 governing wastewater discharges from fracking and certain other natural gas operations. In addition, the U.S. Department of the Interior published a revised proposed rule on May 16, 2013, that would update existing regulation of fracking activities on federal lands, including requirements for chemical disclosure, well bore integrity and handling of flowback water. The revised proposed rule was subject to an extended 90-day public comment period, which ended on August 23, 2013.

Presently, fracking is regulated primarily at the state level, typically by state oil and natural gas commissions and similar agencies. Along with several other states, Pennsylvania (where we conduct operations) has adopted laws and proposed regulations that require oil and natural gas operators to disclose chemical ingredients and water volumes used to frack wells, in addition to more stringent well construction and monitoring requirements. The chemical ingredient information is generally available to the public via online databases, and this may bring more public scrutiny to fracking operations. In addition, local governments may also adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or fracking activities in particular or prohibit the performance of well drilling in general or fracking in particular. The Pennsylvania Supreme Court, in Robinson Township v. Commonwealth of Pennsylvania, recently limited the ability to regulate such ordinances from a state-wide level, as well as the ability to require the enactment of local ordinances aiding drilling activities. Following this decision, local governments in Pennsylvania may increasingly adopt ordinances relating to drilling and fracking activities, especially within residential areas. If new or more stringent federal, state, or local legal restrictions relating to the fracking process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

The EPA is conducting a study of the potential impacts of fracking activities on drinking water. The EPA issued a Progress Report in December 2012 and a draft final report is anticipated by 2014 for peer review and public comment. As part of this study, the EPA requested that certain companies provide them with information concerning the chemicals used in the fracking process. This study or other studies may be undertaken by the EPA or other governmental authorities, and depending on their results, could spur initiatives to regulate fracking under the SDWA or otherwise. If new federal, state or local laws or regulations that significantly restrict fracking are adopted, such legal requirements could result in delays, eliminate certain drilling and injection activities and make it more difficult or costly for our customers to perform fracturing. Any such regulations limiting or prohibiting fracking could reduce oil and natural gas exploration and production activities by our customers and, therefore, adversely affect our business. Such laws or regulations could also materially increase our costs of compliance and doing business by more strictly regulating how fracking wastes are handled or disposed.

We currently own substantial property in New York State and we cannot assure when, or if, the New York State’s Supplemental Generic Environmental Impact Statement (“SGEIS”) will be finally issued, the issuance of which is required in order for us to begin high volumes fracking of horizontal wells.

Value extraction from the Company’s Marcellus and Utica Shale play in New York is dependent on final SGEIS issuance that would allow high volume fracking of horizontal wells. There was some anticipation that the SGEIS would be issued in February 2013. However, there has been further delay in the issuance.

On February 12, 2013, the New York State Department of Environmental Conservation (“DEC”) was advised by the New York State Department of Health (“DOH”) that they would need “a few more weeks” to complete their health review of the proposed SGEIS. Issuance of the final SGEIS is contingent upon a determination that the SGEIS has adequately addressed health concerns. After issuance of the SGEIS, the DEC can accept and process fracking permit applications ten days thereafter.

Fracking technology has continued to advance in other parts of the Marcellus and Utica Shales, resulting in increased EURs and reduced well costs in the shale industry. Fracking has proven to be very successful in major shale plays in the Marcellus and Utica Shales in nearby States of Pennsylvania, West Virginia and Ohio. As a result of the New York moratorium, the Company has not been able to develop the most lucrative aspects of its holdings. A regional study done by Ralph E. Davis Associates, Inc. shows that this acreage contains possible reserves and contingent resources of 90 MMBbls of oil and estimated resources of up to 1.2 Tcf of natural gas. The Marcellus and Utica both contain fairways that should be favorable for oil and gas exploration in areas in which we currently hold acreage.

Even once the SGEIS is finally issued, projects of the scale that the Company holds, approximately 300,000 gross acres of shale development, will require significant capital investment. Consequently, the Company would seek to work with partners on the development of these assets, following initial de-risking phase

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Oil and natural gas producers’ operations, especially those using fracking, are substantially dependent on the availability of water. Restrictions on the ability to obtain water may impact our operations.

Water is an essential component of oil and natural gas production during the drilling, and in particular, fracking, process. Our inability to locate sufficient amounts of water, or dispose of or recycle water used in our exploration and production operations, could adversely impact our operations.

Moreover, the imposition of new environmental initiatives and regulations could include restrictions on our ability to conduct certain operations such as fracking or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the exploration, development or production of natural gas. The CWA imposes restrictions and strict controls regarding the discharge of produced waters and other natural gas and oil waste into navigable waters. Permits must be obtained to discharge pollutants to waters and to conduct construction activities in waters and wetlands. The CWA and similar state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of pollutants and unauthorized discharges of reportable quantities of oil and other hazardous substances. State and federal discharge regulations prohibit the discharge of produced water and sand, drilling fluids, drill cuttings and certain other substances related to the natural gas and oil industry into coastal waters. Specific to Pennsylvania, sending wastewater to POTWs requires certain levels of pretreatment that may effectively prohibit such disposal as a disposal option and our continued ability to use injection wells as a disposal option not only will depend on federal or state regulations but also on whether available injection wells have sufficient storage capacities. The EPA has also adopted regulations requiring certain natural gas and oil exploration and production facilities to obtain permits for storm water discharges. Compliance with current and future environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for fracking of wells may increase our operating costs and cause delays, interruptions or termination of our operations, the extent of which cannot be predicted.

We are subject to risks associated with climate change.

There is a growing belief that emissions of greenhouse gases (“GHGs”) may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in providing our products and services, the demand for and consumption of our products and services (due to change in both costs and weather patterns), and the economic health of the regions in which we operate, all of which can create financial risks. In addition, legislative and regulatory responses related to GHGs and climate change creates the potential for financial risk. The U.S. Congress has previously considered legislation related to GHG emissions. There have also been international efforts seeking legally binding reductions in emissions of GHGs. In addition, increased public awareness and concern may result in more state, regional and/or federal requirements to reduce or mitigate GHG emissions.

On September 22, 2009, the EPA finalized a GHG reporting rule that requires large sources of GHG emissions to monitor, maintain records on, and annually report their GHG emissions beginning January 1, 2010. The rule applies primarily to large facilities emitting 25,000 metric tons or more of carbon dioxide-equivalent (CO2e) emissions per year and to most upstream suppliers of fossil fuels, as well as manufacturers of vehicles and engines. Subsequently, on November 8, 2010, the EPA issued GHG monitoring and reporting regulations that went into effect on December 30, 2010, specifically for oil and natural gas facilities, including onshore and offshore oil and natural gas production facilities that emit 25,000 metric tons or more of CO2e per year. The rule requires reporting of GHG emissions by regulated facilities to the EPA by March 2012 for emissions during 2011 and annually thereafter. We are required to report our GHG emissions to the EPA each year in March under this rule. The EPA also issued a final rule that makes certain stationary sources and newer modification projects subject to permitting requirements for GHG emissions, beginning in 2011, under the CAA. Under a phased-in approach, for most purposes, new permitting provisions are required for new facilities that emit 100,000 tons per year or more of CO2e and existing facilities that make changes increasing emissions of CO2e by 75,000 metric tons. The EPA has indicated in rulemakings that it may further reduce these regulatory thresholds in the future, making additional sources subject to permitting.

The recent actions of the EPA and the passage of any federal or state climate change laws or regulations could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program. If we are unable to recover or pass through a significant level of our costs related to complying with climate change regulatory requirements imposed on us, it could have a material adverse effect on our results of operations and financial condition. To the extent financial markets view climate change and GHG emissions as a financial risk, this could negatively impact our cost of and access to capital. Legislation or regulations that may be adopted to address climate change could also affect the markets for our products by making our products more or less desirable than competing sources of energy.

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We may incur substantial losses and be subject to substantial liability claims as a result of our operations. Additionally, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.

Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable releases of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater, air and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires, explosions and ruptures of pipelines;

•	personal injuries and death;

•	natural disasters; and

•	terrorist attacks targeting natural gas and oil related facilities and infrastructure.

Any of these risks could adversely affect our ability to conduct operations or result in substantial loss to us as a result of claims for:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

In accordance with what we believe to be customary industry practice, we maintain insurance against some, but not all, of our business risks. Our insurance may not be adequate to cover any losses or liabilities we may suffer. Also, insurance may no longer be available to us or, if it is, its availability may be at premium levels that do not justify its purchase. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance could have a material adverse effect on our ability to conduct normal business operations and on our financial condition, results of operations or cash flows. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial condition. We may also be liable for environmental damage caused by previous owners of properties purchased by us, which liabilities may not be covered by insurance.

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Since fracking activities are a part of our operations, they are covered by our insurance against claims made for bodily injury, property damage and clean-up costs stemming from a sudden and accidental pollution event. However, we may not have coverage if we are unaware of the pollution event and unable to report the “occurrence” to our insurance company within the time frame required under our insurance policy. We have no coverage for gradual, long-term pollution events. In addition, these policies do not provide coverage for all liabilities, and we cannot assure you that the insurance coverage will be adequate to cover claims that may arise, or that we will be able to maintain adequate insurance at rates we consider reasonable. A loss not fully covered by insurance could have a material adverse effect on our financial condition, results of operations and cash flows.

We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Properties that we decide to drill may not yield natural gas, NGLs or oil in commercially viable quantities.

Properties that we decide to drill that do not yield natural gas, NGLs or oil in commercially viable quantities will adversely affect our results of operations and financial condition. Our project areas are in various stages of development, ranging from project areas with current drilling or production activity to project areas that consist of recently acquired leasehold acreage or that have limited drilling or production history. If the wells in the process of being completed do not produce sufficient revenues to return a profit or if we drill dry holes in the future, our business may be materially affected. In addition, there is no way to predict in advance of drilling and testing whether any particular prospect will yield natural gas, NGLs or oil in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of micro-seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether natural gas, NGLs or oil will be present or, if present, whether natural gas, NGLs or oil will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects. Further, our drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or lost circulation in formations;

•	equipment failure or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental or contractual requirements; and

•	increase in the cost of, shortages or delays in the availability of, electricity, supplies, materials, drilling or workover rigs, equipment and services.

We may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may disrupt our business and hinder our ability to grow.

In the future we may make acquisitions of businesses that complement or expand our current business. We may not be able to identify attractive acquisition opportunities. Even if we do identify attractive acquisition opportunities, we may not be able to complete the acquisition or do so on commercially acceptable terms.

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The success of any completed acquisition will depend on our ability to integrate effectively the acquired business into our existing operations. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions. No assurance can be given that we will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to integrate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations.

In addition, our credit facilities impose certain limitations on our ability to enter into mergers or combination transactions. Our credit facilities also limit our ability to incur certain indebtedness, which could indirectly limit our ability to engage in acquisitions of businesses.

Market conditions or operational impediments may hinder our access to natural gas, NGL or oil markets or delay our production.

Market conditions or the unavailability of satisfactory natural gas, NGL or oil transportation arrangements may hinder our access to markets or delay our production. The availability of a ready market for our production depends on a number of factors, including the demand for and supply of natural gas, NGLs or oil and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells due to lack of a market or inadequacy or unavailability of natural gas, NGL or oil pipeline or gathering system capacity. In addition, if quality specifications for the third-party pipelines with which we connect change so as to restrict our ability to transport product, our access to markets could be impeded. If our production becomes shut in for any of these or other reasons, we would be unable to realize revenue from those wells until other arrangements were made to deliver the products to market.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations or expose us to significant liabilities.

Our oil and natural gas exploration, production and transportation operations are subject to complex and stringent laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations. Such costs could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration for, and the production and transportation of, oil, natural gas and NGLs. Failure to comply with such laws and regulations, including any evolving interpretation and enforcement by governmental authorities, could have a material adverse effect on our business, financial condition and results of operations.

Changes to existing or new regulations may unfavorably impact us, could result in increased operating costs and have a material adverse effect on our financial condition and results of operations. Such potential regulations could increase our operating costs, reduce our liquidity, delay or halt our operations or otherwise alter the way we conduct our business, which could in turn have a material adverse effect on our financial condition, results of operations and cash flows. Further, the discharges of oil, natural gas, natural gas liquids and other pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties. See “Business—Regulation of Environmental and Occupational Safety and Health Matters” for a further description of laws and regulations that affect us.

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The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our exploration and development plans within our budget and on a timely basis.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with natural gas and oil prices, causing periodic shortages. We intend to continue our four-rig drilling program in the Marcellus Shale and to implement a two-rig drilling program in the Utica Shale; however, certain of the rigs performing work for us do so on a well-by-well basis and can refuse to provide such services at the conclusion of drilling on the current well. Historically, there have been shortages of drilling and workover rigs, pipe and other equipment as demand for rigs and equipment has increased along with the number of wells being drilled. We cannot predict whether these conditions will exist in the future and, if so, what their timing and duration will be. Such shortages could delay or cause us to incur significant expenditures that are not provided for in our capital budget, which could have a material adverse effect on our business, financial condition or results of operations.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our revenues to decline and operating expenses to increase.

Section 1(b) of the Natural Gas Act of 1938, (“NGA”), exempts natural gas gathering facilities from regulation by the Federal Energy Regulatory Commission (“FERC”), as a natural gas company under the NGA. We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish a pipeline’s status as a gatherer not subject to regulation as a natural gas company. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of ongoing litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC, the courts or Congress. If the FERC were to consider the status of an individual facility and determine that the facility and/or services provided by it are not exempt from FERC regulation, the rates for, and terms and conditions of services provided by such facility would be subject to regulation by the FERC. Such regulation could decrease revenues, increase operating costs, and depending upon the facility in question, could adversely affect our results of operations and cash flows. In addition, if any of our facilities were found to have provided services or otherwise operated in violation of the NGA, this could result in the imposition of civil penalties as well as a requirement to disgorge charges collected for such service in excess of the cost-based rate established by the FERC.

State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. We cannot predict what new or different regulations federal and state regulatory agencies may adopt, or what effect subsequent regulation may have on our activities. Such regulations may have a material adverse effect on our financial condition, result of operations and cash flows.

Should we fail to comply with all applicable FERC administered statutes, rules, regulations and orders, we could be subject to substantial penalties and fines.

Under the Energy Policy Act of 2005, or EPAct 2005, FERC has civil penalty authority under the NGA to impose penalties for current violations of up to $1 million per day for each violation and disgorgement of profits associated with any violation. While our systems have not been regulated by FERC as a natural gas company under the NGA, we are required to report aggregate volumes of natural gas purchased or sold at wholesale to the extent such transactions utilize, contribute to, or may contribute to the formation of price indices. In addition, Congress may enact legislation or FERC may adopt regulations that may subject certain of our otherwise non-FERC jurisdictional facilities to further regulation. Failure to comply with those regulations in the future could subject us to civil penalty liability.

Competition in the oil and natural gas industry is intense, making it more difficult for us to acquire properties, market natural gas and secure trained personnel.

Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment for acquiring properties, marketing oil or natural gas and securing trained personnel. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to pay more for productive oil or natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. In addition, other companies may be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. The cost to attract and retain qualified personnel has increased over the past three years due to competition and may increase substantially in the future. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital, which could have a material adverse effect on our business.

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The loss of senior management or technical personnel could adversely affect operations.

We depend on the services of our senior management and technical personnel. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of our senior management or technical personnel could have a material adverse effect on our business, financial condition and results of operations.

We are susceptible to the potential difficulties associated with rapid growth and expansion and have a limited operating history.

We have grown rapidly over the last several years. Our management believes that our future success depends on our ability to manage the rapid growth that we have experienced and the demands from increased responsibility on management personnel. The following factors could present difficulties:

•	increased responsibilities for our executive level personnel;

•	increased administrative burden;

•	increased capital requirements; and

•	increased organizational challenges common to large, expansive operations.

Our operating results could be adversely affected if we do not successfully manage these potential difficulties. The historical financial information incorporated herein is not necessarily indicative of the results that may be realized in the future. In addition, our operating history is limited and the results from our current producing wells are not necessarily indicative of success from our future drilling operations.

Seasonal weather conditions and regulations adversely affect our ability to conduct drilling activities in some of the areas where we operate.

Oil and natural gas operations in our operating areas can be adversely affected by seasonal weather conditions and regulations designed to protect various wildlife. This limits our ability to operate in those areas and can intensify competition during those months for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

Increases in interest rates could adversely affect our business.

Our business and operating results can be harmed by factors such as the availability, terms of and cost of capital, increases in interest rates or a reduction in credit rating. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. Recent and continuing disruptions and volatility in the global financial markets may lead to a contraction in credit availability impacting our ability to finance our operations. We require continued access to capital. A significant reduction in cash flows from operations or the availability of credit could materially and adversely affect our ability to achieve our planned growth and operating results.

We may be subject to risks in connection with acquisitions of properties.

The successful acquisition of producing properties requires an assessment of several factors, including:

•	recoverable reserves;

•	future natural gas, NGL or oil prices and their applicable differentials;

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•	operating costs; and

•	potential environmental and other liabilities.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis.

The enactment of derivatives legislation, and the promulgation of regulations pursuant thereto, could have an adverse effect on our ability to use derivative instruments to hedge risks associated with our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted on July 21, 2010, establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. The Dodd-Frank Act requires the Commodity Futures Trading Commission (“CFTC”) and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. Although the CFTC has finalized some regulations, including critical rulemakings on the definition of “swap,” “swap dealer,” and “major swap participant”, others remain to be finalized and it is not possible at this time to predict when this will be accomplished.

The Dodd-Frank Act authorized the CFTC to establish rules and regulations setting position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. The CFTC’s initial position limits rules were vacated by the U.S. District Court for the District of Columbia in September 2012. However, on November 5, 2013, the CFTC proposed new rules that would place limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions. As these new position limit rules are not yet final, the impact of those provisions on us is uncertain at this time.

The CFTC has designated certain interest rate swaps and credit default swaps for mandatory clearing. The CFTC has not yet proposed rules designating any other classes of swaps, including physical commodity swaps, for mandatory clearing. Although we expect to qualify for the end-user exception from the mandatory clearing and trade execution requirements for swaps entered to hedge its commercial risks, the application of the mandatory clearing and trade execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that we use for hedging. In addition, for un-cleared swaps, the CFTC or federal banking regulators may require end-users to enter into credit support documentation and/or post initial and variation margin. Posting of collateral could impact liquidity and reduce our cash available for capital expenditures, therefore reducing our ability to execute hedges to reduce risk and protect cash flows. The proposed margin rules are not yet final, and therefore the impact of those provisions to us is uncertain at this time.

The Dodd-Frank Act and regulations may also require the counterparties to our derivative instruments to spin off some of their derivatives activities to separate entities, which may not be as creditworthy as the current counterparties. The Dodd-Frank Act and regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, and reduce our ability to monetize or restructure our existing derivative contracts. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures.

Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the Dodd-Frank Act and regulations is lower commodity prices.

Any of these consequences could have a material and adverse effect on us, our financial condition or our results of operations.

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Certain federal income tax deductions currently available with respect to natural gas and oil exploration and development may be eliminated, and additional state taxes on natural gas extraction may be imposed, as a result of future legislation.

The Fiscal Year 2014 Budget proposed by the President recommends the elimination of certain key U.S. federal income tax incentives currently available to oil and gas exploration and production companies, and legislation has been introduced in Congress that would implement many of these proposals. Such changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities for oil and gas production; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear, however, whether any such changes will be enacted or how soon such changes could be effective.

The passage of this legislation or any other similar change in U.S. federal income tax law could eliminate or postpone certain tax deductions that are currently available with respect to natural gas and oil exploration and development, and any such change could negatively affect our financial condition and results of operations.

State legislators are exploring ways to ensure that communities are reimbursed for the impact that natural gas development may have on infrastructure. A primary approach has been to impose taxes and fees on the extraction, production, and sale of natural gas and oil. These “severance” taxes—taxes applied to materials severed from the ground—tax the extraction or production of oil, gas, and other natural Thirty-two states currently produce natural gas, with Texas, Louisiana, Wyoming, Oklahoma, and Colorado ranking as the top five producers in 2012. Maryland, New York, and Pennsylvania are the only natural gas producers without a severance tax.

Pennsylvania, the largest U.S. natural gas producer, does not impose a severance tax. Instead, it levies an impact fee on every producing gas and oil well in the state, regardless of the volume produced. Studies by the Pennsylvania Budget and Policy Center estimate that the impact fee will generate $237 to $261 million by 2015, compared to an estimated $800 million from a five percent tax on production value. The 5 percent tax is based on proposals by Pennsylvania Governor and is modeled on West Virginia’s severance tax.

The risk that Pennsylvania and New York may enact such legislation in the future and that other states may increase the severance tax in the future exists.

Risks Related to the Offering and our Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

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•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act of 2002 for our fiscal year ended December 31, 2013, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2019. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. The internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 require us to identify of material weaknesses in internal control over financial reporting, which is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Our management, including our chief executive officer and chief financial officer, does not expect that our internal controls and disclosure controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In addition, discovery and disclosure of a material weakness, by definition, could have a material adverse impact on our financial statements. Such an occurrence could discourage certain customers or suppliers from doing business with us, cause downgrades in our future debt ratings leading to higher borrowing costs and affect how our stock trades. This could in turn negatively affect our ability to access public debt or equity markets for capital.

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There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our common stock at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the stock exchange on which we list our common stock or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering, or at all.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us, the selling stockholder and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	our operating and financial performance and drilling locations, including reserve estimates;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	our failure to meet revenue, reserves or earnings estimates by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us, the selling stockholder or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

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•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks describes under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Empire Energy Group will collectively hold a substantial majority of our common stock.

Immediately following the completion of this offering, Empire Energy Group will hold approximately [●]% of our common stock. Empire Energy Group will have the voting power to elect all of the members of our board of directors and thereby control our management and affairs. In addition, it will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.

So long as Empire Energy Group continues to control a significant amount of our common stock, it will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interest of Empire Energy Group may differ or conflict with the interests of our other stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

The stockholders’ agreement we expect to enter into in connection with the completion of this offering will permit our principal stockholder to designate a majority of the members of our board of directors.

In connection with the completion of this offering, we will enter into a stockholders’ agreement with Empire Energy Group a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Pursuant to the stockholders’ agreement, Empire Energy Group will be provided with certain rights relative to designated director nominees and will agree to vote their shares of common stock in accordance with the stockholders’ agreement, including as it relates to the election of directors.

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

The certificate of incorporation that we will adopt in connection with the Corporate Reorganization authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	limitations on the removal of directors;

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•	limitations on the ability of our stockholders to call special meetings;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

•	providing that the Board of Directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

•	establishing advance notice and certain information requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Investors in this offering will experience immediate and substantial dilution of $            per share.

Based on an assumed initial public offering price of $           per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $           per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of March 31, 2014 on a pro forma basis would be $           per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

A portion of the net proceeds from this offering are expected to be used to fund a portion of our acquisition or capital expenditure plans. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We do not intend to pay dividends on our common stock, and our credit facilities place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, our credit facilities place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have          outstanding shares of common stock. This number includes          shares that we are selling in this offering and          shares that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, assuming an initial public offering price equal to the midpoint of the range set forth on the cover of this prospectus and no exercise of the underwriters’ option to purchase additional shares, Empire Energy Group will own          shares of our common stock, or approximately          % of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in “Underwriting ” but may be sold into the market in the future. Empire Energy Group will be party to a registration rights agreement with us which will require us to effect the registration of its shares (and shares of certain of their affiliates) in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Certain employees will be subject to restrictions on the sale of their shares for 180 days after the date of this prospectus; however, after such period, and subject to compliance with the Securities Act or exemptions therefrom, these employees may sell such shares into the public market. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights.”

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In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                              shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, Empire Energy Group, Macquarie Bank Limited, all of our directors and executive officers and certain of our employees have entered into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. [•], at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for and could rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, Empire Energy Group will beneficially control a majority of the voting power of all classes of our outstanding voting stock. In connection with the completion of this offering, we will enter into a stockholders’ agreement with Empire Energy Group pursuant to which Empire Energy Group will be provided with certain rights relative to designated director nominees and will agree to vote its shares of common stock in accordance with the stockholders’ agreement, including as it relates to the election of directors. For additional information regarding the stockholders’ agreement, please read “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” As a result, we expect to be a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and governance and compensation committees.

These requirements will not apply to us as long as we remain a controlled company. Following this offering, we may utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management.”

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For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (2) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) provide certain disclosure regarding executive compensation required of larger public companies or (4) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.

Forward-looking statements may include statements about our:

•	business strategy;

•	reserves;

•	financial strategy, liquidity and capital required for our development program;

•	realized natural gas, NGL and oil prices;

•	timing and amount of future production of natural gas, NGLs and oil, including with respect to the timing and results of initial wells in the Utica Shale;

•	hedging strategy and results;

•	future drilling plans;

•	competition and government regulations;

•	pending legal or environmental matters;

•	marketing of natural gas, NGLs and oil;

•	leasehold or business acquisitions;

•	costs of developing our properties and conducting our gathering and other midstream operations;

•	general economic conditions;

•	credit markets;

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•	uncertainty regarding our future operating results; and

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the exploration for and development, production, gathering and sale of natural gas, NGLs and oil. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating natural gas reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under “Risk Factors” in this prospectus.

Reserve engineering is a process of estimating underground accumulations of natural gas, NGLs and oil that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of natural gas, and NGLs and oil that are ultimately recovered.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

This prospectus also includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third party research, surveys and studies are reliable, we have not independently verified such data.

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USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of shares of common stock in this offering will be approximately $       million (or approximately $          million if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $        per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our net proceeds from this offering by approximately $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We estimate that we will use the net proceeds from this offering as follows:

•	approximately $ million for future acquisitions and drilling; and
•	the remainder to fund a portion of our capital expenditure plan and for general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to reallocate the net proceeds of this offering; however, any such reallocation would be substantially limited to the categories set forth above to use the net proceeds for other purposes.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, certain of our debt instruments place restrictions on our ability to pay cash dividends.

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CAPITALIZATION

The following table sets forth the cash and capitalization as of March 31, 2014 of:

•	Imperial on an actual basis; and

•	the Company on a pro forma basis to give effect to the reorganization transactions described under “Corporate Reorganization” and, in connection therewith, the conversion of the outstanding percentage interest issued and outstanding immediately prior to the conversion into an aggregate of shares of common stock; and

•	the Company on a pro forma as adjusted basis to give effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), our receipt of an estimated $ million of net proceeds from this offering after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of those net proceeds as described under the caption “Use of Proceeds.”

This table should be read in conjunction with, and is qualified in its entirety by reference to, “Use of Proceeds” and our historical audited and unaudited consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of March 31, 2014[2]
	Actual	Pro Forma	Pro Forma As Adjusted
	Imperial
	Resources,	Empire Energy	Empire Energy
	LLC	Holdings, Inc.	Holdings, Inc.
	(Unaudited)
	(In thousands)

Cash and cash equivalents (1)	$2,782	$

Long term debt:
Term facility (2)	39,364
Revolver (3)	3,000
Related party payable (4)	7,478
Other	42
Total indebtedness	49,884	-

Equity:

Common stock, $0.01 par value; [●] shared authorized (as adjusted); [●] shares issued and outstanding (as adjusted)	29,775
Non-controlling interest	(198)
Warrants	3,413
Accumulated other comprehensive income	1,877
Accumulated earnings	6,993
Total equity	41,860	-

Total capitalization	$91,745	$-

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(1)          As of March 31, 2014, we had cash and cash equivalents of $2.8 million.

(2)          As of March 31, 2014, we had $39.4 million in outstanding borrowings under our term credit facility, which matures in February, 2016 and bears interest at a variable rate, which was approximately 4.59% as of March 31, 2014. This amount is net of discounts on debt of $0.3 million.

(3)          As of March 31, 2014, we had $3.0 million in outstanding borrowings under our revolving credit facility, which matures in February, 2016 and bears interest at a variable rate, which was approximately 2.69% as of March 31, 2014.

(4)          As of March 31, 2014, we had $7.4 million debt due to Empire Energy Group, our parent company.

(5)          The pro forma and pro forma as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

A $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the range set forth on the cover of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, total equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $           million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us at an assumed offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total equity (deficit) and total capitalization by approximately $           million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, at an assumed offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, would decrease each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total equity (deficit) and total capitalization by approximately $           million.

The number of shares of our common stock that will be outstanding immediately after this offering is based on       shares of common stock of the Company outstanding as of           , 2014 as if the membership interest percentage outstanding as of           , 2014 was converted pursuant to the Corporate Reorganization, and excludes the following:

•	shares of our common stock reserved for future issuance under our equity incentive plans as of , 2014;

•	up to additional shares of common stock issuable upon exercise of the underwriters’ over-allotment option; and

•	shares of our common stock issuable upon exercise of the Representative’s Warrants upon completion of this offering.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately and substantially diluted to the extent of the difference between the public offering price per share of our common stock and our pro forma net tangible book value per share of our common stock after giving effect to this offering.

Our historical net tangible book value as of March 31, 2014 was $[•], or $[•] per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided [•] shares of our common stock outstanding as of March 31, 2014.

Our pro forma net tangible book value as of March 31, 2014 was $[•], or $[•] per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of our common stock outstanding as of March 31, 2014 (with the number of shares of common stock calculated as if the membership interest percentage outstanding as of March 31, 2014 was converted pursuant to the Corporate Reorganization).

After giving effect to the sale of the shares in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2014 would have been approximately $     , or $     per share. This represents an immediate increase in pro forma net tangible book value of approximately $     per share to our existing stockholders, and an immediate dilution of $     per share to investors purchasing shares of common stock in this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

The following table illustrates the per share dilution to investors purchasing shares in the offering:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2014, before giving effect to this offering	$
Increase in net tangible book value per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the pro forma as adjusted net tangible book value by $      , the pro forma as adjusted net tangible book value per share by $      per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information above assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $                     per share, representing an immediate increase in pro forma as adjusted net tangible book value to existing stockholders of $                     per share and an immediate dilution of $                     per share to new investors in this offering. If any shares are issued upon exercise of outstanding options or warrants, new investors will experience further dilution.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2014, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by new investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $                     per share, the midpoint of the estimated price range shown on the cover page of this prospectus.

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	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders			$		$
New investors
Total		100%	$	100%	$

The number of shares of our common stock that will be outstanding immediately after this offering is based on                              shares of common stock of the Company outstanding as of               , 2014 as if the membership interest percentage outstanding as of                    , 2014 was converted pursuant to the Corporate Reorganization and excludes the following:

•          shares of our common stock reserved for future issuance under our equity incentive plans as of              , 2014; and

•          shares of our common stock issuable upon exercise of the Representative’s Warrants upon completion of this offering.

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to                     , or                    % of the total number of shares of common stock outstanding after this offering, and the shares held by existing stockholders will be                                but the percentage of shares held by existing stockholders will decrease to                     % of the total shares outstanding.

To the extent that the underwriters’ over-allotment option is exercised, any warrants or options are granted and exercised or existing warrants or options are exercised, there will be further dilution to new investors.

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SELECTED CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated balance sheet data, statements of operations data and statements of cash flows data (i) as of and for the years ended December 31, 2012 and 2013 are derived from, and qualified by reference to, the audited consolidated financial statements of Imperial included elsewhere in this prospectus, and (ii) as of and for the three months ended March 31, 2013 and 2014 are derived from, and qualified by reference to, the unaudited consolidated financial statements of Imperial included elsewhere in this prospectus. The financial data of Imperial a holding company, are inclusive of its wholly owned subsidiary Empire Energy USA, LLC and Empire Energy E&P, LLC. The selected financial data presented below should be read in conjunction with the financial statements and notes thereto, as well as “Capitalization” and “Management's Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results of operations are not necessarily indicative of results to be expected for any future periods.

The selected unaudited pro forma consolidated balance sheet data, statements of operations data and statements of cash flows data as of and for the years ended December 31, 2012 and 2013 has been prepared to give pro forma as adjusted effect to (i) the Corporate Reorganization, pursuant to which Imperial will be converted into the Company and its only direct holdings will be Empire Energy USA, LLC, and (ii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2012, 2013 or 2014, as applicable. The selected unaudited pro forma consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Corporate Reorganization and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any further date or for any future period.

	Imperial Resources, LLC (Actual)				Empire Energy Holdings, Inc. (Pro Forma)
	Three Months Ended				Three Months Ended
	March 31,		Year Ended December 31,		March 31,	Year Ended December 31,
	2014	2013	2013	2012	2014	2013
	(Unaudited)
	(In thousands, except per unit data)
Statement of operations data:
Revenues:
Oil sales	$3,639	$3,849	$15,276	$16,245
Natural gas sales	1,973	1,831	7,566	5,770
Oil and gas price risk	112	552	2,135	4,259
Total revenues	5,725	6,231	24,977	26,273
Operating expenses:
Lease operating	2,477	2,726	9,257	9,283
Production and ad valorem taxes	98	533	1,163	858
Exploratory dry hole costs	18	-	729	197
General and administrative	593	638	3,463	3,431
Depreciation, depletion and amortization	1,395	1,246	5,854	5,435
Write-down on abandoned leases	-	42	152	1,027
Total expenses	4,582	5,185	20,619	20,231
Operating income	1,143	1,046	4,358	6,043
Interest income (expense) - non-cash	(110)	(662)	(2,165)	(6,099)
Interest income (expense) -cash	(498)	(578)	(2,216)	(2,728)
Other income (expense)	(225)	56	143	(243)
Income tax (expense) benefit	(112)	46	(30)	2,188
Net income (loss)	$198	$(93)	$91	$(839)
Net cash provided by (used in):
Operating activities	$473	$2,005	$9,224	$15,794
Investing activities	(769)	(434)	(3,162)	(4,246)
Financing activities	959	2,114	(8,226)	(8,745)
Other financial data (unaudited);
Adjusted EBITDAX (1)	$2,331	$2,375	$11,179	$12,651
Earnings per unit – basic	-	-	-	-

Earnings per unit – diluted	-	-	-	-

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	As of March 31,		As of December 31,
	2014	Pro Forma As Adjusted 2014	2013	Pro Forma As Adjusted 2013
	(Unaudited)
	(In thousands)

Balance sheet data:
Cash	$2,782	$	$2,118	$
Total property and equipment, net	97,091		97,518
Total assets	113,608		113,606
Total debt	49,884		49,846
Total members' / Members' capital	41,860		42,273

(1)	Adjusted EBITDAX is a Non-GAAP “Financial Measures” on p. 14. For a definition of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to net income (loss), see “Summary Consolidated Financial Data” below.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expected performance. We caution that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. Some of the key factors which could cause actual results to vary from our expectations include changes in natural gas prices, the timing of planned capital expenditures, availability of acquisitions, uncertainties in estimating proved reserves and forecasting production results, operational factors affecting the commencement or maintenance of producing wells, the condition of the capital markets generally, as well as our ability to access them, and uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting our business, as well as those factors discussed below and elsewhere in this prospectus, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. See “Cautionary Statement Regarding Forward-Looking Statements.” Also, see the risk factors and other cautionary statements described under the heading “Risk Factors” included elsewhere in this prospectus. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law. Unless otherwise indicated, the information presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” does not give pro forma effect to our corporate reorganization described in “Corporate Reorganization” and “ – Creation of Empire Energy Holdings, Inc.”

Overview

We are an independent exploration and production company focused on the acquisition, development and exploitation of conventional oil and natural gas reserves in the Kansas (Mid-Continent), New York and Pennsylvania (Appalachia). We operate approximately 300 wells in the Mid-Continent and approximately 1,700 wells in the Appalachian Basin. Our drilling activity is currently focused on the low-risk vertical oil development of the Arbuckle and Lansing/Kansas City formations located in Central Kansas (Mid-Continent) where a typical Arbuckle well at a well cost of $350,000 is expected to produce an internal rate of return of around 66% with an initial gross production rate of 640 Bbl/month. This excludes any reserves and production for up-hole producing formations (such as the Lansing/Kansas City formations). In Upstate New York (Appalachia) we are targeting the Upper Devonian Bradford Group formation oil production. Although in Appalachia we mainly produce natural gas from the Medina formation at current gas prices development of these formations is breakeven. We are a returns-focused organization and have targeted these oil formations in Kansas and New York because of their favorable operating environment, long-lived reserve characteristics and high drilling success rates.

We were founded in September 2006 by a group of individuals with extensive experience in the oil and gas and finance industries. As we have grown we have been able to attract additional experienced operating and financial personal. With an average of over 20 years of industry experience, our management team has a proven track record of working as a team to acquire, develop and exploit oil and natural gas reserves in the Mid-Continent and Appalachian regions. Our strategy is to: (i) develop assets where we are the operator and have high revenue interests; and (ii) to acquire producing assets with additional development opportunity, with a focus on accretive acquisitions in regions in which we are already operating, again where we are the operator. This enables us to control the pace of development and allocation of our capital resources. As at March 31, 2014, we operated approximately 99% of our developed acreage with an average working interest of 84%.

Our acreage position was 306,476 gross (232,354 net) acres at March 31, 2014, which we group into two primary areas based on geographic locations – Mid-Continent and Appalachia.

The following table summarizes our leasehold position by primary geographic area as of March 31, 2014:

	Gross	Net
Mid-Continent	22,869	14,407
Appalachia	283,607	217,947

Total	306,476	232,354

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Since our inception, we have completed three significant acquisitions, four bolt-on acquisitions and one divestiture. In December 2006, the Company acquired DK Gas for $9.2 million. Located in Hawthorn, Pennsylvania the Company continues to maintain an operations facility today, with 150 operating gas wells and 6,000 leased acres in Jefferson, Clarion and Armstrong Counties in Pennsylvania. In December 2009, the Company purchased approximately 1,600 operating wells (predominantly gas) and 300,000 leased acres located in upstate New York from Range Resources Corporation for $38.0 million. The wells and leases are located in Chautauqua, Cattaraugus, Erie, Wyoming, Ontario, Seneca, Cayuga and Wayne Counties in New York and Erie County Pennsylvania. The Company maintains an operations facility in Mayville, New York. In December 2010, the Company purchased approximately 300 operating wells (predominantly oil) and 22,000 leased acres located in central Kansas from Amadeus Petroleum for $56.6 million. The Company maintains operations facilities in Great Bend, Plainville, and Wichita, Kansas. With respect to the divestiture, in 2010, the Company sold the deep drilling rights for that acreage to EXCO Resources, Inc. for $25.7 million.

From the time we began operations in December 2006 through March 31, 2014, we have drilled 37 gross operated wells on our properties with an 88% success rate.

In 2013, due to our strategy of building up cash reserves for potential proved developed producing (PDP) heavy acquisitions, our development capital was only approximately $1.3 million and we drilled a total of 5 gross (4 net) wells. In 2014, we plan to invest at least $5.0 million of development capital to drill 21 gross (16 net) wells.

Our estimate of proved reserves is prepared by Ralph E. Davis Associates, Inc. for Appalachia and LaRoche Petroleum Consultant, Ltd for Mid-Continent (Mid-Con). As of January 1, 2014, we had 8.4 MBoe of proved reserves, which were 37% oil, and 63% natural gas. As of January 1, 2014, the PV-10 of our proved reserves was approximately $111.0 million, 82% of which was attributed to proved developed reserves. The following table provides information regarding our proved reserves and production by area as of January 2014, except as otherwise noted below:

Estimated Total Proved Reserves and Production
	Reserves				Production
Region	Oil (MBbls)	Natural Gas (MMcf)	Total (MBoe)	PV-10 (in millions)	Average Net Daily Production (Boe/D)
Mid-Con	3,026	365	3,087	$76.1	447
Appalachia	61	31,574	5,324	34.9	896
Total	3,087	31,939	8,411	$111.0	1,343

We derive substantially all of our revenues from the sale of oil and natural gas that is produced from our interests in properties located in the Mid-Con and in the Appalachian Basin. Our revenues, cash flow from operations and future growth depend substantially on factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. Oil and natural gas prices have historically been volatile and may fluctuate widely in the future due to a variety of factors, including, but not limited to, prevailing economic conditions, supply and demand of hydrocarbons in the marketplace and geopolitical events such as wars or natural disasters. Sustained periods of low oil or natural gas prices could materially and adversely affect our financial condition, our results of operations, the quantities of natural gas that we can economically produce and our ability to access capital.

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We use NYMEX commodity contracts to manage and reduce price volatility and other market risks associated with our oil and natural gas production. These arrangements are structured to reduce our exposure to commodity price decreases, but they can also limit the benefit we might otherwise receive from commodity price increases. We have currently sold oil and natural gas NYMEX contracts at a fixed price. The prices contained in these derivative contracts are based on NYMEX WTI prices for oil and NYMEX Henry Hub prices for natural gas. The NYMEX prices are widely used benchmark for the pricing of oil and natural gas in the United States. The actual prices realized from the sale of natural gas differ from the quoted NYMEX prices as a result of location differentials. Location differentials to NYMEX prices, also known as basis differential, result from variances in regional oil or natural gas prices compared to NYMEX prices as a result of regional supply and demand factors. Historically, we have not hedged basis differentials associated with our oil or natural gas production. We have elected to designate our current portfolio of commodity derivative contracts as hedges for accounting purposes. Therefore only cash settlements are recognized as earnings. All other changes in fair value of these derivative instruments are recognized as Cumulative Other Comprehensive Income on the Balance Sheet. Please read “—Commodity Hedging Activities” for additional discussion of our commodity derivative contracts.

Like other businesses engaged in the exploration and production of oil and natural gas, we face the challenge of natural production declines. As initial reservoir pressures are depleted, oil and natural gas production from a given well naturally decreases. Thus, an oil and natural gas exploration and production company depletes part of its asset base with each unit of oil or natural gas it produces. We attempt to overcome this natural decline by drilling to find additional reserves and acquiring more reserves than we produce. Our future growth will depend on our ability to enhance production levels from our existing reserves and to continue to add reserves in excess of production in a cost effective manner. Our ability to make capital expenditures to increase production from our existing reserves and to add reserves through drilling is dependent on our capital resources and can be limited by many factors, including our ability to access capital in a cost effective manner and to timely obtain drilling permits and regulatory approvals.

Our financial condition and results of operations, including the growth of production, cash flows and reserves, are driven by several factors, including:

•	success in drilling new wells;

•	oil or natural gas prices;

•	the availability of attractive acquisition opportunities and our ability to execute them;

•	the amount of capital we invest in the leasing and development of our properties;

•	facility or equipment availability and unexpected downtime;

•	delays imposed by or resulting from compliance with regulatory requirements; and

•	the rate at which production volumes on our wells naturally decline.

Formation of Empire Energy Holdings, Inc.

Pursuant to a plan of conversion, as soon as practicable after the effectiveness of the registration statement of which this prospectus is a part, Imperial will file a certificate of conversion, the form of which is filed as an exhibit to the registration statement of which this prospectus is part (the “Certificate of Conversion”), with the Secretary of State of the State of Delaware, pursuant to which Imperial will convert into a Delaware corporation and continue in the name of Empire Energy Holdings, Inc. (“Corporate Reorganization”). Upon the filing of the Certificate of Conversion, the sole membership percentage interest of Empire Energy Group Limited (“Empire Energy Group”) in Imperial issued and outstanding immediately prior to the Corporate Reorganization will be converted automatically into       shares of common stock of the Company, par value $0.01, with such shares of common stock having the respective rights, preferences and privileges set forth in the restated certificate of incorporation of the Company, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part. The membership percentage interest outstanding immediately prior to the effective time of the conversion shall be converted automatically, without any action on the part of the holder thereof, into validly issued, fully paid and non-assessable shares of the Company’s common stock.

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The financial data of Imperial, a holding company, are inclusive of its wholly-owned subsidiaries Empire Energy USA, LLC and Empire Energy E&P, LLC and are included in this prospectus in this discussion and analysis of our financial condition and results of operations.

Factors That Significantly Affect Comparability of Our Financial Condition and Results of Operations

Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:

Public Company Expenses. Upon completion of this offering, we expect to incur direct, incremental general and administrative (“G&A”) expenses as a result of being a publicly traded company, including, but not limited to, costs associated with annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. We estimate these direct, incremental G&A expenses will be approximately $0.5 million per year. These direct, incremental G&A expenses are not included in our historical results of operations.

Income Taxes. Imperial, our accounting predecessor, is a limited liability company taxed as a C Corporation for federal and state income taxes, subject to federal and state income taxes at statutory rates. Accordingly, a provision for federal and state income taxes has been provided.

Financing Arrangements.

Imperial, through Empire Energy E&P, LLC and Empire Energy USA, LLC, maintains a facility consisting of the following, which was extended in 2013 to mature in February 2016 with the same terms:

•	A $50.0 million revolving line-of-credit facility (the “Revolver”) was used to refinance existing debt and to undertake future acquisitions. The Revolver is subject to a borrowing base consistent with normal and customary oil and gas lending practices of the bank. The borrowing base limit at the time of the replacement was $3.0 million and is re-determined from time to time in accordance with the Revolver. With only $3.0 million currently drawn on the Revolver we have additional borrowing base availability under the Revolver of $10.0 million. Interest accrues on the outstanding borrowings at rate options selected by the Company and based on the prime lending rate (3.25% at March 31, 2014) or the London Inter-Bank Offered Rate (60-DayLIBOR) (0.19855% at March 31, 2014) plus 2.5%. At March 31, 2014, the Company’s rate option was LIBOR. At the last review of the Revolver by the lender in February 2014, there is additional borrowing base availability under the Revolver of around $10.0 million. However, the borrowing base limit changes with operations and opportunities; and

•	A $150.0 million acquisition and development term credit facility (the “Term Facility”) was used to refinance an existing facility, undertake acquisitions and support capital expenditure under an agreed development plan for oil and gas properties and services companies in the United States. Drawdown on the Term Facility is based on predefined benchmarks. Interest accrues on the outstanding borrowings at rate options selected by the Company and based on the prime lending rate (3.25% at March 31, 2014) or the London Inter-Bank Offered Rate (60-Day LIBOR) (0.19855% at March 31, 2014) plus 2.5%. At March 31, 2014, the Company’s rate option was LIBOR.

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Loans under the facilities are secured by the assets of the Company. Under the terms of the facilities, the Company is required to maintain financial ratios customary for the oil and gas industry. Beginning in March 2008, the Company started to repay the facilities monthly to the extent of an applicable percentage of net operating cash flow and capital transactions. The Revolver and Term Facility loans are guaranteed by Empire Energy Group.

Imperial has a related party payable with Empire Energy Group. The outstanding balance on this line is $7.4 million at March 31, 2014.

Revenue

We market our oil and natural gas production to a variety of purchasers based on regional pricing. The relative prices of oil and natural gas are determined by the factors impacting global and regional supply and demand dynamics, such as economic conditions, production levels, weather cycles and other events. In addition, relative prices are heavily influenced by product quality and location relative to consuming and refining markets. To mitigate the potential negative impact on our cash flow caused by changes in oil and natural gas prices, we have entered into financial commodity derivative contracts in the form of NYMEX based futures contracts for approximately 70% of our future oil and natural gas production when management believes that favorable future prices can be secured.

Oil. The NYMEX-WTI futures price is a widely used benchmark in the pricing of domestic and imported oil in the United States. The actual prices realized from the sale of oil differ from the quoted NYMEX-WTI price as a result of quality and location differentials. Quality differentials to NYMEX-WTI prices result from the fact that crude oils differ from one another in their molecular makeup, which plays an important part in their refining and subsequent sale as petroleum products. Among other things, there are two characteristics that commonly drive quality differentials: (1) the oil’s American Petroleum Institute, or API, gravity and (2) the oil’s percentage of sulfur content by weight. In general, lighter oil (with higher API gravity) produces a larger number of lighter products, such as gasoline, which have higher resale value and, therefore, normally sells at a higher price than heavier oil. Oil with low sulfur content (“sweet” oil) is less expensive to refine and, as a result, normally sells at a higher price than high sulfur-content oil (“sour” oil). Our oil is Kansas Mid-grade which is considered “sour”.

Location differentials to NYMEX-WTI prices result from variances in transportation costs based on the produced oil’s proximity to the major consuming and refining markets to which it is ultimately delivered. Oil that is produced close to major consuming and refining markets, such as near Cushing, Oklahoma, is in higher demand as compared to oil that is produced farther from such markets. Consequently, oil that is produced close to major consuming and refining markets normally realizes a higher price (i.e., a lower location differential to NYMEX-WTI).

The oil produced from our properties is a combination of sweet and sour oil, varying by location. We sell our oil at the NYMEX-WTI price, which is adjusted for quality and transportation differential, depending primarily on location and purchaser. The differential varies, but our oil normally sells at a discount to the NYMEX-WTI price.

Natural Gas. The NYMEX-Henry Hub price of natural gas is a widely used benchmark for the pricing of natural gas in the United States. Similar to oil, the actual prices realized from the sale of natural gas differ from the quoted NYMEX-Henry Hub price as a result of quality and location differentials. Quality differentials to NYMEX-Henry Hub prices result from: (1) the Btu content of natural gas, which measures its heating value, and (2) the percentage of sulfur, CO and other inert content by volume. Wet natural gas with a high Btu content sells at a premium to low Btu content dry natural gas because it yields a greater quantity of NGLs. Natural gas with low sulfur and CO content sells at a premium to natural gas with high sulfur and CO content because of the added cost to separate the sulfur and CO from the natural gas to render it marketable. All of the Company’s natural gas production is dry and is generally sold based on NYMEX-Henry Hub prices plus a differential in the region from which it is produced.

Location differentials to NYMEX-Henry Hub prices result from variances in transportation costs based on the natural gas’ proximity to the major consuming markets to which it is ultimately delivered. Also affecting the differential is the processing fee deduction retained by the natural gas processing plant generally in the form of percentage of proceeds. Generally, these differentials have historically been at a premium to NYMEX-Henry Hub natural gas prices. Because of the increase in shale gas production the location differentials are currently at a discount to NYMEX-Henry Hub natural gas prices.

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	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
Oil
NYMEX WTI High	$104.92	$97.94	$110.53	$109.77
NYMEX WTI Low	91.66	90.12	86.68	77.69
Differential to Average NYMEX WTI	(5.99)	(5.12)	(5.20)	(5.68)
Natural Gas
NYMEX Henry Hub High	$6.14	$4.06	$4.46	$3.90
NYMEX Henry Hub Low	4.00	3.11	3.11	1.90
Differential to Average NYMEX Henry Hub	0.00	0.39	0.14	0.06

We sell substantially all of our oil and natural gas to two customers. In 2013, sales to Coffeyville Resources Refining & Marketing, LLC comprised 95% of our oil sales, and sales to National Fuel Resources, Inc. comprised 81% of our natural gas sales. If any significant customer decided to stop purchasing oil and natural gas from us, our revenues could decline and our operating results and financial condition could be harmed. However, based on the current demand for oil and natural gas, and the availability of other purchasers, we believe that the loss of any one or all of our significant customers would not have a material adverse effect on our financial condition and results of operations, as crude oil and natural gas are fungible products with well-established markets and numerous purchasers.

Principal Components of our Cost Structure

•	Lease operating expense. These are the day to day operating costs incurred to maintain production of our natural gas and oil producing wells. Such costs include produced water disposal, maintenance and repairs. Cost levels for these expenses can vary based on supply and demand for services.
•	Gathering, compression and transportation. These are costs incurred to bring natural gas to the market. Such costs include the costs to operate and maintain our low-pressure gathering and compression systems as well as fees paid to third parties who operate low- and high-pressure gathering systems that transport our natural gas.
•	Ad Valorem Taxes. Certain local jurisdictions in New York and Kansas currently impose an Ad valorem tax generally tied to the value of the oil and natural gas properties.
•	Exploration expense. These include geological and geophysical costs, seismic costs and delay rental payments.
•	General and administrative expense. We expect that we will incur additional general and administrative expenses as a result of being a publicly-traded company. Please see “– Factors That Significantly Affect Comparability of Our Financial Condition and Results of Operations – Public Company Expenses.”
•	Depreciation, depletion and amortization. Depreciation, depletion and amortization (“DD&A”) includes the systematic expensing of the capitalized costs incurred to acquire, explore and develop natural gas. As a “successful efforts” company, we capitalize all costs associated with our acquisition and development efforts and all successful exploration efforts and allocate these costs to each unit of production using the units of production method.
•	Expiration Expenses. These write-downs include the cost of expensing certain lease acquisition costs associated with properties that we no longer expect to drill and therefore have allowed to expire.
•	Interest expense. We have financed property acquisitions with borrowings under our revolving credit facility and term loan. As a result, we incur interest expense that is affected by the level of acquisition activities, as well as fluctuations in interest rates and our financing decisions. We will likely continue to incur significant interest expense as we continue to grow.
•	Income tax expense. Imperial, our accounting predecessor, is a limited liability company taxed as a C Corporation for federal and state income taxes, subject to federal and income taxes at a statutory rates. Accordingly, a provision for federal and state income taxes has been provided.

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How We Evaluate Our Operations

In evaluating our financial results, we focus on production, revenues, per unit cash production, G&A and our Adjusted EBITDAX. We define Adjusted EBITDAX as net income (loss) before interest expense or interest income; income taxes; write-down of abandoned leases; impairments; depreciation, depletion and amortization; amortization of deferred financing costs; equity in (income) loss in a joint venture; non-cash compensation expense; gain from sale of interest in gas properties; and exploration expenses. Adjusted EBITDAX is not a measure of net income as determined by United States generally accepted accounting principles, or GAAP.

Management believes that the presentation of our Adjusted EBITDAX provides information useful in assessing our financial condition and results of operations and that Adjusted EBITDAX is a widely accepted financial indicator of a company’s results of operations.

Adjusted EBITDAX may not be comparable to similarly titled measures used by other companies and should be considered in conjunction with net income (loss) and other performance measures prepared in accordance with GAAP, such as operating income or cash flows from operating activities. Adjusted EBITDAX has important limitations as an analytical tool because it excludes certain items that affect net income (loss) attributable to common stockholders. Adjusted EBITDAX should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP.

We also evaluate our rates of return on invested capital in our wells. We believe the quality of our assets combined with our technical and managerial expertise can generate attractive rates of return as we develop our core acreage position in Mid-Con and Appalachia. Additionally, by focusing on concentrated acreage positions, we can build and own centralized midstream infrastructure, including low- and high-pressure gathering lines, compression facilities, which enable us to reduce reliance on third-party operators, minimize costs and increase our returns.

We measure the expected return of our wells based on return on investment (ROI) based on investment costs, anticipated flow rates, and projected sales prices, and lifting costs. To maintain positive internal cash flow, our plans are to drill low cost, low risk vertical wells that have a short payback period. If the New York fracking moratorium is lifted, our plans would be to drill horizontal wells based on ROI.

Results of Operations

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

The following tables set forth selected operating data for the three months ended March 31, 2014 compared to the three months ended March 31, 2013:

	Three Months Ended		Increase /
	March 31,		(Decrease)
	2014	2013	$	%
	(Unaudited)
	(In thousands, except percentages)
Statement of Operations Data:
Revenues:
Oil	$3,639	$3,849	$(209)	-5%
Natural gas	1,973	1,831	142	8%
Oil and gas price risk	112	552	(439)	-80%
Total revenues	5,725	6,231	(506)	-8%
Operating Expenses:
Lease operating	2,477	2,726	(249)	-9%
Production and ad valorem taxes	98	533	(435)	-82%
Exploratory dry hole costs	18	-	18
General and administrative	593	638	(45)	-7%
Depreciation, Depletion and amortization	1,194	1,081	113	10%
Write-down on abandoned leases	-	42	(42)	-99%
Accretion of discount on asset retirement obligations	201	165	36	22%
Total expenses	4,582	5,185	(603)	-12%
Operating income	1,143	1,046	97	9%
Interest expense	(608)	(1,241)	633	-51%
Other income (expense)	(225)	56	(281)	-505%
Income tax expense	(112)	46	(158)	-342%
Net income	$198	$(93)	$291	-313%

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	Three Months Ended		Increase /
	March 31,		(Decrease)
	2014	2013	$	%
Revenues (In thousands, except percentages):
Oil	$3,639	$3,849	$(209)	-5%
Natural gas	1,973	1,831	142	8%
Price risk	112	552	(439)	-80%
Total revenues	$5,725	$6,231	$(506)	-8%
Average realized price before effects of hedges:(1)
Oil ($/Bbl)	$92.62	$89.24	$3.38	4%
Natural gas ($/Mcf)	4.72	3.87	0.85	22%
Combined ($/Boe)	$51.52	$46.57	$4.95	11%
Average realized price after effects of hedges:(1)
Oil ($/Bbl)	$86.82	$87.02	$(0.20)	0%
Natural gas ($/Mcf)	5.54	5.24	0.30	6%
Combined ($/Boe)	$52.55	$51.10	$1.45	3%
Total production volumes:
Oil (MBbls)	39	43	(4)	-9%
Natural gas (MMcf)	418	473	(55)	-12%
Total (MBoe)	108.94	121.95	(13)	-11%
Average daily production volume:
Oil (Bbls/D)	437	479	(43)	-9%
Natural gas (Mcf/D)	4,643	5,255	(612)	-12%
Combined (Boe/D)	1,210	1,355	(145)	-11%

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	Three Months Ended		Increase /
	March 31,		(Decrease)
	2014	2013	$	%
Expenses (In thousands, except percentages):
Production:
Lease operating	$2,477	$2,726	$(249)	-9%
Production, severance and ad valorem taxes	98	533	(435)	-82%
Total production expenses	2,575	3,259	(684)	-21%
Other:
Exploratory dry hole costs	18	-	18
Depletion, depreciation and amortization	1,194	1,081	113	10%
General and administrative	593	638	(45)	-7%
Write-down on abandoned leases	-	42	(42)	-99%
Accretion	201	165	36	22%
Total operating	4,582	5,185	(603)	-12%
Interest	608	1,241	(633)	-51%
Total expenses	$5,190	$6,426	$(1,236)	-19%

Expenses (per Boe):
Production:
Lease operating	$22.74	$22.35	$0.39	2%
Production, severance and ad valorem taxes	0.90	4.37	(3.47)	-79%
Total production expenses	23.64	26.72	(3.09)	-12%
Other:
Exploratory dry hole costs	0.17	-	0.17
Depletion, depreciation and amortization	10.96	8.86	2.10	24%
General and administrative	5.45	5.23	0.22	4%
Write-down on abandoned leases	0.00	0.35	(0.34)	-99%
Accretion	1.85	1.36	0.49	36%
Total operating	42.06	42.52	(0.46)	-1%
Interest	5.58	10.17	(4.60)	-45%
Total expenses	$47.64	$52.69	$(5.05)	-10%

Oil revenue. Oil revenue decreased from $3.8 million for the quarter ended March 31, 2013 to $3.6 million for the same period in 2014. The $0.2 million decrease was a result of a decrease in production of 4.0 Mbbls for the three month period ended March 31, 2014 compared to the prior year partially offset by a $3.38/Bbl increase in price. The decrease in production was a result of the natural decline in production.

Natural gas sales revenues. The increase of $0.2 million from $1.8 million for the quarter ended March 31, 2013 to $2.0 million for the same quarter in 2014 was a result of a 22% or $0.85/Mcf increase in average prices before the effect of hedges partially offset by a decrease in production of 55 MMcf compared to the prior year’s period. The decrease in production was a result of well shut-ins due to inclement weather during the first quarter of 2014.

Lease operating expenses. The decrease in lease operating expenses from $2.7 million for the quarter ended March 31, 2013 to $2.5 million for the same period in 2014 was due to a decrease in non-recurring repair expenses in 2014.

General & administrative. The decrease of $0.1 million for the quarter ended March 31, 2014 versus the same period in 2013 was primarily attributable to the decrease in professional service fees.

DD&A. The increase of $0.1 million in for the quarter ended March 31, 2014 versus the same period in 2013 was a result of higher average capitalized costs in 2014 compared to 2013.

Write-down of abandoned leases. There were no write downs of abandoned leases for the quarter ended March 31, 2014 compared to the same period in 2013 resulting in a $0.04 million decrease in the write down of abandoned leases in 2014.

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Gain (loss) on derivative instruments. Gain on derivative instruments was $0.6 million for the quarter ended March 31, 2013 compared to $0.1 million for the same period in 2014, resulting in a $0.4 million decrease in gains in derivative instruments in 2014. The $0.1 million gain on settled derivatives contracts for the quarter ended March 31, 2014 was comprised of a $0.2 million loss for oil contracts and a $0.3 million gain for gas contracts.

Interest expense. Interest expense was $0.6 million for the quarter ended March 31, 2014 compared to $1.2 million for the same period in 2013, resulting in a decrease of $0.6 million in 2014 that was primarily attributable to lower levels of average borrowings outstanding and the reduction of deferred financing costs during the period.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table sets forth selected operating data for the year ended December 31, 2013 compared to the year ended December 31, 2012:

	Year Ended December 31,		Increase / (Decrease)
	2013	2012	$	%
	(In thousands, except percentages)
Statement of Operations Data:
Revenues:
Oil	$15,276	$16,245	$(968)	-6%
Natural gas	7,566	5,770	1,796	31%
Oil and gas price risk	2,135	4,259	(2,124)	-50%
Total revenues	24,977	26,273	(1,296)	-5%
Operating Expenses:
Lease operating	9,257	9,283	(26)	0%
Production and ad valorem taxes	1,163	858	305	36%
Exploratory dry hole costs	729	197	532	270%
General and administrative	3,463	3,431	32	1%
Depreciation, depletion and amortization	5,050	4,734	316	7%
Write-down on abandoned leases	152	1,027	(875)	-85%
Accretion of discount on asset retirement obligations	805	701	103	15%
Total expenses	20,619	20,231	388	2%
Operating income	4,358	6,043	(1,684)	-28%
Interest expense	(4,381)	(8,827)	4,446	-50%
Other income (expense)	143	(243)	386	-159%
Income tax expense	(164)	2,188	(2,351)	-107%
Net income	$(43)	$(839)	$796	-95%

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			Increase/
	Year ended December 31,		(Decrease)
	2013	2012	$	%
Revenues (In thousands, except percentages):
Oil	$15,276	$16,245	$(968)	-6%
Natural gas	7,566	5,770	1,796	31%
Price risk	2,135	4,259	(2,124)	-50%
Total revenues	$24,977	$26,273	$(1,296)	-5%
Average realized price before effects of hedges:(1)
Oil ($/Bbl)	$92.85	$88.47	$4.38	5%
Natural gas ($/Mcf)	3.87	2.88	0.99	35%
Combined ($/Boe)	$46.59	$42.52	$4.08	10%
Average realized price after effects of hedges:(1)
Oil ($/Bbl)	$86.53	$85.14	$1.39	2%
Natural gas ($/Mcf)	5.50	5.31	0.19	4%
Combined ($/Boe)	$50.95	$50.74	$0.21	0%
Total production volumes:
Oil (MBbls)	165	184	(19)	-10%
Natural gas (MMcf)	1,954	2,005	(51)	-3%
Total (Boe)	490.26	517.78	(28)	-5%
Average daily production volume:
Oil (Bbls/D)	451	503	(52)	-10%
Natural gas (Mcf/D)	5,354	5,493	(139)	-3%
Combined (Boe/D)	1,343	1,419	(75)	-5%

			Increase/
	Year ended December 31,		(Decrease)
	2013	2012	$	%
Expenses (In thousands, except percentages):
Production:
Lease operating	$9,257	$9,283	$(26)	0%
Production, severance and ad valorem taxes	1,163	858	305	36%
Total production expenses	10,420	10,141	279	3%
Other:
Depletion, depreciation and amortization	5,050	4,734	316	7%
General and administrative	3,463	3,431	32	1%
Exploratory dry hole costs	729	197	532	270%
Write-down on abandoned leases	152	1,027	(875)	-85%
Accretion	805	701	103	15%
Total operating	20,619	20,231	388	2%
Interest	4,381	8,827	(4,446)	-50%
Total expenses	$24,999	$29,057	$(4,058)	-14%

Expenses (per Boe):
Production:
Lease operating	$18.88	$17.93	$0.95	5%
Production, severance and ad valorem taxes	2.37	1.66	0.72	43%
Total production expenses	21.25	19.59	1.67	9%
Other:
Depletion, depreciation and amortization	10.30	9.14	1.16	13%
General and administrative	7.06	6.63	0.44	7%
Exploratory dry hole costs	1.49	0.38	1.11	291%
Write-down on abandoned leases	0.31	1.98	(1.67)	-84%
Accretion	1.64	1.35	0.29	21%
Total operating	42.06	39.07	2.99	8%
Interest	8.94	17.05	(8.11)	-48%
Total expenses	$50.99	$56.12	$(5.13)	-9%

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Oil revenue. Oil revenue decreased from $16.2 million for the year ended December 31, 2012 to $15.3 million in 2013. The $1.0 million decrease was a result of a decrease in production of 19 MBbls in 2013 compared to the prior year, partially offset by a 5% increase in average prices before the effect of hedges. The decrease in production was a result of the natural decline in production.

Natural gas sales revenues. The $1.8 million increase from $5.8 million in 2012 to $7.6 million in 2013 was a result of a 35% increase in average prices before the effect of hedges partially offset by a decrease in production of 51 MMcf compared to the prior year. The decrease in production was a result of gathering line repairs during the summer months and the natural decline in production.

Lease operating expenses. The $0.03 million decrease in lease operating expenses was primarily due to decreased production volumes in 2013 compared to 2012, partially offset by certain non-recurring repair expenses.

General & administrative. The increase of $0.03 million was primarily attributable to the increase in professional service fees.

DD&A. The increase of $0.3 million was a result of higher average capitalized costs in 2013 compared to 2012.

Write-down of abandoned leases. The $0.2 million write-off in 2013 versus the write-off of $1.0 million in 2012 was attributable to our abandonment of certain leases that are outside our core areas of drilling focus.

Gain (loss) on derivative instruments. Gain on derivative instruments was $4.3 million in 2012 versus $2.1 million in 2013 resulting in a $2.1 million decrease in gains on settled derivatives contracts in 2013. The gain on settled derivatives contracts in 2013 was comprised of $1.0 million loss for oil contracts offset by a $3.1 million gain for gas contracts.

Interest expense. The decrease of $4.4 million in interest expense from $8.8 million in 2012 to $4.4 million in 2013 was primarily attributable to lower levels of average borrowings outstanding and the reduction of deferred financing costs during the 2013 period.

Liquidity and Capital Resources

Our primary sources of liquidity have been our debt from our borrowings under bank credit facilities, and our positive cash flow from operations. Our primary use of capital has been the acquisition and development of oil and natural gas properties. As we pursue reserve and production growth, we monitor which capital resources, including equity and debt financings, are available to us to meet our future financial obligations, planned capital expenditure activities and liquidity requirements. We also expect to fund a portion of these requirements with cash flow from operations as we continue to bring additional production online.

Our future success in growing proved reserves and production will be highly dependent on the capital resources available to us. We expect to fund our 2014 capital expenditures with cash generated by operations, borrowings under our revolving credit facility and a portion of the net proceeds of this offering. If our lenders do not increase our borrowing base, we may seek alternate debt financing or reduce our capital expenditures. The failure to achieve projected production and cash flows from operations from such wells could result in a reduction to our 2014 capital budget. Our 2014 capital budget may be further adjusted as business conditions warrant. The amount, timing and allocation of capital expenditures is largely discretionary and within our control. If oil or natural gas prices decline to levels below our acceptable levels, or costs increase to levels above our acceptable levels, we could choose to defer a significant portion of our budgeted capital expenditures until later periods to achieve the desired balance between sources and uses of liquidity and prioritize capital projects that we believe will have the highest expected rates of return and potential to generate near-term cash flow. We routinely monitor and adjust our capital expenditures in response to changes in commodity prices, availability of financing, drilling and acquisition costs, industry conditions, the timing of regulatory approvals, the availability of rigs, success or lack of success in drilling activities, contractual obligations, internally generated cash flow and other factors both within and outside our control.

We believe that operating cash flows, available borrowings under our revolving credit facility and the proceeds to us from this offering should be sufficient to meet our cash requirements, including normal operating needs, debt service obligations, capital expenditures, and commitments and contingencies. However, to the extent that we consider market conditions favorable, we may access the capital markets to raise capital from time to time to fund acquisitions, pay down our revolving credit facility and for general working capital purposes.

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See “Debt Agreements” below for additional details on our outstanding borrowings and available liquidity under our various financing arrangements.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Three Months Ended
	March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(Unaudited)
	(In thousands)
Net cash provided by (used in):
Operating activities	$473	$2,005	$9,224	$15,794
Investing activities	(769)	(434)	(3,162)	(4,246)
Financing activities	959	(2,114)	(8,226)	(8,745)
Net increase (decrease) in cash	$663	$(543)	$(2,164)	$2,803

Cash Flow Provided by Operating Activities

Net cash provided by operating activities was $0.5 million for the three months ended March 31, 2014, compared to $2.0 million of net cash provided by operating activities for the three month period ended March 31, 2013. The change in operating cash flow was the result of a $0.3 million increase in net income and a $1.5 million net decrease in working capital items offset by a decrease in depreciation, depletion and amortization of $0.5 million

For the full year 2013, net cash provided by operating activities was $9.2 million compared to net cash provided by operating activities of $15.8 million for the year ended December 31, 2012. The decrease in cash flow from operations for the year ended December 31, 2013 compared to 2012 was primarily due to a change in working capital items.

Cash Flow Used In Investing Activities

During the three months ended March 31, 2014 and 2013, cash flows used in investing activities were $0.8 million and $0.4 million, respectively. The increase was primarily related to our capital expenditures for drilling and leasing activities

During the years ended December 31, 2013 and 2012, cash flows used in investing activities were $3.2 million and $4.2 million, respectively, primarily related to our capital expenditures for drilling, development and leasing activities.

Cash Flow Provided by Financing Activities

Net cash provided by financing activities was $1.0 million during the three months ended March 31, 2014, compared to $2.1 million used in financing activities for the three months ended March 31, 2013, and was the result of the repayment of debt borrowings in 2013. There was a $1.0 million borrowing for the three months ended March 31, 2014.

Net cash used in financing activities of $8.2 million and $8.7 million during the years ended December 31, 2013 and 2012, respectively, was primarily the result of the repayment of debt borrowings.

Capital Resources

In 2014, we anticipate making capital expenditures, excluding any acquisitions, of up to approximately $5.0 million. Based on expenditures to date and forecasted for the remainder of 2014, we expect to allocate 72% of our capital expenditures to the Mid-Con region and 28 percent to the Appalachian region. This allocation includes approximately 96% for drilling and completions, and the remainder for miscellaneous capital items. The forecast assumes we will have two rigs running in the Mid-Con and one rig running in the Appalachian region.

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Debt Agreements

The Company, through Empire Energy USA, LLC and Empire Energy E&P, LLC, maintains a facility consisting of the following, which was extended in 2013 to mature in February 2016 with the same terms:

A $50.0 million revolving line-of-credit facility (the “Revolver”) was used to refinance existing debt and to undertake future acquisitions. The Revolver is subject to a borrowing base consistent with normal and customary oil and gas lending practices of the bank. The borrowing base limit at the time of the replacement was $3.0 million and is re-determined from time to time in accordance with the Revolver. With only $3.0 million currently drawn on the Revolver we have additional borrowing base availability under the Revolver of $10.0 million. Interest accrues on the outstanding borrowings at rate options selected by the Company and based on the prime lending rate (3.25% at March 31, 2014) or the London Inter-Bank Offered Rate (60-DayLIBOR) (0.19855% at March 31, 2014) plus 2.5%. At March 31, 2014, the Company’s rate option was LIBOR. At the last review of the Revolver by the lender in February 2014, there is additional borrowing base availability under the Revolver of around $10.0 million. However, the borrowing base limit changes with operations and opportunities

A $150.0 million acquisition and development term credit facility (the “Term Facility” and, together with the “Revolver”, the “Facilities”) was used to refinance an existing facility, undertake acquisitions and support capital expenditure under an agreed development plan for oil and gas properties and services companies in the United States. Drawdown on the Term Facility is based on predefined benchmarks. Interest accrues on the outstanding borrowings at rate options selected by the Company and based on the prime lending rate (3.25% at March 31, 2014) or the London Inter-Bank Offered Rate (60-Day LIBOR) (0.19855% at March 31, 2014) plus 2.5%. At March 31, 2014, the Company’s rate option was LIBOR.

Loans under the Facilities are secured by the assets of the Company. Under terms of the Facilities, the Company is required to maintain financial ratios customary for the oil and gas industry. Beginning in March 2008, the Company started to repay the Facilities monthly to the extent of an applicable percentage of net operating cash flow and capital transactions. The Revolver and Term Facility are guaranteed by Empire Energy Group.

We do not currently have any derivatives in place to mitigate the effects of interest rate risk. We may implement an interest rate hedging strategy in the future.

The Facilities are secured by liens on substantially all of our properties and guarantees from our subsidiaries. The Facilities contain restrictive covenants that may limit our ability to, among other things:

•	incur additional indebtedness;

•	sell assets;

•	make loans to others;

•	make investments;

•	enter into mergers;

•	make or declare dividends;

•	hedge future production or interest rates;

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•	incur liens; and

•	engage in certain other transactions without the prior consent of the lender.

The Facilities also require us to maintain the following four financial ratios, which are measured at the end of each calendar quarter:

•	a current ratio, which is the ratio of our consolidated current assets (includes unused commitment under the credit facility and excludes derivative assets) to our consolidated current liabilities, of not less than 1.0 at the end of each fiscal quarter thereafter;

•	a minimum interest coverage ratio, which is the ratio of consolidated EBITDAX based on the trailing twelve month period to consolidated interest expense, of not less than 3.0;

•	an asset coverage ratio, which is the ratio of the present value of our oil and gas reserves (discounted at 10% per annum) to the sum of all our secured debt of not less than 1.5 so long as any debt is outstanding under the term loan facility; and

•	a working capital ratio of not less than zero.

We were in compliance with such covenants and ratios as of March 31, 2014.

Commodity Hedging Activities

Our primary market risk exposure is in the prices we receive for our oil and natural gas production. Realized pricing is primarily driven by the NYMEX contract prices applicable to our oil and natural gas production. Pricing for oil and natural gas production have been volatile and unpredictable for several years, and we expect this volatility to continue in the future. The prices we receive for production depend on many factors outside of our control, including volatility in the differences between product prices at sales points and the applicable index price.

To mitigate the potential negative impact on our cash flow caused by changes in oil and natural gas prices, we have entered into financial commodity derivative contracts in the form of NYMEX based futures contracts for approximately 70% of our future oil and natural gas production when management believes that favorable future prices can be secured.

Our hedging activities are intended to support natural gas prices at targeted levels and to manage our exposure to natural gas price fluctuations. The counterparty is required to make a payment to us for the difference between the floor price specified in the contract and the settlement price, which is based on market prices on the settlement date, if the settlement price is below the floor price. We are required to make a payment to the counterparty for the difference between the ceiling price and the settlement price if the ceiling price is below the settlement price.

By using derivative instruments to hedge exposures to changes in commodity prices, we expose ourselves to the credit risk of our counterparties. Credit risk is the potential failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty is expected to owe us, which creates credit risk. To minimize the credit risk in derivative instruments, it is our policy to enter into derivative contracts only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market makers. The creditworthiness of our counterparties is subject to periodic review. We have derivative instruments in place with Macquarie Bank Limited.

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Contractual Obligations. A summary of our contractual obligations as of March 31, 2014 is provided in the following table, which does not reflect this offering or the use of proceeds therefrom.

		Payments due by period
	Apr-Dec	For the Years Ended December 31
	2014	2015	2016	2017	2018	Thereafter	Total
Revolver	$-	$-	$3,000	$-	$-	$-	$3,000
Term facility	-	-	39,364	-	-	-	39,364
Related party payable	-	-	-	-	-	7,478	7,478
Asset retirement obligation	-	-	-	-	-	30,684	30,684
Other	26	14	2	-	-	-	43
	$26	$14	$42,366	$-	$-	$38,162	$80,569

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements. See Note 2 of the notes to the audited consolidated financial statements for an expanded discussion of our significant accounting policies and estimates made by management.

Sales of oil and natural gas are recognized when the product has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable. Natural gas is sold by the Company under contracts with terms ranging from one month up to the life of the well. Oil is sold by the Company under annually reviewed contracts. Virtually all of the Company contracts’ pricing provisions are tied to a market index with certain adjustments based on, among other factors, for natural gas whether a well delivers to a gathering or transmission line, quality of natural gas and prevailing supply and demand conditions, so that the price of the natural gas fluctuates to remain competitive with other available natural gas suppliers and for oil the API delivered at each sales point. As a result, the Company’s revenues from the sale of oil and natural gas will suffer if market prices decline and benefit if they increase. The Company believes that the pricing provisions both of its oil and natural gas contracts are customary in the industry. Because there are timing differences between the delivery of oil and natural gas and the Company’s receipt of a delivery statement, the Company has unbilled revenues. These revenues are accrued based upon volumetric data from the Company’s records and the Company’s estimates of the related transportation and compression fees, which are, in turn, based upon applicable product prices. The Company currently uses the “net-back” method of accounting for transportation arrangements of its natural gas and oil sales. The Company sells gas and oil at the wellhead and collects a price and recognizes revenues based on the wellhead sales price, since transportation costs downstream of the wellhead are incurred by the customers and reflected in the wellhead price.

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Derivatives

The Company utilizes interest rate swap agreements and oil and gas forward contracts to manage the exposure to interest rate changes on certain variable rate credit agreements and price volatility, respectively.  The Company recognizes its derivatives on the consolidated balance sheets at fair value at the end of each period.  Changes in the fair value of the interest rate swaps oil and gas forward contracts that are designated and meet the required criteria for a cash flow hedge are reported in accumulated other comprehensive income.

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas-producing activities. Costs to acquire mineral interests in oil and gas properties, drill and equip exploratory wells that find proved reserves, and drill and equip development wells and related asset retirement costs are capitalized. Depletion is based on cost less estimated salvage value using the unit-of-production method. The process of estimating and evaluating oil and gas reserves is complex, requiring significant decisions in the evaluation of geological, geophysical, engineering and economic data. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil or gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties and support equipment directly related to such properties, after considering estimated residual salvage values, are depreciated and depleted by the units of production method. Support equipment and other property and equipment not directly related to oil or gas properties are depreciated over their estimated useful lives.

Management’s estimates of proved reserves are based on quantities of oil and natural gas that engineering and geological analysis demonstrates, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic conditions. External engineers prepare the annual reserve and economic evaluation of all properties on a well-by-well basis. Additionally, we adjust oil and natural gas reserves for major well rework or abandonment during the year as needed. The process of estimating and evaluating oil and natural gas reserves is complex, requiring significant decisions in the evaluation of available geological, geophysical, engineering, and economic data. The data for a given property may also change substantially over time as a result of numerous factors, including additional development activity, evolving production history and a continual reassessment of the viability of production under changing economic conditions. As a result, revisions in existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates represent our most accurate assessments possible, the subjective decisions and variances in available data for various properties increase the likelihood of significant changes in these estimates over time. Because estimates of reserves significantly affect our DD&A expense, a change in our estimated reserves could have a material effect on our net income or loss.

On the sale of an entire interest in an unproved property for cash, a gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained unless the proceeds received are in excess of the cost basis which would result in gain on sale.

Oil and Natural Gas Reserves

Our estimates of proved reserves are based on the quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic conditions and operating methods. Our independent petroleum engineers, Ralph E. Davis Associates, Inc. and LaRoche Petroleum Consultants, Ltd., prepare a reserve and economic evaluation of all of our properties on a well-by-well basis. The accuracy of reserve estimates is a function of the:

•	quality and quantity of available data;
•	interpretation of that data;
•	accuracy of various mandated economic assumptions; and
•	judgment of the independent reserve engineer.

Estimating reserves is subjective and actual quantities of oil and natural gas ultimately recovered can differ from estimates for many reasons. Future prices received for production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of calculating reserve estimates. We may not be able to develop proved reserves within the periods estimated. Actual production may not equal the estimated amounts used in the preparation of reserve projections. As these estimates change, calculated reserves change. Any change in reserves directly impacts our estimate of future cash flows from the property, the property's fair value and our DD&A rate.

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Our independent petroleum engineers, Ralph E. Davis Associates, Inc. and LaRoche Petroleum Consultants, Ltd., estimate our proved reserves annually on December 1 and December 31, respectively. This results in a new DD&A rate which we use for the preceding fourth quarter after adjusting for fourth quarter production. We internally estimate reserve additions and reclassifications of reserves from unproved to proved at the end of the second and fourth quarters for use in determining a DD&A rate for the respective half year and year.

For a discussion of the preparation of reserve estimates, internal controls and qualification of responsible technical persons, see “Business – Our Properties – Oil & Natural Gas Reserves – Preparation of Reserve Estimates”, “- Internal Controls,” and “- Qualification of Responsible Technical Persons.”

Depletion

Capitalized amounts attributable to proved oil and gas properties are depleted by the unit-of-production method over proved reserves. Depletion of the costs of wells and related equipment and facilities, including capitalized asset retirement costs, is computed using proved developed reserves. The reserve base used to calculate DD&A for leasehold acquisition costs and the cost to acquire proved properties is the sum of proved developed reserves and proved undeveloped reserves.

Asset Retirement Obligations

The Company accounts for its asset retirement obligations as required by the Asset Retirement and Environmental Obligations topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification), which requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. For the Company, asset retirement obligations primarily relate to the plugging and abandonment of gas-producing facilities.

The estimated liability is based on historical experience in plugging and abandoning wells, estimated remaining lives of those wells based on reserve estimates, external estimates as to the cost to plug and abandon the wells in the future, and federal and state regulatory requirements. The liability is discounted using an assumed credit-adjusted, risk-free interest rate. Revisions to the liability could occur due to changes in estimates of plugging and abandonment costs or remaining lives of the wells, or if federal or state regulations enact new plugging and abandonment requirements.

Income Taxes

Imperial is a limited liability company taxed as a C Corporation for federal and state income tax purposes. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Valuation allowances are provided for a deferred tax asset when it is more likely than not that the asset will not be realized. Income tax penalties and interest are included in the provision for income taxes.

Unproved Properties and Impairments

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Management determined that no impairment allowance was necessary at the end of 2013 and 2012. Long-lived assets to be held and used or disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less cost to sell. As of 2013 and 2012, no impairment expense was recorded.

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Internal Controls and Procedures

We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until the year following our first annual report required to be filed with the SEC.

Recent Accounting Pronouncements

Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.   The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The adoption of this topic had no impact on the Company.

Quantitative and Qualitative Disclosure about Market Risk

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risk. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for hedging purposes, rather than for speculative trading.

Commodity price risk and hedges

For a discussion of how we use financial commodity derivative contracts to mitigate some of the potential negative impact on our cash flow caused by changes in oil and natural gas prices, see “—Commodity Hedging Activities.”

Interest rate risks

The Company maintains a facility consisting of the following, which was extended in 2013 to mature in February 2016 with the same terms:

A $50.0 million revolving line-of-credit facility (the “Revolver”) was used to refinance existing debt and to undertake future acquisitions. The Revolver is subject to a borrowing base consistent with normal and customary oil and gas lending practices of the bank. The borrowing base limit at the time of the replacement was $3.0 million and is re-determined from time to time in accordance with the Revolver. With only $3.0 million currently drawn on the Revolver we have additional borrowing base availability under the Revolver of $10.0 million. Interest accrues on the outstanding borrowings at rate options selected by the Company and based on the prime lending rate (3.25% at March 31, 2014) or the London Inter-Bank Offered Rate (60-DayLIBOR) (0.19855% at March 31, 2014) plus 2.5%. At March 31, 2014, the Company’s rate option was LIBOR.

A $150.0 million acquisition and development term credit facility (Term Facility) was used to refinance an existing facility, undertake acquisitions and support capital expenditure under an agreed development plan for oil and gas properties and services companies in the United States. Drawdown on the Term Facility is based on predefined benchmarks. Interest accrues on the outstanding borrowings at rate options selected by the Company and based on the prime lending rate (3.25% at March 31, 2014) or the London Inter-Bank Offered Rate (60-Day LIBOR) (0.19855% at March 31, 2014) plus 2.5%. At March 31, 2014, the Company’s rate option was LIBOR.

Loans under the facilities are secured by the assets of the Company. Under terms of the facilities, the Company is required to maintain financial ratios customary for the oil and gas industry. Beginning in March 2008, the Company started to repay the facilities monthly to the extent of an applicable percentage of net operating cash flow and capital transactions. The Revolver and Term loans are guaranteed by Empire Energy Group.

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Imperial has a related party payable with Empire Energy Group. The outstanding balance on this line is $7.5 million at March 31, 2014.

We do not currently have any derivatives in place to mitigate the effects of interest rate risk. We may implement an interest rate hedging strategy in the future.

Counterparty and customer credit risk

Our principal exposures to credit risk are through joint interest receivables ($0.4 million at March 31, 2014) and the sale of our oil and natural gas production ($3.3 million in receivables at March 31, 2014). We market a majority of our production to a single oil refinery and to a single natural gas marketing company. Joint interest receivables arise from billing entities who own partial interest in the wells we operate. These entities participate in our wells primarily based on their ownership in leases on which we wish to drill. We are also subject to credit risk due to concentration of our oil and natural gas receivables with two natural gas marketing companies. We do not require our customers to post collateral. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements.

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BUSINESS

Unless the context indicates or otherwise requires, the estimated proved reserve information and other operating data included in this prospectus reflects the combination of our estimated proved reserve information and production data. The estimated proved reserve information for our properties contained in this prospectus are based on reserve reports relating thereto prepared by the independent petroleum engineers of Ralph E. Davis Associates, Inc. for Appalachia and LaRoche Petroleum Consultants, Ltd. for Mid-Continent. We refer to these reports collectively as our “reserve reports.”

Our Company

We are an independent returns-focused exploration and production company focused on the acquisition, exploration and development of conventional oil and natural gas reserves in the Kansas (Mid-Continent), New York and Pennsylvania (Appalachia) regions. We operate approximately 300 producing wells in the Mid-Continent and approximately 1,700 producing wells in the Appalachian Basin. Our drilling activity is currently focused on the low-risk vertical development of the Arbuckle and Lansing/Kansas City formations located in Central Kansas (Mid-Continent) and the Upper Devonian Bradford Group, which is an oil and liquids-rich producing formation located in Upstate New York (Appalachia). We also have a significant number of natural gas producing Medina formation development locations which are marginally economic at current natural gas prices. Additionally, we have significant acreage in the Marcellus Shale and Utica Shale fairways, value extraction from which is dependent upon the lifting of the New York moratorium on high volume fracking of horizontal wells. We intend to position ourselves to take advantage of our New York State shale resources if and when the moratorium is lifted.

We were founded in September 2006 by a group of individuals with extensive experience in the oil and gas and finance industries. As we have grown we have been able to attract additional experienced operating and financial personal. With an average of over 20 years of industry experience, our management team has a proven track record of working as a team to acquire, develop and exploit oil and natural gas reserves in the Mid-Continent and Appalachian regions. Our strategy is to: (i) develop assets where we are the operator and have high revenue interests; and (ii) to acquire producing assets with additional development opportunity, with a focus on accretive acquisitions in regions in which we are already operating, again where we are the operator. This enables us to control the pace of development and allocation of our capital resources. As at March 31, 2014, we operated approximately 99% of our developed acreage with an average working interest of 84%.

Our acreage position was 306,476 gross (232,354 net) acres at March 31, 2014, which we group into two primary areas based on geographic locations, Mid-Continent and Appalachia, which are comprised of approximately 22,869 gross (14,407 net) acres and 283,607 gross (217,947 net) acres, respectively.

The following table summarizes our leasehold position by state as of March 31, 2014:

							Expiry
State	No. Counties	Gross	Net	HBP Ac (1)	Marcellus	Utica	2014	2015	2016	2017+
KS	10	22,869	14,407	16,589	-	-	3,090	3,030	160	-
NY	4	268,263	206,563	223,775	266,736	139,386	1,195	14,270	6,803	22,220
PA	18	15,344	11,384	15,329	8,419	-	-	15	-	-
Total		306,476	232,354	255,693	275,155	139,386	4,285	17,315	6,963	22,220

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Since our inception, we have completed three significant acquisitions, four bolt-on acquisitions and one divestiture. In December 2006, the Company acquired for $9.2 million DK Gas, located in Hawthorn, Pennsylvania where the Company continues to maintain an operations facility today. The acquisition included approximately 150 operating gas wells and 6,000 leased acres in Jefferson, Clarion and Armstrong Counties in Pennsylvania. In December 2009, the Company purchased approximately 1,600 operating wells (predominantly gas) and 300,000 leased acres located in upstate New York from Range Resources Corporation for $38.0 million. The wells and leases are located in Chautauqua, Cattaraugus, Erie, Wyoming, Ontario, Seneca, Cayuga and Wayne Counties in New York and Erie County in Pennsylvania. The Company maintains an operations facility in Mayville, New York. In December 2010, the Company purchased approximately 300 operating wells (predominantly oil) and 22,000 leased acres located in central Kansas from Amadeus Petroleum for $56.6 million. The Company maintains operations facilities in Great Bend, Plainville, and Wichita, Kansas. With respect to the divestiture, in 2010, the Company sold the deep drilling rights for the acreage purchased from DK Gas to EXCO Resources, Inc. for $25.7 million.

From the time we began operations in December 2006 through March 31, 2014, we have drilled 37 gross operated wells on our properties with an 88% success rate.

In 2013, due to our strategy of building up cash reserves for potential PDP heavy acquisitions, our development capital was only approximately $1.3 million and we drilled a total of 5 gross (4 net) wells. In 2014, we plan to invest at least $5.0 million of development capital to drill 21 gross (16 net) wells. Following this offering, we would seek to increase the investment of wells drilled in 2014 by at least $2.5 million, which should result in the drilling of an additional 8 gross (5 net) wells.

The following chart shows our pro forma average net daily production for each quarter from the fourth quarter of 2006 until the fourth quarter of 2013, which shows an uptrend after acquisitions such as that completed in each of December 2006, December 2009 and December 2010.

The following table provides a summary of our acreage, average working interest, producing wells, drilling locations, years of drilling inventory, our average net daily production for the quarter ended March 31, 2014, projected 2014 gross and net wells drilled and projected 2014 drilling and completion capital budget as of December 31, 2013 (not taking into account the proceeds from this offering).

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												2014
												Projected
			Average		Identified			Q1 2014				D&C
			Net		Drilling		Drilling	Average		2014 Projected		Capex
	Acreage (1)		Revenue	Producing	Locations (2)		Inventory	Net Daily		Wells Drilled		Budget
	Gross	Net	Interest	Wells	Gross	Net	Years	Production		Gross	Net	($mm)

Mid-Con	22,869	14,407	63%	294	127	90	13	439	Boe	10	6	$3.6

Appalachia	283,607	217,947	77%	1,673	38	26	3	4,631	Mcf	11	10	1.4

Total (3)	306,476	232,354	76%	1,967	165	116	8	1,211	Boe	21	16	$5.0

(1)	Mid-Con acreage is 99% oil-related. Appalachian acreage is 99% natural gas-related, although the 2014 drilling program relates to one Bass Island Reef (NY) oil well and at least ten Upper Devonian Bradford Group oil and liquids rich wells.

(2)	Based on our reserve reports as of December 31, 2013, we had 165 gross (116 net) locations. Please see “Business—Our Operations—Reserve Data—Determination of Identified Drilling Locations” for more information regarding the process and criteria through which these drilling locations were identified. The drilling locations on which we actually drill will depend on the availability of capital, regulatory approval, commodity prices, costs, actual drilling results and other factors. Please see “Risk Factors—Risks Related to Our Business—Our gross identified drilling locations are scheduled out over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill our identified drilling locations.”

(3)	Calculated by dividing our gross identified drilling locations by the number of wells we expect to drill in 2014.

The following table provides a summary of our drilling results (gross and net) for the years ended December 31, 2013, 2012 and 2011.

	2013		2012		2011
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells:
Productive	-	-	-	-	-	-
Dry	3	-	2	-	-	-
Total Exploratory	3	-	2	-	-	-

Development Wells:
Productive	5	4	6	4	6	4
Dry	-	-	-	-	-	-
Total Development	5	4	6	4	6	4

Total Wells:
Productive	5	4	6	4	6	4
Dry	3	-	2	-	-	-
Total	8	4	8	4	6	4

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Our estimate of proved reserves is prepared by Ralph E. Davis Associates, Inc. for Appalachia and LaRoche Petroleum Consultants, Ltd. for Mid-Continent (sometimes also referred to as Mid-Con). As of January 1, 2014, we had 8.4 MMBoe of proved reserves, which were 37% oil, and 63% natural gas. As of January 1, 2014, the PV-10 of our proved reserves was approximately $111.0 million, 82% of which was attributed to proved developed reserves. The following table provides information regarding our proved reserves and production by area as of January 1, 2014, except as otherwise noted below:

Estimated Total Proved Reserves and Production
	Reserves				Production
Region	Oil (MBbls)	Natural Gas (MMcf)	Total (MBoe)	PV-10 (in millions)	Average Net Daily Production (Boe/D)
Mid-Con	3,026	365	3,087	$76.1	447
Developed	2,340	235	2,380	55.9	447
Non-Producing	686	130	707	20.3	-
Appalachia	61	31,574	5,324	34.9	896
Developed	61	31,392	5,294	34.8	896
Non-Producing	-	182	30	0.1	-
Total	3,087	31,939	8,411	$111.0	1,343

Competitive Strengths

We possess a number of competitive strengths that we believe will help us to successfully execute our business strategies, including:

•	High caliber management team with substantial technical and operational expertise. Our management team has an average of over 20 years of industry experience. We believe our management and technical team is one of our principal competitive strengths due to our team's industry experience and history of working together in the identification, execution and integration of acquisitions, cost efficient management of profitable, large scale drilling programs and disciplined allocation of capital focused on rates of return.

•	Long lived assets with low development and production risk, generates consistent cash flow. Wells in the Mid-Con and Appalachian have a low development risk and maintain consistent production for a 30 to 40 year time frame. Our natural gas wells are located near end-user markets and consistently receive premium prices over wells located on the Gulf coast and require little maintenance, thus generating consistent cash flows.

•	High quality asset base with significant oil exposure in the Mid-Con. We have intentionally focused on crude oil opportunities to benefit from the relative disparity between oil and natural gas prices on an energy-equivalent basis, which has persisted over the last several years and which we expect to continue in the future. Approximately 37% of our proved reserves was oil as of January 1, 2014, and 36% of our daily production in the three months ended March 31, 2014 was oil.

•	Attractive returns on relatively low risk, 3D seismic generated oil drilling targets in the Mid-Con basin. Based on our own drilling experience and wells drilled by the previous owners, a typical Arbuckle well is expected to produce a gross EUR of 20.7 MBbls of oil, an internal rate of return of 66%, with an initial production rate of 642Bbl/month and a well cost of $350,000. This excludes any up-hole producing formations (Lansing/Kansas City).

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•	Large, concentrated acreage position with significant operational control in Appalachia. We currently have 275,155 acres in the Marcellus Shale fairway and 139,386 acres in the Utica Shale fairway. Almost all of it is held by production. Horizontal drilling and fracturing technology has continued to advance in other parts of the Marcellus and Utica Shales, resulting in increased EURs and reduced well costs in the shale industry. Fracking has proven to be very successful in major shale plays in the Marcellus and Utica Shales in nearby States of Pennsylvania, West Virginia and Ohio. As a result of the New York fracking moratorium, the Company has not been able to develop the most lucrative aspects of its holdings. A regional study done by Ralph E. Davis Associates, Inc. shows that this acreage contains possible reserves and contingent resources of 90 MMBbls of oil and estimated resources of up to 1.2 Tcf of natural gas. The Marcellus and Utica both contain fairways that should be favorable for oil and gas exploration in areas in which the Company currently holds acreage.

•	Access to multiple takeaway pipelines. We have the ability to move natural gas to several different pipelines depending upon demand, capacity, and price in order to maximize revenue. Demand for natural gas in local markets is seasonal. When demand is low in these markets, we are able to move gas to interstate markets, thus avoiding the necessity to shut in our wells.

Business Strategies

We maintain a disciplined and analytical approach to investing in which we seek to direct capital in a manner that will maximize our rates of return as we develop our extensive resource base. Key elements of our strategy are:

•	Grow reserves, production and cash flow with low-risk vertical drilling. We have considerable experience managing drilling programs and intend to efficiently develop our acreage position to maximize the value of our resource base. In the Mid-Con by utilizing 3D seismic we are able to accurately generate oil drilling targets. Over 2013 we undertook several 3D seismic programs on existing and new acreage acquired in previous years and commenced investment in a new drilling program. During 2013 we invested $1.3 million of development capital and drilled 5 gross (4 net) development wells, which increased reserves by 33.4 MBoe and 3 gross (2.5 net) exploration wells, the later which were not completed. Based on our own development drilling experience, a generic Arbuckle well at a well cost of $350,000 is expected to produce an internal rate of return of around 66% with an initial gross production rate of 640 Bbl/month. This excludes any reserves and production for up-hole producing formations (such as the Lansing/Kansas City formations).

•	Evaluate and pursue oil-weighted acquisitions where we can add value through our technical expertise and knowledge of the Mid-Con basin. We have experience acquiring and developing oil-weighted properties in the Mid-Con region, and we expect to continue to selectively acquire additional properties in the Mid-Con region that meet our rate-of-return objectives. Since our formation, we have completed two significant acquisitions that have given us a unique and highly attractive acreage position, underpinned by strong baseline production and proved reserves. We believe our experience as a leading operator and our infrastructure footprint in the Mid-Con region provide us with a competitive advantage in successfully executing and integrating acquisitions.

•	Continuously improve capital and operating efficiency. We continuously focus on optimizing the development of our resource base by seeking ways to maximize our recovery per well relative to the cost incurred and to minimize our operating cost per Mcfe produced. We apply an analytical approach to track and monitor the effectiveness of our drilling and completion techniques and service providers. Additionally, we seek to build infrastructure that allows us to achieve economies of scale and reduce operating costs. Specifically, we purchased 166 miles of gathering lines in New York to enhance our New York gas production. We continue to identify opportunities to increase our pipeline networks in New York to ensure transportation cost control and taps into alternative pipeline networks.

•	Strategic natural gas production, pipeline and acreage acquisition in Appalachia. We have experience acquiring and operating natural gas gathering and transportation pipelines in New York and Pennsylvania. Any consolidation of existing conventional gas producers in Appalachia may provide opportunities for us to acquire assets providing our required rate-of-return gas production objectives as well as providing control over the transportation of our own gas to either regional utilities or major pipeline taps.

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•	Maintain a disciplined, growth-oriented financial strategy. We intend to fund our growth predominantly with internally generated cash flows while maintaining ample liquidity and access to capital markets. Substantially all of our lease terms allow us to allocate capital among projects in a manner that optimizes both costs and returns, resulting in a highly efficient drilling program. In addition, these terms allow us to adjust our capital spending depending on commodity prices and market conditions. We expect our cash flows from operating activities, availability under our credit agreement and the net proceeds of this offering to be sufficient to fund our capital expenditures and other obligations necessary to execute our business plan in 2014. Furthermore, for future PDP heavy acquisitions, as we have done in the past, we plan to hedge a significant portion of known production in order to stabilize our cash flows and maintain liquidity. This will allow us to sustain a planned debt repayment program and allow a consistent drilling program, with hedging of new production based on circumstances at the time, thereby preserving operational efficiencies that help us achieve our targeted rates of return.

•	Monetize our New York land holdings if the New York fracking moratorium is lifted. We currently have 275,155 acres in the Marcellus Shale fairway and 139,386 acres in the Utica Shale fairway. Horizontal drilling and fracking technology has continued to advance in other parts of the Marcellus and Utica Shales, resulting in increased EURs and reduced well costs. Fracking has proven to be very successful in major shale plays in the Marcellus and Utica Shales in nearby States of Pennsylvania, West Virginia and Ohio. As a result of the New York fracking moratorium, the company has not been able to develop the most lucrative aspects of its holdings. A regional study done by Ralph E. Davis Associates, Inc. shows that this acreage contains possible reserves and contingent resources of 90 MMBbls of oil and estimated resources of up to 1.2 Tcf of natural gas. The Marcellus and Utica both contain fairways that should be favorable for oil and gas exploration in areas in which Empire currently holds acreage.

Our Properties

Appalachian Basin

The Appalachian Basin, which covers over 185,000 square miles in portions of Kentucky, Tennessee, Virginia, West Virginia, Ohio, Pennsylvania and New York, is considered a highly attractive energy resource producing region with a long history of oil, natural gas and coal production. More importantly, the Appalachian Basin is strategically located near the high energy demand markets of the northeast United States, which has historically resulted in higher realized sales prices due to the reduced transportation costs a purchaser must incur to transport commodities to end users. Over the past five years, the focus of many producers has shifted from the younger, shallower conventional sandstone and carbonate reservoirs to the older, deeper Marcellus Shale and the newly emerging Utica Shale plays, which has driven Appalachian basin production growth. The U.S. Energy Information Administration estimates that Marcellus Shale natural gas production is expected to exceed 13 Bcf/d in December of 2013, which is approximately 18% of total U.S. natural gas production.

We currently lease 283,607 gross (217,947 net) acres in the Appalachian Basin. Currently, our drilling activity is focused on the low-risk vertical development of the Upper Devonian Bradford Group which is an oil and liquids rich producing formation located in Upstate New York.

We currently have facilities in Mayville, New York and Hawthorn, Pennsylvania which are located in the heart of our production and lease holdings.

Marcellus Shale

We believe the Marcellus Shale is one of the most prolific North American shale plays due to its high well recoveries relative to drilling and completion costs, broad aerial extent, relatively homogeneous high-quality reservoir characteristics and significant hydrocarbon resources in place. Based on these attributes, as well as drilling results publicly released by other operators, we believe that the Marcellus Shale offers some of the most attractive single-well rates of return of all North American conventional and unconventional play types.

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The Devonian-aged Marcellus Shale is an unconventional reservoir that produces natural gas, NGLs and oil and is the largest unconventional natural gas field in the U.S. The productive limits of the Marcellus Shale cover over 90,000 square miles within Pennsylvania, West Virginia, Ohio and New York. The Marcellus Shale is a black, organic-rich shale deposit generally productive at depths between 6,000 to 10,000 feet. Production from the brittle, natural gas-charged shale reservoir is best derived from fracking horizontal wellbores that exceed 2,000 feet in lateral length and involve multi-stage fracture stimulations. We currently lease 275,155 gross acres in the Marcellus Shale. Almost all of this acreage is located in New York and 84% of it is held by production. Horizontal drilling and fracking technology has continued to advance in other parts of the Marcellus Shale, resulting in increased EURs and reduced well costs in the shale industry. Fracking has proven to be very successful in major shale plays in the Marcellus Shales in nearby States of Pennsylvania, West Virginia and Ohio. As a result of the New York fracking moratorium, the company has not been able to develop the most lucrative aspects of its holdings. A regional study done by Ralph E. Davis Associates, Inc. shows that this acreage contains possible reserves and contingent resources of 90 MMBbls of oil. The Marcellus contains fairways that should be favorable for oil and gas exploration in areas in which Empire currently holds acreage.

Utica Shale

The Ordovician-aged Utica Shale is an unconventional reservoir underlying the Marcellus Shale. The productive limits of the Utica Shale cover over 80,000 square miles within Ohio, Pennsylvania, West Virginia and New York. The Utica Shale is an organic-rich continuous black shale, with most production occurring at vertical depths between 7,000 and 10,000 feet.

Based on initial drilling results of our peers, we believe the Utica Shale is a premier North American shale play. We currently lease 139,386 gross acres in the Utica Shale. All of this acreage is located in New York and 83% of it is held by production. Horizontal drilling and fracturing technology has continued to advance in other parts of the Utica Shale, resulting in increased EURs and reduced well costs in the shale industry. Fracking has proven to be very successful in major shale plays in the Utica Shale in nearby States of Pennsylvania, West Virginia and Ohio. As a result of the New York fracking moratorium, the Company has not been able to develop the most lucrative aspects of its holdings. A regional study done by Ralph E. Davis Associates, Inc. shows that this acreage estimated resources of up to 1.2 Tcf of natural gas. The Utica contains fairways that should be favorable for oil and gas exploration in areas in which we currently hold acreage.

Currently the State of New York is under a permit ban which in effect prohibits High Volume Fracking, which neutralizes directional drilling of the Marcellus and Utica Shales.  The permit ban which has been in effect since 2010 continues today.  Given the sizable assets held by the Company, if the permit ban is rescinded the Company will be in an excellent position to take advantage of what will undoubtedly be a changing business climate in New York State.

Mid-Continent

We currently lease 22,869 gross (14,407 net) acres in the Mid-Con. Our drilling activity is currently focused on the low-risk vertical development of the Arbuckle and Lancing/Kansas City formations located in Central Kansas. The Central Kansas Uplift (CKU) is the current focus of our operations in the Mid-Con.  Oil production and development has existed in this region since the early 1900’s and continues at a vibrant pace today.  Oil wells drilled within the CKU typically have long life spans, with some of our oldest wells being 80-90 years of age.

Acreage

The following table summarizes our leasehold position by primary geographic area as of March 31, 2014:

	Acreage
	Gross	Net
Mid – Con Kansas	22,869	14,407
Appalachia	283,607	217,947
Pennsylvania	15,344	11,384
New York	268,263	206,563
Chautauqua County	179,083	137,894
Cattaraugus County	36,027	27,741
Other	53,153	40,928
Total	306,476	232,354

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Oil and Natural Gas Reserves

The following table sets forth summary data with respect to our proved reserves as of December 31, 2013 and 2012:

	As of December 31, 2013	As of December 31, 2012
Proved developed reserves:
Oil (MBbls)	2,401	2,578
Natural gas (MMcf)	31,627	34,261
Total (MBoe)	7,674	8,289
Percentage proved developed	91%	97%

Proved undeveloped reserves:
Oil (MBbls)	686	226
Natural gas (MMcf)	312	339
Total (MBoe)	737	282
Percentage proved undeveloped	9%	3%

Total proved reserves:
Oil (MBbls)	3,087	2,804
Natural gas (MMcf)	31,939	34,600

Total (MBoe)	8,411	8,571

Proved undeveloped reserves are identified through a number of criteria, such as seismic signatures, production volumes of Company-owned offsetting wells, as well as public records of wells in the area owned by other companies, and occasionally from shared seismic data. In addition to the aforementioned scientific identification process, including both the Kansas and Appalachian Divisions, we are staffed with oil & gas professionals with years of experience, who have substantial networking contacts within the industry. This gives us a competitive edge when locating and identifying acquisition and leasing opportunities. Furthermore, Empire is actively involved evaluating and leasing undeveloped acreage, which maintains a stable PUD inventory, while preventing the dilution of our existing PUD inventory.

Prior to actually drilling, available PUDs are reviewed and graded. Data pertinent to each PUD is analyzed by geologists, geophysicists and other professionals with knowledge of the subject area. Based on all recommendations a collaborative decision to drill is made.

New York and Pennsylvania are a focus of natural gas development for our company, and prospects in the Appalachian Division are identified by engineering and geologic recommendations, in-house production data and available public production records. We maintain a vast lease/PUD inventory in the Appalachian Division as well. Much of the acreage involved is held by production or has been under lease for a number of years, with additional new leased acreage being added through aggressive leasing practices.

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Preparation of Reserve Estimates

Our reserve estimates as of December 1, 2013 and 2012 and December 31, 2013 and 2012 included in this prospectus were based on evaluations prepared by the independent petroleum engineering firms of Ralph E. Davis Associates, Inc. for Appalachia and LaRoche Petroleum Consultants, Ltd. for Mid-Con in accordance with Standards Pertaining to the Estimating and Auditing of Oil and Gas.

Reserves information and estimates were prepared in accordance with definitions and guidelines promulgated by the Society of Petroleum Evaluation Engineers. Our independent reserve engineers were selected for their historical experience and geographic expertise in engineering hydrocarbon resources.

Proved reserves are reserves which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expires, unless evidence indicates that renewal is reasonably certain. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil or natural gas actually recovered will equal or exceed the estimate. The technical and economic data used in the estimation of our proved reserves include, but are not limited to, well logs, geologic maps, well-test data, production data (including flow rates), well data (including lateral lengths), historical price and cost information, and property ownership interests. Our independent reserve engineers use this technical data, together with standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy. The proved developed reserves and EURs per well are estimated using performance analysis and volumetric analysis. The estimates of the proved developed reserves and EURs for each developed well are used to estimate the proved undeveloped reserves for each proved undeveloped location (utilizing type curves, statistical analysis, and analogy). Proved undeveloped locations that are more than one offset from a proved developed well utilized reliable technologies to confirm reasonable certainty. The reliable technologies that were utilized in estimating these reserves include log data, performance data, log cross sections, seismic data, core data, and statistical analysis.

Internal Controls

Throughout each fiscal year, our internal management and regional managers work with representatives of our independent reserve engineers to review properties and discuss methods and assumptions used in preparation of the proved reserves estimates. While we have no formal committee specifically designated to review reserves reporting and the reserves estimation process, a preliminary copy of the reserve report is reviewed by our senior management with representatives of our independent reserve engineers and internal technical staff.

Qualifications of Responsible Technical Persons

Appalachia - Our proved reserve estimates shown herein at December 1, 2013 and 2012 and the contingent and possible reserve estimates and contingent resources estimates shown herein for our Marcellus and Utica assets respectively have been independently prepared by Ralph E. Davis Associates, Inc., a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. Ralph E. Davis Associates, Inc. was founded in 1924 and performs consulting petroleum engineering services under the Texas Board of Professional Engineers Registration No. F-1529. Within Ralph E. Davis Associates, Inc., the technical person primarily responsible for preparing the estimates set forth each of which is filed as an exhibit to this registration statement, was Mr. Allen C. Barron, President, and a consulting petroleum engineer. Mr. Barron is a Registered Professional Engineer in the State of Texas (License No. 49284).

Mr. Barron rejoined Ralph E. Davis Associates, Inc. in 1993 after serving as President at H.J. Gruy and Company. Mr. Barron’s areas of expertise include asset evaluations, annual reserve reports, preparation of Competent Person Reports, economic evaluations and production forecasting. Mr. Barron received a BS Chemical/Petroleum Engineering degree from the University of Houston. Mr. Barron meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserve definitions and guidelines.

Mid-Con - Our proved reserve estimates shown herein at December 31, 2013 and 2012 for our Mid-Con assets have been independently prepared by LaRoche Petroleum Consultants, Ltd., a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. LaRoche Petroleum Consultants, Ltd. was founded in 1979 and performs consulting petroleum engineering services under the Texas Board of Professional Engineers Registration No. F-1360. Within LaRoche Petroleum Consultants, Ltd., the technical person primarily responsible for overseeing and managing the preparation of the estimates set forth, each of which is filed as an exhibit to this registration statement, was William M. Kazmann, Senior Partner and a consulting petroleum engineer. Mr. Kazmann is a Registered Professional Engineer in the State of Texas (License No. 45012).

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Mr. Kazmann joined LaRoche Petroleum Consultants, Ltd. in 1996 after working for several independent oil and gas companies and spending 16 years as an independent consultant. Mr. Kazmann has developed a broad geographic area of expertise which include the Mid-Continent portion of the United States. Mr. Kazmann earned Bachelor of Science and Master of Science degrees in Petroleum Engineering from the University of Texas at Austin in 1973 and 1975 respectively. Mr. Kazmann exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserve definitions and guidelines.

Production, Revenue and Price History by Region

	For the Three Month Period Ended March 31, 2014
	Mid-Continent	Appalachia	Total
Net production volumes:
Oil (MBbl)	39	1	39
Natural gas (MMcf)	4	414	418
Total (MBoe)	39	69	109
Average daily production volumes:
Oil (Bbl)	431	6	437
Natural gas (Mcf)	48	4,595	4,643
Total (Boe)	439	772	1,210
Average prices:
Oil (Bbl)	$92.66	$89.57	$92.62
Natural gas (Mcf)	3.86	4.73	4.72
Total (Boe)	$91.40	$28.86	$51.52
Operating costs and expenses (per Boe)
Lease operating expenses	$36.74	$13.12	$22.74
Production and ad valorem taxes	2.24	0.14	0.90
Exploratory dry hole costs	0.47	-	0.17
Depreciation, depletion and amortization	19.22	6.16	10.96
General and administrative expenses	1.57	3.56	5.45
Write-down on abandoned leases	-	-	-
Accretion	0.64	2.53	1.85

Drilling Results

The following table provides a summary of our drilling results (gross and net) for the three months ended March 31, 2014 and the years ended December 31, 2013, 2012 and 2011.

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	Q1 2014		2013		2012		2011
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells:
Productive	2	2	-	-	-	-	-	-
Dry	-	-	3	-	2	-	-	-
Total Exploratory	2	2	3	-	2	-	-	-

Development Wells:
Productive	-	-	5	4	6	4	6	4
Dry	-	-	-	-	-	-	-	-
Total Development	-	-	5	4	6	4	6	4

Total Wells:
Productive	2	2	5	4	6	4	6	4
Dry	-	-	3	-	2	-	-	-
Total	2	2	8	4	8	4	6	4

Our Operations

We are an independent exploration and production company focused on the acquisition, exploration and development of conventional oil and natural gas reserves in the Kansas (Mid-Continent), New York and Pennsylvania (Appalachian) regions. We operate approximately 300 producing wells in the Mid-Continent and approximately 1,700 producing wells in the Appalachian Basin. Our drilling activity is currently focused on the low-risk vertical development of the Arbuckle and Lansing/Kansas City formations located in Central Kansas (Mid-Continent) and the Medina formation located in Upstate New York (Appalachia). We are a returns-focused organization and have targeted these formations in Kansas and New York because of their favorable operating environment, long-lived reserve characteristics and high drilling success rates.

Our acreage position was 306,476 gross (232,354 net) acres at March 31, 2014, which we group into two primary areas based on geographic locations, Mid-Continent and Appalachia.

Since our inception, we have completed three significant acquisitions, four bolt on acquisitions and one divestiture. In December 2006, the Company acquired DK Gas, for $9.2 million. Located in Hawthorn, Pennsylvania the Company continues to maintain an operations facility today, with approximately 150 operating gas wells and 6,000 leased acres in Jefferson, Clarion and Armstrong Counties in Pennsylvania. In December 2009, the Company purchased approximately 1,600 operating wells (predominantly gas) and 300,000 leased acres located in upstate New York from Range Resources Corporation for $38.0 million. The wells and leases are located in Chautauqua, Cattaraugus, Erie, Wyoming, Ontario, Seneca, Cayuga and Wayne Counties in New York and Erie County in Pennsylvania. The Company maintains an operations facility in Mayville, New York. In December 2010, the Company purchased approximately 300 operating wells (predominantly oil) and 22,000 leased acres located in central Kansas from Amadeus Petroleum for $56.6 million. The Company maintains operations facilities in Great Bend, Plainville, and Wichita, Kansas. With respect to the divestiture, in 2010, the Company sold the deep rights for the acreage acquired from DK Gas to EXCO Resources, Inc. for $25.7 million.

From the time we began operations in December 2006 through March 31, 2014, we have drilled 37 gross operated wells on our properties with an 88% success rate.

In 2013, due to our strategy of building up cash reserves for potential PDP heavy acquisitions, our development capital was only approximately $1.3 million and we drilled a total of 5 gross (4 net) wells. In 2014, we plan to invest at least $5.0 million of development capital to drill 21 gross (16 net) wells. Following this offering, we would seek to increase the investment of wells drilled in 2014 by at least $2.5 million, which should result in the drilling of an additional 8 gross (5 net) wells.

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Of the almost 2,000 producing wells in the Mid-Con and Appalachian Basins, many of these wells have participating partners, referred to as Working Interest (WI) owners, which were owners prior to our purchase of the particular assets.  The rights and obligations of both parties are clearly defined, governed and protected by a Joint Operating Agreement (JOA). Each WI owner participates financially in a well based on their percentage ownership and pays their proportionate share of the costs to drill and operate the well. Their Net Revenue Interest is their WI percentage less their proportionate share of any royalties. We and the existing partners continue to operate within the conditions of these JOAs, to prudently produce, develop and operate the asset in a manner that is mutually beneficial to all parties.  To date, there have been no disagreements or litigation concerning JOA operations, and none are anticipated.

Major Customers

The largest purchaser of our oil during the twelve months ended December 31, 2013 purchased approximately 95% of our operated production and the largest purchaser of our natural gas production during the twelve months ended December 31, 2013 purchased approximately 81% of our operated production.

Transportation

In 2013, we purchased 166 miles of gathering lines in New York to enhance our New York gas production. This acquisition enables us to move natural gas to several different pipelines depending upon demand, capacity, and price in order to maximize revenue. Demand for natural gas in local markets is seasonal. When demand is low in these markets, we are able to move gas to interstate markets, thus avoiding the necessity to shut in our wells.

Title to Properties

In the course of acquiring the rights to develop oil and natural gas, it is standard procedure for us and the lessor to execute a lease agreement with payment subject to title verification. In most cases, we incur the expense of retaining lawyers to verify the rightful owners of the oil and gas interests prior to payment of such lease bonus to the lessor. There is no certainty, however, that a lessor has valid title to their lease’s oil and gas interests. In those cases, such leases are generally voided and payment is not remitted to the lessor. As such, title failures may result in fewer net acres to us. As is customary in the industry, in the case of undeveloped properties, often cursory investigation of record title is made at the time of lease acquisition. Investigations are made before the consummation of an acquisition of producing properties and before commencement of drilling operations on undeveloped properties. Individual properties may be subject to burdens that we believe do not materially interfere with the use or affect the value of the properties. Burdens on properties may include:

•	customary royalty interests;

•	liens incident to operating agreements and for current taxes;

•	obligations or duties under applicable laws;

•	development obligations under natural gas leases; or

•	net profits interests.

Our average net revenue interest (our working interest less other’s working interest, royalty interest and overriding royalty interest) in the Mid – Con and Appalachian Basin is approximately 63% and 76%, respectively for the year ended December 31, 2013.

Occasionally, a third party may wish to participate in the drilling of a well. Thus they will receive a working interest in the well based on the percentage of their participation. They then share in the drilling costs, revenue and operating expenses of the well. A landowner who signs a lease giving us the right to drill an oil and gas well on their property receives a 12.5% royalty interest in those wells. They then share in only the revenue of the well. From time to time a third party may take an overriding royalty interest in the well in lieu of payment for services rendered or other fees. They then share in only the revenue of the well.

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Seasonality

Demand for natural gas generally decreases during the spring and fall months and increases during the summer and winter months. However, seasonal anomalies such as mild winters or mild summers sometimes lessen this fluctuation. In addition, with respect to natural gas, certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations. With respect to oil, although oil demand fluctuates seasonally, we are generally not impacted by the seasonality because the purchasers of our oil take all of our oil production throughout the year. Seasonal anomalies can increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay our operations.

Competition

The oil and natural gas industry is intensely competitive, and we compete with other companies in our industry that have greater resources than we do. Many of these companies not only explore for and produce natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit and may be able to expend greater resources to attract and maintain industry personnel. In addition, these companies may have a greater ability to continue exploration activities during periods of low natural gas market prices. Our larger competitors may be able to absorb the burden of existing, and any changes to, federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing natural gas properties.

In Appalachia, our main competitors are Stedman Energy, Chautauqua Energy, Cotton Drilling Atlas Energy, and Snyder Brothers. In Mid-Con our main competitors are White Horse Resources, Third Oil, Tex Can Energy, and Flying J Resources. The Company’s personnel have excellent reputations, have worked for decades in the industry and have an almost inexhaustible supply of industry contacts, which enable us to avail ourselves of goods, services, information and opportunities that are not so readily available to others.

Regulation of the Oil and Natural Gas Industry

Our operations are substantially affected by federal, state and local laws and regulations. In particular, oil and natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we own or operate producing natural gas and oil properties have statutory provisions regulating the exploration for and production of natural gas and oil, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of crude oil or natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Although we believe we are in substantial compliance with all applicable laws and regulations, such laws and regulations are frequently amended or reinterpreted. Therefore, we are unable to predict the future costs or impact of compliance. Additional proposals and proceedings that affect the natural gas industry are regularly considered by Congress, the states, the FERC, and the courts. We cannot predict when or whether any such proposals may become effective.

We believe we are in substantial compliance with currently applicable laws and regulations and that continued substantial compliance with existing requirements will not have a material adverse effect on our financial position, cash flows or results of operations. However, current regulatory requirements may change, currently unforeseen environmental incidents may occur or past non-compliance with environmental laws or regulations may be discovered.

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Regulation of Production of Natural Gas and Oil

The production of natural gas and oil is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of natural gas and oil properties, the establishment of maximum allowable rates of production from natural gas and oil wells, the regulation of well spacing or density, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of natural gas and oil that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing or density. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and NGLs within its jurisdiction.

The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Regulation of Transportation and Sales of Natural Gas

Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated by agencies of the U.S. federal government, primarily FERC. FERC regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Since 1985, FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services.

In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the Natural Gas Policy Act, or NGPA, and culminated in adoption of the Natural Gas Wellhead Decontrol Act which removed controls affecting wellhead sales of natural gas effective January 1, 1993. The transportation and sale for resale of natural gas in interstate commerce is regulated primarily under the Natural Gas Act, or NGA, and by regulations and orders promulgated under the NGA by FERC. In certain limited circumstances, intrastate transportation and wholesale sales of natural gas may also be affected directly or indirectly by laws enacted by Congress and by FERC regulations.

Beginning in 1992, FERC issued a series of orders to implement its open access policies. As a result, the interstate pipelines’ traditional role as wholesalers of natural gas has been greatly reduced and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

The Energy Policy Act of 2005, or EPAct 2005, is a comprehensive compilation of tax incentives, authorized appropriations for grants and guaranteed loans, and significant changes to the statutory policy that affects all segments of the energy industry. Among other matters, the EPAct 2005 amends the NGA to add an anti-market manipulation provision which makes it unlawful for any entity to engage in prohibited behavior to be prescribed by FERC, and furthermore provides FERC with additional civil penalty authority. The EPAct 2005 provides FERC with the power to assess civil penalties of up to $1,000,000 per day for violations of the NGA and increases FERC’s civil penalty authority under the NGPA from $5,000 per violation per day to $1,000,000 per violation per day. The civil penalty provisions are applicable to entities that engage in the sale of natural gas for resale in interstate commerce. On January 19, 2006, FERC issued Order No. 670, a rule implementing the anti-market manipulation provision of the EPAct 2005. The rules make it unlawful: (1) in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to the jurisdiction of FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; (2) to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or (3) to engage in any act or practice that operates as a fraud or deceit upon any person. The anti-market manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction, which now includes the annual reporting requirements under Order 704.

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On December 26, 2007, FERC issued Order 704, a final rule on the annual natural gas transaction reporting requirements, as amended by subsequent orders on rehearing. Under Order 704, wholesale buyers and sellers of more than 2.2 million MMBtu of physical natural gas in the previous calendar year, including natural gas gatherers and marketers, are now required to report, on May 1 of each year, aggregate volumes of natural gas purchased or sold at wholesale in the prior calendar year to the extent such transactions utilize, contribute to, or may contribute to the formation of price indices. It is the responsibility of the reporting entity to determine which individual transactions should be reported based on the guidance of Order 704. Order 704 also requires market participants to indicate whether they report prices to any index publishers, and if so, whether their reporting complies with FERC’s policy statement on price reporting.

We cannot accurately predict whether FERC’s actions will achieve the goal of increasing competition in markets in which our natural gas is sold. Additional proposals and proceedings that might affect the natural gas industry are pending before FERC and the courts. The natural gas industry historically has been very heavily regulated. Therefore, we cannot provide any assurance that the less stringent regulatory approach recently established by FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers.

Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states onshore and in state waters. Although its policy is still in flux, FERC has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which has the tendency to increase our costs of getting gas to point of sale locations. State regulation of natural gas gathering facilities generally include various safety, environmental and, in some circumstances, nondiscriminatory-take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

Section 1(b) of the NGA exempts natural gas gathering facilities from regulation by FERC as a natural gas company under the NGA. We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish a pipeline’s status as a gatherer not subject to regulation as a natural gas company. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of ongoing litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC, the courts or Congress.

Our sales of natural gas are also subject to requirements under the Commodity Exchange Act, or CEA, and regulations promulgated thereunder by the Commodity Futures Trading Commission, or CFTC. The CEA prohibits any person from manipulating or attempting to manipulate the price of any commodity in interstate commerce or futures on such commodity. The CEA also prohibits knowingly delivering or causing to be delivered false or misleading or knowingly inaccurate reports concerning market information or conditions that affect or tend to affect the price of a commodity.

Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Changes in law and to FERC policies and regulations may adversely affect the availability and reliability of firm and/or interruptible transportation service on interstate pipelines, and we cannot predict what future action FERC will take. We do not believe, however, that any regulatory changes will affect us in a way that materially differs from the way they will affect other natural gas producers, gatherers and marketers with which we compete.

Regulation of Pipeline Safety and Maintenance

We are subject to regulation by the Pipeline and Hazardous Materials Safety Administration, or PHMSA, of the Department of Transportation, or the DOT, pursuant to the Natural Gas Pipeline Safety Act of 1968, or the NGPSA, and the Pipeline Safety Improvement Act of 2002, or the PSIA, which was reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006. The NGPSA regulates safety requirements in the design, construction, operation and maintenance of gas pipeline facilities, while the PSIA establishes mandatory inspections for all U.S. oil and natural gas transportation pipelines and some gathering lines in high-consequence areas. The PHMSA has developed regulations implementing the PSIA that require transportation pipeline operators to implement integrity management programs, including more frequent inspections and other measures to ensure pipeline safety in “high consequence areas,” such as high population areas, areas unusually sensitive to environmental damage and commercially navigable waterways.

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On January 3, 2012, the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, or the Pipeline Safety Act, was signed into law. In addition to reauthorizing the PSIA through 2015, the Pipeline Safety Act expanded the DOT’s authority under the PSIA and requires the DOT to evaluate whether integrity management programs should be expanded beyond high consequence areas, authorizes the DOT to promulgate regulations requiring the use of automatic and remote-controlled shut-off valves for new or replaced pipelines, and requires the DOT to promulgate regulations requiring the use of excess flow values where feasible. Any new or amended pipeline safety regulations may require us to incur additional capital expenditures and may increase our operating costs. We cannot predict what future action the DOT will take, but we do not believe that any regulatory changes will affect us in a way that materially differs from the way they will affect other natural gas gatherers with which we compete.

States are largely preempted by federal law from regulating pipeline safety for interstate lines but most are certified by the DOT to assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. In practice, because states can adopt stricter standards for intrastate pipelines that those imposed by the federal government for interstate lines, states vary considerably in their authority and capacity to address pipeline safety. We do not anticipate any significant difficulty in complying with applicable state laws and regulations. Our natural gas pipelines have continuous inspection and compliance programs designed to keep facilities in compliance with pipeline safety requirements.

Regulation of Environmental and Occupational Safety and Health Matters

General

Our operations are subject to numerous federal, regional, state, local, and other laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Applicable U.S. federal environmental laws include, but are not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the Clean Water Act (CWA) and the Clean Air Act (CAA). These laws and regulations govern environmental cleanup standards, require permits for air, water, underground injection, solid and hazardous waste disposal and set environmental compliance criteria. In addition, state and local laws and regulations set forth specific standards for drilling wells, the maintenance of bonding requirements in order to drill or operate wells, the spacing and location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells, and the prevention and cleanup of pollutants and other matters. We maintain insurance against costs of clean-up operations, but we are not fully insured against all such risks. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in delay or more stringent and costly permitting, waste handling, disposal and clean-up requirements for the oil and gas industry could have a significant impact on our operating costs. Although future environmental obligations are not expected to have a material impact on the results of our operations or financial condition, there can be no assurance that future developments, such as increasingly stringent environmental laws or enforcement thereof, will not cause us to incur material environmental liabilities or costs.

Public and regulatory scrutiny of the energy industry has resulted in increased environmental regulation and enforcement being either proposed or implemented. For example, EPA’s 2011 – 2013 National Enforcement Initiatives include “Assuring Energy Extraction Activities Comply with Environmental Laws.” According to the EPA’s website, “some techniques for natural gas extraction pose a significant risk to public health and the environment.” To address these concerns, the EPA’s goal is to “address incidences of noncompliance from natural gas extraction and production activities that may cause or contribute to significant harm to public health and/or the environment.” The EPA has emphasized that this initiative will be focused on those areas of the country where energy extraction activities are concentrated, and the focus and nature of the enforcement activities will vary with the type of activity and the related pollution problem presented. This initiative could involve a large scale investigation of our facilities and processes, and could lead to potential enforcement actions, penalties or injunctive relief against us.

Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal fines and penalties and the imposition of injunctive relief. Accidental releases or spills may occur in the course of our operations, and we cannot be sure that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. Although we believe that we are in substantial compliance with applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on us, there can be no assurance that this will continue in the future.

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Hazardous Substances and Wastes

CERCLA, also known as the “Superfund law,” imposes cleanup obligations, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that transported or disposed or arranged for the transport or disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA and any state analogs, such as Pennsylvania’s Hazardous Sites Cleanup Act, may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file corresponding common law claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. While petroleum and crude oil fractions are not considered hazardous substances under CERCLA and its analog because of the so-called “petroleum exclusion,” adulterated petroleum products containing other hazardous substances have been treated as hazardous substances in the past.

The Resource Conservation and Recovery Act (“RCRA”) regulates the generation and disposal of wastes. RCRA specifically excludes from the definition of hazardous waste “drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal energy.” However, legislation has been proposed from time to time that could reclassify certain natural gas and oil exploration and production wastes as “hazardous wastes,” which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on our operating costs, as well as the natural gas and oil industry in general. Moreover, some ordinary industrial wastes which we generate, such as paint wastes, waste solvents, laboratory wastes and waste oils, may be regulated as hazardous wastes.

In addition, current and future regulations governing the handling and disposal of Naturally Occurring Radioactive Materials (“NORM”) may affect our operations. For example, the Pennsylvania Department of Environmental Protection has asked operators to identify technologically enhanced NORM (“TENORM”) in their processes, such as fracking sand. Local landfills only accept such waste when it meets their TENORM permit standards. As a result, we may have to locate out-of-state landfills to accept TENORM waste from time to time, potentially increasing our disposal costs.

Some of our leases may have had prior owners who commenced exploration and production of natural gas and oil operations on these sites. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us on or under other locations where such wastes have been taken for disposal. In addition, a portion of these properties may have been operated by third parties whose treatment and disposal or release of wastes was not under our control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA, and/or analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes (including waste disposed of or released by prior owners or operators) or property contamination (including groundwater contamination by prior owners or operators), or to perform remedial plugging or closure operations to prevent future contamination.

Waste Discharges

The CWA and its state analog impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by an appropriately issued permit. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters by a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

Air Emissions

The CAA and its state analog and regulations restrict the emission of air pollutants from many sources, including oil and gas operations. New facilities may be required to obtain permits before construction can begin, and existing facilities may be required to obtain additional permits and incur capital costs in order to remain in compliance. More stringent regulations governing emissions of toxic air pollutants and greenhouse gases (GHGs) have been developed by the EPA and may increase the costs of compliance for some facilities. In 2012, the EPA issued federal regulations affecting our operations under the New Source Performance Standards provisions (new Subpart OOOO) and expanded regulations under national emission standards for hazardous air pollutants, although implementation of some of the more rigorous requirements is not required until 2015. Also in 2012, seven states submitted a notice of intent to sue the EPA to compel the agency to make a determination as to whether standards of performance limiting methane emissions from oil and gas sources is appropriate and, if so, to promulgate performance standards for methane emissions from existing oil and gas sources. These are examples of continued push by EPA and others to further regulate air emissions associated with oil and natural gas drilling operations.

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Oil Pollution Act

The Oil Pollution Act of 1990 (“OPA”) and regulations thereunder impose a variety of requirements on “responsible parties” related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A “responsible party” includes the owner or operator of an onshore facility, pipeline or vessel, or the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil cleanup costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by OPA. OPA imposes ongoing requirements on a responsible party, including the preparation of oil spill response plans and proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill.

National Environmental Policy Act

Oil and natural gas exploration and production activities on federal lands are subject to the National Environmental Policy Act (“NEPA”). NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. The process involves the preparation of either an environmental assessment or environmental impact statement depending on whether the specific circumstances surrounding the proposed federal action will have a significant impact on the human environment. The NEPA process involves public input through comments which can alter the nature of a proposed project either by limiting the scope of the project or requiring resource-specific mitigation. NEPA decisions can be appealed through the court system by process participants. This process may result in delaying the permitting and development of projects, increase the costs of permitting and developing some facilities and could result in certain instances in the cancellation of existing leases.

Endangered Species Act and Migratory Bird Treaty Act

The Endangered Species Act (“ESA”) restricts activities that may affect endangered or threatened species of their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act While some of our operations may be located in areas that are designated as habitats for endangered or threatened species or that may attract migratory birds we believe that we are in substantial compliance with the ESA and the Migratory Bird Treaty Act, and we are not aware of any proposed ESA listings that will materially affect our operations. However, the designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected states.

Worker Safety

The Occupational Safety and Health Act (“OSHA”) and any analogous state law regulate the protection of the safety and health of workers. The OSHA hazard communication standard requires maintenance of information about hazardous materials used or produced in operations and provision of such information to employees. Other OSHA standards regulate specific worker safety aspects of our operations. Failure to comply with OSHA requirements can lead to the imposition of penalties.

Safe Drinking Water Act

The Safe Drinking Water Act (“SDWA”) and comparable state provisions restrict the disposal, treatment or release of water produced or used during oil and gas development. Subsurface emplacement of fluids (including disposal wells or enhanced oil recovery) is governed by federal or state regulatory authorities that, in some cases, includes the state oil and gas regulatory authority or the state’s environmental authority. These regulations may increase the costs of compliance for some facilities.

Employees

As of March 31, 2014, we had 48 full-time employees. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We utilize the services of independent contractors to perform various field and other services.

Legal Proceedings

We are party to various legal proceedings and claims in the ordinary course of our business. We believe these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

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MANAGEMENT

The following table sets forth the names, ages and titles of our directors, director nominees and executive officers as of March 31, 2014. We do not currently have a board of directors and are managed by Empire Energy Group, our parent and sole member, and our executive officers.

Name	Age	Position with Empire
Bruce W. McLeod	60	Chief Executive Officer
Robert S. Gustafson	60	Chief Financial Officer

The following table sets forth information regarding other key employees as of March 31, 2014.

Name	Age	Position
Timothy E. Hull	53	Vice President of Empire Energy E&P, LLC - Appalachia Region
James A. Farthing	59	Vice President of Empire Energy E&P, LLC - Mid-Continent Region

Set forth below is the description of the background of our executive officers and other key employees. References to positions held at Empire Energy Holdings, Inc. include positions held at Imperial and Empire Energy USA, LLC prior to and after our Corporate Reorganization.

Executive Officers

Bruce W McLeod has served as the Chief Executive Officer of both Empire Energy Group (as well as the Executive Chairman of Empire Energy Group) and the Company since 2006. Mr. McLeod was initially appointed as a director of Empire Energy Group in 1996. From 1988 to 2005, Mr. McLeod gained extensive experience in the Australian Corporate and Resource Capital markets through involvement in the acquisition and management of listed and unlisted companies, as well as raising debt and equity capital for resource and property projects and other businesses in Australia, New Zealand, China and Vietnam. Prior to that, he was an Executive Director at BA Australia Limited, a subsidiary of Bank of America, and was responsible for the financial and capital markets operations and was a securities trader in New Zealand. Mr. McLeod received B.Sc (Maths), B.Com, M.Com (Economics) degrees from the University of Auckland.

Robert Gustafson has served as Financial Controller of the Company since 2011 and is responsible for the Company’s financial, human resources and corporate activities. Prior to joining the Company, since 2001, Mr. Gustafson was the Manager of Financial Accounting at Wheeling Pittsburgh Steel and handled the internal and public financial statements of the company, including SEC reporting. From 2001 to 2002, he was Controller for Wheeling Corrugating Company, a subsidiary of Wheeling Pittsburgh Steel, through Resources Global and from 1997 – 2000, he was the Assistant Vice President Marketing and Government Reporting at T.W. Phillips Gas, responsible for natural gas sales and marketing, purchased gas cost filings, and transportation tariffs. Between 1980 and 1997, Mr. Gustafson was employed by Columbia Energy Services as the Controller, Equitable Resources Energy Company as the Accounting Manager for the financial accounting of three subsidiaries and Gulf Oil in various accounting positions. Mr. Gustafson earned a B.Sc. degree in Accounting at Rider University.

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Key Employees

Timothy Hull serves as Vice President of Empire Energy E&P, LLC, our wholly owned subsidiary, since 2009 and is responsible for Appalachian operations. Mr. Hull has been involved in all aspects of the oil and gas exploration, production and transportation sector in northeastern U.S. for over 30 years. Prior to joining the Company, since 2005, he was the District Manager for Range Resources Corporation and was responsible for day-to-day management of all New York State oil and gas operations. From 1983 to 1995, Mr. Hull was the Lease Operator for several E&P companies, including Envirogas, Dest Exploration, Chautauqua Energy, Berea Oil & Gas20. Mr. Hull also serves as a director member of IOGA (New York).

James Farthing has served as both District Manager and Vice President of Empire Energy E&P, LLC, our wholly owned subsidiary, since mid-2013 and is responsible for Mid-Continent operations. Prior to joining Empire Energy E&P, LLC, James had been with Conoco-Phillips North America for 32 years. His experience includes onshore production operations, drilling and completions and management experience with respect to operating shallow low pressure wells, deep high pressure gas wells, gathering systems, pipelines, booster stations, water floods and associated facilities and plants. Mr. Farthing is proficient in Health Safety and Environment policies and procedures, various maintenance and project processes, SAP systems, asset control, litigation management and royalty compliance. Mr. Farthing attended classes at Colby and Barton colleges, the University of Oklahoma and Louisiana State University.

Board of Directors

We are currently managed by our sole member, Empire Energy Group.

At the time we complete this offering and after the creation of a board of directors in connection with the Corporate Reorganization, Messers. [●] will join our board as independent directors, each of which will serve on our audit committee. [●] will also serve as the chairman of the board of directors. We expect to add another independent director to our board of directors and audit committee within one year after the completion of this offering. We also expect that our board will review the independence of our current directors using the independence standards of the NYSE and, based on this review, determine that Messrs. [●] are independent within the meaning of the NYSE listing standards currently in effect. As a result, we expect that our board of directors will consist of five members within one year after the completion of this offering, three of whom will be independent.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board to fulfill their duties. Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Status as a Controlled Company

Because Empire Energy Group will beneficially own a majority of our outstanding common stock following the completion of this offering, we expect to be a controlled company under NYSE corporate governance standards. A controlled company need not comply with NYSE corporate governance rules that require its board of directors to have a majority of independent directors and independent compensation and nominating and governance committees. Notwithstanding our status as a controlled company, we will remain subject to the NYSE corporate governance standard that requires us to have an audit committee composed entirely of independent directors. As a result, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors within 90 days of the listing date and at least three independent directors within one year of the listing date.

While these exemptions will apply to us as long as we remain a controlled company, we expect that our board of directors will nonetheless consist of a majority of independent directors within the meaning of the NYSE listing standards currently in effect within one year after the completion of this offering.

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Committees of the Board of Directors

Upon the conclusion of this offering, we intend to have an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors, and may have such other committees as the board of directors shall determine from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

We will establish an audit committee prior to the completion of this offering. Rules implemented by the NYSE and SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. We anticipate that following completion of this offering, our audit committee will initially consist of Messrs. [●], each of whom will be independent under the rules of the SEC. Subsequent to the transitional period, we will comply with the requirement to have three independent directors. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We anticipate that at least one of our independent directors will satisfy the definition of “audit committee financial expert.”

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee

Because we will be a controlled company within the meaning of the NYSE corporate governance standards, we will not be required to have a compensation committee composed entirely of independent directors. However, we expect that we will have a compensation committee following the completion of this offering. This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards. Our compensation committee will initially consist of Messrs. [●], each of whom will be independent under the rules of the NYSE.

Nominating and Corporate Governance Committee

Because we will be a controlled company within the meaning of the NYSE corporate governance standards, we will not be required to have a nominating and governance committee or, in the event we choose to establish one, a committee composed entirely of independent directors. However, we expect that we will have a nominating and governance committee following the completion of this offering. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards. Our nominating and governance committee will initially consist of Messrs. [●].

Health, Safety and Environmental Committee

We expect that we will have a health, safety and environmental committee following the completion of this offering. This committee will assists the board in fulfilling its risk oversight responsibilities relating to health, safety and environmental-related matters, including environmental regulations, health and safety initiatives and accountabilities, and crisis response. Our health, safety and environmental committee will initially consist of Messrs. [●].

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

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Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

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EXECUTIVE COMPENSATION

Named Executive Officers

For fiscal year 2014, our named executive officers were Bruce M. McLeod and Robert S. Gustafson. Please see “Management” for a description of our current executive officers, including historical roles held by our 2014 named executive officers.

Summary Compensation Table

The following table summarizes, with respect to our named executive officers, information relating to the compensation earned for services rendered in all capacities during the fiscal years ended December 31, 2013 and December 31, 2012.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Bruce W. McLeod Chairman, Chief Executive Officer	2013	$150,000	$-	$-	$-	$150,000
	2012	150,000	-	-		150,000
Robert S. Gustafson Chief Financial Officer	2013	$114,421	$-	$-	$3,433	$117,754
	2012	99,960	6,524	-	3,195	109,679

(1)	All compensation payments to Bruce W. McLeod are made by Empire Energy Group, not the Company.

(2)	The amount in this column represents the aggregate amount of annual discretionary cash bonus paid to our named executive officer for fiscal year 2012 performance.

(3)	Amounts reported in the “All Other Compensation” column reflect company matching contributions to the named executive officers’ 401(k) plan retirement accounts.

(4)	Amounts reported paid to the CEO were paid to a related member who in turn made these payments.

Outstanding Equity Awards at 2013 Fiscal Year-End

As of December 31, 2013, no options or equity awards were issued by the Company to any named executive officers; the named executive officers do hold options and equity interests in Empire Energy Group.

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Employment Agreements

Prior to the offering, we will enter into executive employment letters dated                 , 2014 with each of Bruce W. McLeod and Robert Gustafson. The letter has no specific term and provides for at-will employment. The letter will supersede all existing agreements and understanding such executives may have concerning their respective employment relationship with us. The letter also provides that the current annual base salary is $              for Mr. McLeod and $               for Mr. Gustafson.

Retirement Benefits and Other Potential Payments Upon Termination or a Change in Control

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or a nonqualified deferred compensation plan providing for retirement benefits. We currently maintain a retirement plan at the Empire Energy Group level intended to provide benefits under section 401(k) of the Code, under which employees, including our named executive officers, are allowed to contribute portions of their compensation to a tax-qualified retirement account. Under our 401(k) plan, we provide matching contributions equal to 100% of the first 3%, followed by 50% of the next 5%, of employees’ eligible compensation contributed to the plan.

Employment, Severance or Change in Control Agreements

We historically have not maintained any employment, severance or change in control agreements with any of executive officers. In addition, none of our executive officers are entitled to any payments or other benefits in connection with a termination of their employment or a change in control.

Although none of our executive officers currently has an employment agreement with us, we expect that our executive officers will enter into employment agreements with us in connection with this offering. We anticipate that under these new employment agreements, each of our executive officers will be entitled to certain severance benefits upon a qualifying termination of employment and that the employment agreements will preclude the executives from soliciting employees or competing with us for a period of one year following termination of employment.

The description of the new employment agreements set forth below is a summary of the expected material features of the agreements regarding potential payments upon termination or a change in control. This summary, however, does not purport to be a complete description of all the provisions of the agreements that we intend to enter into with the executives. This summary is qualified in its entirety by reference to the employment agreements, a form of which for our executive officers has been filed as an exhibit to the registration statement of which this prospectus is a part. Because the employment agreements have not yet been executed, the description below merely reflects current expectations with respect to the terms and conditions of the employment agreements. The terms and conditions described below should be read in that context and remain subject to change unless and until the parties execute employment agreements.

Under the terms of the new employment agreements, we anticipate that each executive officer will be entitled to receive the following amounts (the “Accrued Rights”) upon a termination by the company for “cause” (as such term is defined below), upon a termination of employment by reason of death, disability, or expiration of the term of the employment agreement, or upon the executive’s termination without “good reason” (as such term is defined below): (a) payment of all accrued and unpaid base salary to the date of termination, (b) reimbursement of all incurred but unreimbursed business expenses to which the executive would have been entitled to reimbursement, and (c) benefits to which the executive is entitled under the terms of any applicable benefit plan or program. If the termination is due to death or disability, such executive officer will also be entitled to accelerated vesting of any outstanding LTIP awards.

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Under the terms of the new employment agreements, we also expect that each executive officer will also be entitled to receive the following amounts upon a termination by the executive for “good reason” (as such term is defined below) or by the company without “cause” (as such term is defined below): (a) the Accrued Rights; (b) any earned but unpaid annual bonus for the prior year; (c) a prorated annual bonus for the year of termination; (d) a severance payment equal to one times (two times in the event of a qualifying termination within the 12-month period following a “change in control” as such term is defined below) the sum of the executive’s base salary on the date of termination and the average annual bonus for the three prior calendar years; and (e) accelerated vesting of any outstanding LTIP awards held by the executive as of the date of termination. We anticipate that Named Executive Officers will also be entitled to continued coverage under our group health plan for any COBRA period (up to 18 months) elected for the executive and the executive’s spouse and eligible dependents, at no greater premium cost than that which applies to our active senior executive employees.

We anticipate that the following terms will be defined under the new employment agreements for the executive officers, as described below:

• “Cause” means a determination by the board of directors (or its delegates) that the executive (a) has engaged in gross negligence, gross incompetence, or misconduct in the performance of the executive’s duties to us, (b) has failed without proper legal reason to perform the executive’s duties and responsibilities to us, (c) has breached any material provision of the employment agreement or any written agreement or corporate policy or code of conduct established by us, (d) has engaged in conduct that is, or could reasonably expected to be, materially injurious to us, (e) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to us, or (f) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction).

• “Good Reason” means (a) a material diminution in the executive’s base salary (as defined in the employment agreements), other than as a part of one or more decreases that (i) shall not exceed, in the aggregate, more than 10% of the base salary as in effect on the date immediately prior to such decrease, and (ii) are applied similarly to all of our similarly situated executives; (b) a material diminution in the executive’s authority, duties, or responsibilities; or (c) the involuntary relocation of the geographic location of the executive’s principal place of employment by more than 75 miles from the location of the executive’s principal place of employment as of the effective date of the employment agreement.

• “Change in Control” generally means (a) a merger, consolidation, or sale of all or substantially all of our assets if (i) our shareholders do not continue to own at least 50% of the voting power of the resulting entity in substantially the same proportions that they owned our equity securities prior to the transaction or event or (ii) the members of our board immediately prior to the transaction or event do not constitute at least a majority of the board of directors of the resulting entity immediately after the transaction or event; (b) the dissolution or liquidation of the company; (c) when any person, entity, or group acquires or gains ownership or control of more than 50% of the combined voting power of the outstanding securities of the company, or (d) as a result of or in connection with a contested election of directors, the persons who were members of our board immediately before such election cease to constitute a majority of the board.

Employee Benefit and Stock Plans

We have not maintained, and do not currently maintain, any employee benefit or stock plans at the Company level. Following the completion of this offering, we anticipate that our board of directors will adopt an omnibus long-term incentive plan for employees, consultants, and directors. Once adopted, our named executive officers will be eligible to participate in this plan. We anticipate that the long-term incentive plan (“LTIP”) will provide for the grant of bonus stock, restricted stock, restricted stock units, options, stock appreciation rights, dividend equivalent rights, performance awards, annual incentive awards and other stock-based awards intended to align the interests of key employees (including the named Executive officers) with those of our stockholders. We anticipate that such equity awards granted to our outside directors will be subject to a one-year cliff vesting schedule. Following the completion of this offering, our board or an LTIP committee, if formed, may also grant restricted stock unit awards to certain of our employees (including the named executive officers) that are key to our operations; however, no final determinations have been made as to the number of awards to be granted, when the awards will be granted, or the schedule on which the awards will become vested. The form of long-term incentive plan to be submitted to our board of directors has been filed as an exhibit to the registration statement of which this prospectus is a part.

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PRINCIPAL STOCKHOLDERS

Beneficial Ownership

The following table sets forth information with respect to the beneficial ownership of our common stock as of [●], 2014 after giving effect to our Corporation Reorganization by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each of our named executive officers;

•	each of our directors and any director nominees; and

•	all of our directors and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more stockholders, as the case may be. Unless otherwise noted, the mailing address of each person or entity named in the table is c/o Empire Energy Holdings, Inc., 380 Southpointe Boulevard, Suite 130, Canonsburg, Pennsylvania 15317.

We have determined beneficial ownership in accordance with the rules of the SEC. Prior to the completion of our Corporate Reorganization, the ownership interests of our existing owners were represented by limited liability company interests in Imperial.

	Equity Securities Beneficially Owned Prior to the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering (1)
Name and Address of Beneficial Owner	Number	Percentage		Number	Percentage
5% Holders:
Empire Energy Group	1	100%	—
Directors, Director Nominees and Named Executive Officers:
Empire Energy Group	1	100%	—
Bruce W. McLeod	—		—
Robert S. Gustafson	—		—
All Directors, Director Nominees and Executive Officers as a Group ([●] Persons)	1	100%	—

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CORPORATE REORGANIZATION

Prior to the completion of the Corporate Reorganization (as defined below), Imperial is a wholly-owned subsidiary of Empire Energy Group a corporation listed on the Australian Securities Exchange under the symbol “EEG” and its American Depository Receipts (“ADRs”) are traded on the OTCQX under the symbol “EEGNY”. While Empire Energy Group will continue to have its ADRs traded listed on the OTCQX, we desire to separate the USA operating assets from the large scale Australian frontier exploration assets and benefit from increased liquidity in the U.S. markets by listing separately on the NYSE.

Current Ownership Structure

The diagram below sets forth our simplified organizational structure prior to the Corporate Reorganization. This chart is provided for illustrative purposes only and does not represent all legal entities affiliated with us.

Empire Energy Group is an ASX Limited listed oil and gas E&P company focused on onshore, long-life oil and gas fields, primarily in the U.S. and Australia. Empire Energy Group was formed in 1981, and entered the oil and gas sector in 2006. Empire Energy Group’s major value drivers are: (i) its 100% working interest in 14.6 million acres of the McArthur Basin a significant proterozoic shale basin in Northern Australia, held 100% by the subsidiary Imperial Oil & Gas. Targets are the Valkerri and Barney Creek shales; and (ii) as described in this prospectus, Empire Energy Group through its 100% owned subsidiary, Imperial, holds significant Marcellus and Utica Shale potential in New York State and two conventional E&P operations in Kansas (oil) and Appalachia (gas).

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Pursuant to a plan of conversion, as soon as practicable after the effectiveness of the registration statement of which this prospectus is a part, Imperial will file a certificate of conversion, the form of which is filed as an exhibit to the registration statement of which this prospectus is part (the “Certificate of Conversion”), with the Secretary of State of the State of Delaware, pursuant to which Imperial will convert into a Delaware corporation and continue in the name of Empire Energy Holdings, Inc. (the “Corporate Reorganization”). Upon the filing of the Certificate of Conversion, the sole membership percentage interest of Empire Energy Group in Imperial issued and outstanding immediately prior to the Corporate Reorganization will be converted automatically into          shares of common stock of the Company, par value $0.01, with such shares of common stock having the respective rights, preferences and privileges set forth in the certificate of incorporation of the Company, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part. The membership percentage interest outstanding immediately prior to the effective time of the conversion shall be converted automatically, without any action on the part of the holder thereof, into validly issued, fully paid and non-assessable shares of the Company’s common stock.

The certificate of incorporation and bylaws of the Company after the Corporate Reorganization will contain customary provisions for public companies. See “Description of Capital Stock” for additional information regarding the terms of our certificate of incorporation and bylaws as will be in effect upon the closing of this offering.

In connection with the Corporate Reorganization, the Company will continue to hold all property of Imperial and will assume all of the debts and obligations of Imperial, the Company will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described in the “Description of Capital Stock.” On the effective date of the Corporate Reorganization, the officers of Imperial will become officers of the Company. The purpose of the Corporate Reorganization is to reorganize our corporate structure so that our company will continue as a corporation rather than a limited liability company following this offering, and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

Ownership Structure After Giving Effect to the Corporate Reorganization and this Offering

The Company will be a holding company and its sole assets will be controlling equity interests in Empire Energy USA, LLC and its subsidiary, Empire Energy E&P, LLC. The Company will operate and control all of the business and affairs and consolidates the financial results of Empire Energy USA, LLC and its subsidiary, Empire Energy E&P, LLC.

The diagram below sets forth our simplified organizational structure after the Corporate Reorganization and this offering. This chart is provided for illustrative purposes only and does not represent all legal entities affiliated with us. The ownership percentages after this offering are based on an estimated valuation of the Company using an assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus and assuming that the underwriters’ option to purchase additional shares is not exercised.

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Empire Energy Group Limited
(Australia)
Public Shareholders
[•]%
[•]%
Empire Energy Holdings, Inc.
(Del.)
100%
Empire Energy USA, LLC
(Del.)
100%
Empire Energy E&P, LLC
(Pa.)

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation”, the following is a description of each transaction since January 1, 2013 and each currently proposed transaction in which:

•	we have been or are to be a participant;
•	the amount involved exceeded or exceeds $120,000; and
•	any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Stockholders’ Agreement

In connection with the closing of this offering, we will enter into a stockholders’ agreement with Empire Energy Group, a copy of which is filed as an exhibit to the registration statement to which this prospectus is a part.

Limitation of Liability and Indemnification of Officers and Directors

In connection with our Corporate Reorganization, we expect to adopt a certificate of incorporation, which will become effective prior to the completion of this offering and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt bylaws, which will become effective prior to the completion of this offering and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

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The limitation of liability and indemnification provisions that are expected to be included in our certificate of incorporation, bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Prior to the completion of this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

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DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws as they will be in effect after the Corporate Reorganization and upon the completion of this offering. For more detailed information, please see our certificate of incorporation and bylaws.

We will be authorized to issue [●] shares of capital stock, of which [●] are designated as common stock, $0.01 par value per share, and [●] are designated as preferred stock, $0.01 par value per share.

Common Stock

Except as otherwise provided in any resolution adopted by our board of directors, our common stock (a) will entitle the holders thereof to one vote per share at all meetings of the stockholders; (b) entitle the holders to share ratably, without preference over any other shares of our capital stock, in all of our assets in the event of our dissolution, liquidation or winding up; and (c) entitle the record holder thereof on such record dates as are determined, from time to time, by our board of directors to receive such dividends, if any, if, as and when declared by our board of directors.

Preferred Stock

Our board of directors will have the authority to issue preferred stock from time to time in one or more series, the shares of each series to have such relative rights and preferences as may be fixed and determined by our board of directors.

As of the date of this prospectus, zero shares of preferred stock have been authorized and issued.

Representative’s Warrants

Please see “Underwriting—Representative’s Warrants” for a description of the warrants we have agreed to issue to [●], as representative of the underwriters in this offering, subject to the completion of the offering. We expect to enter into a warrant agreement in respect of the Representative’s Warrants prior to the closing of this offering.

Stock Incentive Plans

We have not maintained, and do not currently maintain, any employee benefit or stock plans at the Company level. An executive share option plan was approved by Empire Energy Group shareholders in 2010. Persons eligible to participate include executive officers of Empire Energy Group or a subsidiary, including a director holding salaried employment or office in the Empire Energy Group or subsidiary. Options are granted under the plan for no consideration. The vesting date of options granted under the plan is subject to minimum term of employment conditions. Options granted under the plan carry no dividend or voting rights. The exercise price of options is based on a minimum of the weighted average market price of shares sold in the ordinary course of trading on the ASX during the 5 trading days ending on the date the option is granted multiplied by 0.8.each option entitles the holder to subscribe for 1 unissued share.

Following the completion of this offering, we anticipate that our board of directors will adopt an omnibus long-term incentive plan for employees, consultants, and directors. Once adopted, our named executive officers will be eligible to participate in this plan. We anticipate that the long-term incentive plan (“LTIP”) will provide for the grant of bonus stock, restricted stock, restricted stock units, options, stock appreciation rights, dividend equivalent rights, performance awards, annual incentive awards and other stock-based awards intended to align the interests of key employees (including the named Executive officers) with those of our stockholders. We anticipate that such equity awards granted to our outside directors will be subject to a one-year cliff vesting schedule. Following the completion of this offering, our board or an LTIP committee, if formed, may also grant restricted stock unit awards to certain of our employees (including the named executive officers) that are key to our operations; however, no final determinations have been made as to the number of awards to be granted, when the awards will be granted, or the schedule on which the awards will become vested. The form of long-term incentive plan to be submitted to our board of directors has been filed as an exhibit to the registration statement of which this prospectus is a part.

Anti-Takeover Provisions

The provisions of Delaware law, our certificate of incorporation and our bylaws, which will be in effect upon the completion of this offering and.are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

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Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of us.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and our bylaws which will be in effect upon the completion of this offering will include a number of provisions that could prevent changes in control of our board of directors or management team, including the following:

Board Vacancies.    Our certificate of incorporation and bylaws will authorize only our board of directors of directors, to fill vacant directorships, including newly created seats, other than elections of the board of directors at annual meetings of the stockholders. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders.    Our bylaws will provide that our stockholders may take action by written consent, but only by the requisite number of stockholders that would have been required had such action been voted on at a properly called meeting of stockholders. Our bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, a majority of our stockholders or President.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Director Removal.    Our certificate of incorporation will provide that stockholders may remove directors only with cause.

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Amendment of Charter Provisions.    Any amendment of the above protective provisions in our certificate of incorporation would require approval by holders of at least 80% of our then outstanding capital stock.

Issuance of Undesignated Preferred Stock.    Our Board will have the authority, without further action by our stockholders, to issue up to [●] shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is [●]. Its address is [●] and its telephone number is [●].

Listing

We intend to apply to list our common stock on The New York Stock Exchange under the symbol “EEH.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Sales of substantial amounts of our common stock following this offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their over-allotment option with respect to this offering, we will have an aggregate of [●] shares of our common stock outstanding upon completion of this offering. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering ( shares if the underwriters exercise their over-allotment option in full) and of the existing restricted shares will be eligible for immediate sale upon the completion of this offering; and

•	beginning 181 days after the date of this prospectus, the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, if there are any restricted shares, under Rule 144 under the Securities Act, or Rule 144, as in effect on the date hereof, beginning 90 days after the date hereof, a person who holds restricted shares and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of our ordinary shares, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date hereof, our affiliates who have beneficially owned our ordinary shares for at least six months are entitled to sell within any three month period a number of shares that does not exceed the greater of:

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•	1% of the number of shares of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering, assuming no exercise of the underwriter’s over-allotment option; or

•	the average weekly trading volume of our ordinary shares on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided that current public information about us is available and the affiliate complies with the manner of sale requirements imposed by Rule 144.

Upon expiration of the lock-up restrictions described under “Underwriting” below, substantially all of our outstanding ordinary shares will either be unrestricted or will be eligible for sale under Rule 144, subject to Rule 144 volume limitations applicable to our affiliates.

Rule 701

In general, under Rule 701 of the Securities Act, or Rule 701, as currently in effect, each of our employees, consultants or advisors who purchased, or who purchases pursuant to an offer made prior to the date hereof, ordinary shares from us in connection with a compensatory share plan or other written agreement, if such purchase or offer, as applicable, was made in accordance with Rule 701, is eligible, beginning 90 days from the date hereof, to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. We make no assurance that any such prior purchase or offer was made in accordance with Rule 701.

Form S-8 Registration Statements

Following the completion of this offering, we may file one or more registration statements on Form S-8 under the Securities Act to register the ordinary shares issued or reserved for issuance under our LTIP Plan. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting and lock-up provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the lock-up restrictions under “Underwriting” below, in which case, after the expiration of such lock-up.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL SHARE TRANSFER RESTRICTION MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences applicable to a non-U.S. holder (as defined below) with respect to the acquisition, ownership and disposition of our common stock. This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering for cash and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion is based upon the applicable provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative and judicial interpretations thereof, promulgated thereunder, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis. Any changes could alter the tax consequences to non-U.S. holders described herein. This discussion is not a complete analysis of all of the potential U.S. federal income tax consequences applicable to a non-U.S. holder, and does not address all of the U.S. federal income tax consequences that may be relevant to a particular non-U.S. holder in light of such non-U.S. holder’s particular circumstances or the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special rules, such as United States expatriates, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, brokers, dealers or traders in securities, commodities or currencies, partnerships or other pass-through entities (or investors in such entities), tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. In addition, this discussion does not describe any state or local income, estate or other tax consequences of holding and disposing of our common stock.

As used in this discussion, the term “non-U.S. holder” means any beneficial owner of our common stock that is, for U.S. federal income tax purposes, neither a partnership nor any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If any entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the acquisition, ownership and disposition of our common stock.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Common Stock

Distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of a non-U.S. holder’s adjusted tax basis in the common stock, and thereafter as capital gain, subject to the tax treatment described under “—Sale, Exchange or Other Disposition of Our Common Stock,” below.

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The gross amount of dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate specified by an income tax treaty if we have received proper certification as to the application of such treaty. If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business within the United States, and dividends paid on our common stock are effectively connected with such non-U.S. holder’s U.S. trade or business (and, if under an applicable income tax treaty, such dividends are attributable to a permanent establishment maintained by the non-U.S. holder within the United States), such non-U.S. holder generally will be subject to U.S. federal income tax at ordinary U.S. federal income tax rates (on a net income basis), and such dividends will not be subject to the U.S. federal withholding tax described above. In the case of a non-U.S. holder that is a corporation, such non-U.S. holder may also be subject to a 30% “branch profits tax” unless such corporate non-U.S. holder qualifies for a lower rate under an applicable income tax treaty.

In general, to claim the benefit of any applicable income tax treaty or an exemption from U.S. federal withholding because the income is effectively connected with the conduct of a trade or business within the United States, a non-U.S. holder must provide a properly executed Internal Revenue Service (“IRS”) Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor form as the IRS designates), before the distributions are made. These forms must be updated periodically. If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of such treaty.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other disposition (collectively, a “disposition”) of our common stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, and if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder within the United States;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	we are or have been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the disposition of our common stock or (ii) the non-U.S. holder’s holding period for our common stock.

If the gain is described in the first bullet point above, the non-U.S. holder generally will be subject to U.S. federal income tax on a net income basis with respect to such gain in the same manner as if such non-U.S. holder were a United States person. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, such gain may be subject to a 30% branch profits tax unless such corporate non-U.S. holder qualifies for a lower rate under an applicable income tax treaty.

A non-U.S. holder described in the second bullet point above generally will be subject to U.S. federal income tax with respect to such gain at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder during the taxable year of disposition (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets and our non-U.S. real property interests, there can be no assurance that we will not become a USRPHC in the future. In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of shares of our common stock by reason of our status as a USRPHC so long as (i) shares of our common stock continue to be regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code) during the calendar year in which such disposition occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of the shares of our common stock at any time during the shorter of the five-year period ending on the date of the disposition of our common stock or the non-U.S. holder’s holding period for our common stock. If gain on the disposition of our common stock were subject to taxation under the third bullet point above, the non-U.S. holder generally would be subject to U.S. federal income tax with respect to such gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (as described above), except that the branch profits tax generally would not apply.

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Information Reporting and Backup Withholding

In general, a non-U.S. holder will be required to comply with certain certification procedures to establish that such holder is not a United States person in order to avoid backup withholding with respect to dividends or the proceeds of a disposition of common stock. In addition, we are required to report annually to the IRS the amount of any dividends paid to a non-U.S. holder, regardless of whether we actually withheld any tax. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts Tax Compliance Act

Under the Foreign Account Tax Compliance Act, as modified by Treasury Regulations and subject to any official interpretations thereof, any applicable intergovernmental agreement between the United States and a non-U.S. government to implement these rules and improve international tax compliance, or any fiscal or regulatory legislation or rules adopted pursuant to any such agreement (collectively, “FATCA”), after June 30, 2014, withholding at a rate of 30% will be required on dividends in respect of, and, after December 31, 2016, gross proceeds from the disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will provide to Secretary of the Treasury. We will not pay any additional amounts to holders in respect of any amounts withheld. Prospective investors are urged to consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

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UNDERWRITING

We have entered into an underwriting agreement, or the Underwriting Agreement, with [●] or [●], acting as the sole book-runner and lead managing underwriter, with respect to the shares of our common stock subject to this offering. Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of shares of common stock provided below opposite its name.

Underwriters	Number of Shares
[●]

Total

The underwriters are offering the shares of common stock, subject to acceptance of the shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares if any such securities are taken, other than those shares covered by the over-allotment option described below.

Overallotment

The Underwriting Agreement provides that the Company will grant to [●] an option, exercisable within 45 days after the closing of this offering, to acquire up to an additional                  shares, or 15% of the total number of shares to be offered by the Company pursuant to this offering, solely for the purpose of covering over-allotments.

Commission and Expenses

[●] has advised us that the underwriters propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $     per share to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by [●]. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. [●] has informed us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering.

	Fee Per Share(1)	Total Without Exercise of Over-Allotment	Total With Exercise of Over-Allotment
Public offering price	$	$	$

Discount	$	$	$

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(1)	The fees do not include the Representative Warrants or expense reimbursement as described below.

We have agreed to reimburse [●] for certain out-of-pocket expenses it incurs in connection with this offering, including, but not limited to, filing offering materials with FINRA, any lucite memorabilia to be acquired by the underwriters in connection with this offering, background checks, “road show” expenses, costs of book-building, prospectus tracking and compliance software and the fees and disbursements of its counsel, accountants and other agents and representatives, up to a maximum aggregate of $[●]. Of such amount, we paid a $[●] advance to [●]’s counsel, which will be applied against the anticipated legal expenses incurred by [●] in connection with this offering.

We estimate that expenses payable by us in connection with the offering of our shares, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $    .

Upon the closing of the offering, if, and only if, we raise a minimum of $20,000,000 at a pre-money valuation of at least $80,000,000 (including all ordinary shares, options, warrants and convertible securities on an as-exercised or as-converted basis, as the case may be), [●] will have the right of first refusal to act as a manager or placement agent on customary terms for such transactions and with at least 20% of the economics for each and every public or private equity debt offering of the Company, or any successor to or any subsidiary of the Company, that takes place within a period of 12 months from the effective date of this registration statement. This right of first refusal will not apply to any financing provided by or solicited from any person or entity who is a current holder of our debt or equity.

We have also agreed to issue to [●] or its designees, at the closing of this offering, warrants, or the Representative’s Warrants, to purchase that number of shares of our common stock equal to up to 5.0% of the aggregate number of Shares sold in the offering. The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during a period commencing six months from the effective date of this prospectus and will expire five years after such date. The Representative’s Warrants will be exercisable at a price equal to 125.0% of the public offering price of the Shares in connection with the offering. The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants have been deemed compensation by FINRA and are, therefore, subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. [●] or permitted assignees under the Rule will not sell, transfer, assign, pledge or hypothecate the Representative’s Warrants or the shares of common stock underlying the Representative’s Warrants, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the shares of commons stock underlying the Representative’s Warrants for a period of 180 days from the effective date of the registration statement, except that they may be assigned, in whole or in part, as specifically set forth in the Underwriting Agreement. The Representative’s Warrants will provide for cashless exercise, “piggyback” registration rights for [●] years from the effective date of the registration statement and customary anti-dilution provisions (for share dividends, splits and recapitalizations and the like) consistent with FINRA Rule 5110.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Our officers, directors and holders of at least 5% of our currently outstanding ordinary shares, which constitutes approximately [●] of our ordinary shares prior to the offering, have agreed to a 180 day “lock-up” period from the closing of this offering of the Shares with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of 180 days following the closing of the offering of the Shares, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of [●].

The 180 day restricted period is subject to extension if (1) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 15 day period beginning on the last day of the restricted period, in which case the restrictions imposed in the lock-up agreements will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

111

[●] has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, [●] may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, the Underwriting Agreement provides that we will not, for a period of 180 days following the closing of the offering of the Shares, offer, sell or distribute any of our securities, without the prior written consent of [●].

Listing

We intend to apply for the listing of our common stock on The New York Stock Exchange under the symbol “EEH.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by [●] or by its affiliates. Other than the prospectus in electronic format, the information on [●]’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or [●] in its capacity as an underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of Shares in excess of the number of Shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Shares over-allotted by the underwriters is not greater than the number of Shares that may be purchased in the over-allotment option. In a naked short position, the number of Shares involved is greater than the number of Shares in the over-allotment option. [●] may close out any covered short position by either exercising the over-allotment option and/or purchasing Shares in the open market.

•	Syndicate covering transactions involve purchases of Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Shares to close out the short position, [●] will consider, among other things, the price of Shares available for purchase in the open market as compared to the price at which it may purchase Shares through the over-allotment option. If the underwriters sell more Shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit [●] to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Shares or preventing or retarding a decline in the market price of our securities. As a result, the price of our Shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

112

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our securities will be determined through negotiations between us and [●]. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and [●] believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our shares of common stock will trade in the public market subsequent to this offering or that an active trading market for our Shares will develop and continue after this offering.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of securities shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer.

113

Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors,” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors,” as defined in the Prospectus Directive, (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Other Relationships

[●] and its affiliates may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions. [●] did not provide any financing, investment and/or advisory services to us during the 180 day period preceding the filing of the registration statement related to this offering, and as of the date of this prospectus, other than as previously disclosed, we do not have any agreement or arrangement with [●] to provide any of such services during the 90 day period following the effective date of the registration statement related to this offering.

114

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Reed Smith LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by                               .

EXPERTS

The consolidated financial statements of Imperial, our predecessor, as of December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by Schneider Downs & Co., Inc., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Estimates of our oil and natural gas reserves, related future net cash flows and the present values thereof related to our properties as of December 31, 2012 and 2013 included elsewhere in this prospectus were based upon reserve reports prepared by independent petroleum engineers, LaRoche Petroleum Consultants, Ltd. and Ralph E. Davis Associates, Inc. We have included these estimates in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

As a result of the offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Imperial Resources, LLC and Subsidiaries

Report of Independent Registered Public Accounting Firm	F-4

Consolidated Financial Statements as of December 31, 2013 and December 31, 2012 and for each of the years ended December 31, 2013 and December 31, 2012

Consolidated Balance Sheets as of December 31, 2013 and 2012	F-5

Statements of Consolidated Operations for the Years Ended December 31, 2013 and 2012	F-6

Statements of Consolidated Comprehensive Loss for the Years Ended December 31, 2013 and 2012	F-7

Statements of Consolidated Stockholders’ Equity for the Years Ended December 31, 2013 and 2012	F-8

Statements of Consolidated Cash Flows for the Years Ended December 31, 2013 and 2012	F-9

Notes to Consolidated Financial Statements	F-10

F-1

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

Canonsburg, Pennsylvania

Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

and

Report of Independent Registered Public Accounting Firm Thereon

F-2

F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members

Imperial Resources, LLC and Subsidiaries

Canonsburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of Imperial Resources, LLC and Subsidiaries (Imperial or Company), as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended December 31, 2013 and 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Imperial Resources, LLC and Subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for the years ended December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

                Date

F-4

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2012

Assets
Current assets:
Cash and cash equivalents	$2,118,258	$4,282,322
Accounts receivable	4,533,067	4,965,256
Prepaid and other assets	557,252	441,932
Inventory	995,610	805,646
Deferred tax asset	274,000	462,000
Fair value of derivatives	1,661,837	2,995,540
Other current assets	100,000	100,000
Total current assets	10,240,024	14,052,696
US tax benefit	201,533	853,875
Deferred tax asset	2,389,000	1,665,000
Fair value of derivatives	2,901,246	3,526,939
Land, property and equipment, net	97,517,640	98,900,110
Intangible assets, net of accumulated amortization	356,899	168,218
Total Assets	113,606,342	119,166,838

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	37,514	37,514
Accounts payable and accrued liabilities	4,867,101	5,156,435
Total current liabilities	4,904,615	5,193,949
Long-term liabilities:
Long-term debt	38,370,086	45,966,835
Line of credit	3,000,000	3,000,000
Deferred tax liability	8,413,000	8,427,000
Related party payable	8,438,844	37,142,401
Accrued distributions	18,336	36,811
Asset retirement obligations	8,188,880	6,015,635
Total liabilities	71,333,761	105,782,631

Issued capital	29,775,264	—
Non-controlling interest	(198,072)	40
Retained earnings	6,794,393	6,703,362
Accumulated other comprehensive income	2,487,777	3,712,200
Warrants	3,413,219	2,968,605
Total equity	42,272,581	13,384,207
Total Liabilities and Equity	$113,606,342	$119,166,838

See accompanying notes to the consolidated financial statements

F-5

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

	Year Ended December 31,		Percent of Sales
	2013	2012	2013	2012

SALES
Oil and gas sales	$22,841,851	$22,012,800	88.3%	82.1%
Well operations and pipeline fees	909,437	548,444	3.5	2.0
Oil and gas price risk management income, net	2,135,083	4,258,895	8.2	15.9
	25,886,371	26,820,139	100.0	100.0

COSTS AND EXPENSES
Cost of oil and gas sales	7,380,769	7,066,684	28.5	26.3
Cost of well and pipeline operations	3,948,663	3,637,072	15.3	13.6
Exploratory dry hole costs	729,150	197,139	2.8	0.7
Depreciation, depletion and amortization	5,854,353	5,420,166	22.6	20.3
Interest expense	4,380,620	8,826,511	16.9	32.9
General and administrative expenses	3,462,670	3,431,069	13.4	12.8
Expiration costs	152,379	1,026,978	0.6	3.8
	25,908,604	29,605,619	100.1	110.4

Loss from Operations	(22,233)	(2,785,480)	(0.1)	(10.4)

OTHER INCOME (EXPENSE)
Other income	602,146	399,355	2.3	1.5
Loss on disposal of property and equipment	(28,265)	(164,165)	(0.1)	(0.6)
Other expense	(430,617)	(476,221)	(1.7)	(1.8)
	143,264	(241,031)	0.6	(0.9)

Income (loss) before taxes	121,031	(3,026,511)	0.5	(11.3)

Income tax (expense) benefit	(30,000)	2,187,873	(0.1)	8.2
Net Income (Loss)	$91,031	$(838,638)	0.4%	(3.1)%

See accompanying notes to the consolidated financial statements

F-6

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

	Year Ended December 31,
	2013	2012
Net income (loss)	$91,031	$(838,638)
Comprehensive loss:
Changes in fair value:
Future commodity contracts	(1,913,367)	(1,559,006)
Interest rate swap	-	134,051
Change in tax on other comprehensive income (expense)	688,944	595,000
Comprehensive loss	(1,224,423)	(829,955)

Comprehensive loss	$(1,133,392)	$(1,668,593)

See accompanying notes to the consolidated financial statements

F-7

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

	Warrants					Accumulated Other
	Units			Issued	Retained	Comprehensive	Total
	Authorized	Issued	Value	Capital	Earnings	Income	Equity

BALANCE, December 31, 2011	96,288	96,288	$2,968,605	$40	$7,667,931	$4,542,155	$15,178,731

Net Loss	-	-	-	-	(838,638)	-	(838,638)
Other Comprehensive Income (Loss):
Future commodity contracts	-	-	-	-	-	(1,559,006)	(1,559,006)
Interest rate swap	-	-	-	-	-	134,051	134,051
Change in tax on other comprehensive income (expense)	-	-	-	-	-	595,000	595,000
Distribution	-	-	-	-	(125,931)	-	(125,931)

BALANCE, December 31, 2012	96,288	96,288	2,968,605	40	6,703,362	3,712,200	13,384,207

Net Income	-	-	-	-	91,031	-	91,031
Other Comprehensive Income (Loss):
Future commodity contracts	-	-	-	-	-	(1,913,367)	(1,913,367)
Change in tax on other comprehensive income (expense)	-	-	-	-	-	688,944	688,944
Issuance of stock	-	-	-	29,775,264	-	-	29,775,264
Non-Controlling Interests	-	-	-	(40)	(198,072)	-	(198,112)
Warrants	16,251	16,251	444,614	-	-	-	444,614

BALANCE, December 31, 2013	112,539	112,539	$3,413,219	$29,775,264	$6,596,321	$2,487,777	$42,272,581

See accompanying notes to the consolidated financial statements

F-8

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

	2013	2012
Cash Flow from Operating Activities
Net income (loss)	$91,031	$(838,638)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	5,049,834	4,719,073
Accretion of asset retirement obligations	804,511	701,093
Amortization of loan acquisition costs	305,488	1,105,902
Discount on debt	579,491	2,971,247
Expiration costs	152,386	1,026,978
Exploratory dry hole costs	729,150	197,139
Loss on sale of assets	28,265	192,765
Tax on unrealized loss	688,944	595,000
Deferred tax asset/liability	(550,000)	(1,310,331)
Changes in assets and liabilities:
Accounts receivable	432,189	383,560
Prepaid and other assets	537,022	(412,317)
Inventory	(189,964)	(181,802)
Accounts payable and accrued liabilities	565,801	6,644,571
Net Cash Provided by Operating Activities	9,224,148	15,794,239

Cash Flow Used in Investing Activities
Purchases of land, property and equipment	(3,162,406)	(4,351,341)
Proceeds from sale of assets	-	105,000
Net Cash Used in Investing Activities	(3,162,406)	(4,246,341)

Cash Flow Used in Financing Activities
Proceeds from borrowings on long-term debt	-	1,725,500
Principal payments on long-term debt	(7,731,637)	(10,470,176)
Payments for loan acquisition costs	(494,169)	-
Net Cash Used in Financing Activities	(8,225,806)	(8,744,676)

Net Increase (Decrease) in Cash and Cash Equivalents	(2,164,064)	2,803,222
Beginning Cash and Cash Equivalents Balance	4,282,322	1,479,100
Ending Cash and Cash Equivalents Balance	$2,118,258	$4,282,322

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During 2013, the Company converted $29,775,000 of related party payables to issued capital.

During 2013, the Company wrote off accrued plugging costs of approximately $50,000 with a corresponding decrease in land, property, and equipment.

During 2012, the Company accrued a distribution of $125,931.

See accompanying notes to the consolidated financial statements

F-9

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 1 - ORGANIZATION

These financial statements present the consolidated activities for Imperial Resources, LLC (Imperial) and its wholly owned subsidiary, Empire Energy USA, LLC (Energy). All material intercompany accounts and transactions have been eliminated.

The consolidated entities are hereinafter referred to as “the Company.”

Imperial is engaged as a holding company with its primary asset being Energy.

Energy is engaged primarily in the acquisition, development, production, exploration and sale of oil and natural gas. The Company sells its gas products primarily to owners of domestic pipelines located in Pennsylvania and New York; and in Kansas, the Company sells its oil products to independent petroleum refiners and marketers.

Two customers accounted for approximately 44% and 25% of accounts receivable as of December 31, 2013 and 2012 and approximately 71% and 42% of oil and gas sales for the years then ended, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying consolidated financial statements follows:

Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates of gas reserve quantities provide the basis for calculation of depletion, depreciation and amortization and impairment, each of which represents a significant component of the consolidated financial statements.

Oil and Gas Properties - The Company uses the successful efforts method of accounting for gas-producing activities. Costs to acquire mineral interests in gas properties, drill and equip exploratory wells that find proved reserves, and drill and equip development wells and related asset retirement costs are capitalized. Depletion is based on cost less estimated salvage value using the unit-of-production method. The process of estimating and evaluating gas reserves is complex, requiring significant decisions in the evaluation of geological, geophysical, engineering and economic data. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Management determined that no impairment allowance was necessary at December 31, 2013. Unproved gas properties approximated $4,226,000 and $5,588,000 at December 31, 2013 and 2012, respectively. Capitalized costs of producing gas properties, after considering estimated residual salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives. There were no wells in progress at December 31, 2013 and 2012.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion and amortization, with a resulting gain or loss recognized in income.

F-10

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Revenue Recognition - Sales of natural gas are recognized when natural gas has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable. Natural gas is sold by the Company under contracts with terms ranging from one month up to the life of the well. Virtually all of the Company contracts’ pricing provisions are tied to a market index with certain adjustments based on, among other factors, whether a well delivers to a gathering or transmission line, quality of natural gas and prevailing supply and demand conditions, so that the price of the natural gas fluctuates to remain competitive with other available natural gas suppliers. As a result, the Company’s revenues from the sale of natural gas will suffer if market prices decline and benefit if they increase. The Company believes that the pricing provisions of its natural gas contracts are customary in the industry.

Because there are timing differences between the delivery of natural gas and the Company’s receipt of a delivery statement, the Company has unbilled revenues. These revenues are accrued based upon volumetric data from the Company’s records and the Company’s estimates of the related transportation and compression fees, which are, in turn, based upon applicable product prices. The Company has unbilled trade receivables at December 31, 2013 and 2012 of approximately $544,000 and $740,000, respectively, which are included in accounts receivable on its consolidated balance sheets.

The Company currently uses the “net-back” method of accounting for transportation arrangements of its natural gas and oil sales. The Company sells gas and oil at the wellhead and collects a price and recognizes revenues based on the wellhead sales price, since transportation costs downstream of the wellhead are incurred by the customers and reflected in the wellhead price.

Well operations and pipeline income are recognized when persuasive evidence of an arrangement exists, services have been rendered, collection of revenues is reasonably assured and the sales price is fixed or determinable. The Company is paid a monthly operating fee for each well it operates from outside owners. The fee covers monthly operating and accounting costs, insurance and other recurring costs. The Company might also receive additional compensation for special nonrecurring activities, such as reworks and recompletions.

Cash and Cash Equivalents - The Company maintains cash that might exceed federally insured amounts at times. The Company considers all items purchased with a maturity of three months or less and all interest-bearing money market funds to be cash and cash equivalents.

Accounts Receivable - The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Provisions are made for estimated uncollectible trade accounts receivable. The Company’s estimate is based on historical collection experience, a review of current status of trade receivables and judgment. Decisions to charge-off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. Management determined that no allowance was necessary at December 31, 2013 and 2012.

F-11

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory - Inventory consists of crude oil, stated at the lower of cost to produce or market, and other production supplies intended to be used in natural gas and crude oil operations.

Intangible Assets - Intangible assets consist of a customer relationship agreement and loan acquisition costs. The customer relationship agreement is being amortized on a straight-line basis over 15 years. The loan acquisition costs are being amortized over the life of the related loans. Amortization expense amounted to approximately $305,000 and $1,131,000 for the years ended December 31, 2013 and 2012, respectively, and is included in interest expense in the accompanying consolidated statements of operations. As of December 31, 2013, the Company’s remaining approximate amortization expense is as follows:

Year Ending
December 31	Amount

2014	$165,000
2015	165,000
2016	27,000

$357,000

Land, Property and Equipment - Land, property and equipment are stated at the lower of cost or fair value. Depreciation for property and equipment is computed using the straight-line method over the useful lives, ranging from 5-10 years. The cost of betterments that extend the lives or productive capacities of properties is capitalized, and expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of equipment, furnishings and leasehold improvements retired or otherwise disposed of and the related accumulated depreciation is removed from the accounts, and any resulting gain or loss is reflected in current operations.

Long-lived assets to be held and used or disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less cost to sell. As of December 31, 2013 and 2012, no impairment expense was recorded.

Asset Retirement Obligation - The Company accounts for its asset retirement obligations as required by the Asset Retirement and Environmental Obligations topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification), which requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. For the Company, asset retirement obligations primarily relate to the plugging and abandonment of gas-producing facilities.

The estimated liability is based on historical experience in plugging and abandoning wells, estimated remaining lives of those wells based on reserve estimates, external estimates as to the cost to plug and abandon the wells in the future, and federal and state regulatory requirements. The liability is discounted using an assumed credit-adjusted, risk-free interest rate. Revisions to the liability could occur due to changes in estimates of plugging and abandonment costs or remaining lives of the wells, or if federal or state regulations enact new plugging and abandonment requirements.

F-12

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has a $25,000 certificate of deposit legally restricted for purposes of settling asset retirement obligations in the Commonwealth of Pennsylvania. The Company maintains letters of credit in the aggregate amount of $329,000 to support utility arrangements in lieu of deposits and for purposes of settling asset retirement obligations in the state of New York. The Company also maintains deposit accounts with Kansas utility companies of approximately $13,000. Except for the items previously referenced, the Company has determined that there are no other material retirement obligations associated with tangible long-lived assets. These certificates of deposit are included in other assets.

A reconciliation of the Company’s liability for well plugging and abandonment costs as of December 31, 2013 and 2012 is as follows:

	2013	2012
Asset retirement obligations, beginning of year	$6,015,635	$4,944,295
Additions for the period	1,418,263	427,936
Write-off of accrued plugging costs	(49,530)	(57,689)
Accretion expense for the period	804,512	701,093

Asset retirement obligations, end of year	$8,188,880	$6,015,635

The above accretion expense is included in depreciation, depletion and amortization in the Company’s consolidated statements of operations.

Production Tax Liability - Production tax liability represents estimated taxes, primarily ad valorem and property, to be paid to the states and counties in which the Company produces natural gas and crude oil. The Company’s share of these taxes is expensed to the account “Ad Valorem/Property Tax,” included in cost of oil and gas sales on the Company’s consolidated statement of operations. The Company’s production taxes payable are included in the caption “Accounts payable and accrued expenses” on the Company’s consolidated balance sheets.

Income Taxes - Imperial Resources, LLC, is a limited liability company taxed as a C Corporation for federal and state income tax purposes. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Valuation allowances are provided for a deferred tax asset when it is more likely than not that the asset will not be realized. Income tax penalties and interest are included in the provision for income taxes.

As of December 31, 2013, the Company is unaware of any uncertain tax positions; therefore, no provision has been made. The Company files income tax returns in the U.S. federal jurisdiction, and various states and local jurisdictions. Returns are subject to examination by the relevant taxing authorities for a number of years after the returns have been filed. The Company is no longer subject to examinations by taxing authorities in any major tax jurisdiction for years before December 31, 2010.

Derivative Financial Instruments and Hedging Activities - The Company utilizes interest rate swap agreements and oil and gas forward contracts to manage the exposure to interest rate changes on certain variable rate credit agreements and price volatility, respectively.  The Company recognizes its derivatives on the consolidated balance sheet at fair value at the end of each period.  Changes in the fair value of the interest rate swaps and oil and gas forward contracts that are designated and meet the required criteria for a cash flow hedge are reported in accumulated other comprehensive income.

F-13

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements - Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under accounting principles generally accepted in the United States of America (U.S. GAAP) to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The adoption of this topic had no effect on the Company.

NOTE 3 - ACQUISITIONS AND DISPOSITION

Acquisitions are accounted for as purchases and, accordingly, the results of operations are included in the accompanying statements of operations from the closing date of the acquisition. All of the assets acquired and liabilities assumed in the transaction have been recognized at their acquisition-date fair values, while transaction and merger integration costs associated with the transaction have been expensed as incurred and recognized in the accompanying consolidated statements of operations within general and administrative expenses.

On June 1, 2012, the Company acquired certain specified assets and corresponding operations of another company for approximately $1,700,000.

The purchase price was allocated to oil and gas properties based on fair market value approximately as follows:

Proved and producing	$1,025,000
Unproved and not producing	675,000

$1,700,000

F-14

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 4 - LAND, PROPERTY AND EQUIPMENT, NET

Land, property and equipment at December 31, consist of the following:

	2013	2012
Oil and gas properties:
Unproved and not producing	$4,225,828	$5,587,534
Proved and producing	110,641,929	106,126,081
Equipment and vehicles	1,575,528	1,111,033
Buildings and improvements	329,044	322,847
	116,772,329	113,147,495
Less - Accumulated depreciation, depletion and amortization	19,285,280	14,277,976
	97,847,049	98,869,519
Land	30,591	30,591

	$97,517,640	$98,900,110

F-15

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 5 - DEBT

The Company maintains a facility consisting of the following, which was extended in 2013 to mature in February 2016 with the same terms:

A $50,000,000 revolving line-of-credit facility (Revolver) used to refinance existing debt and to undertake future acquisitions; the Revolver is subject to a borrowing base consistent with normal and customary oil and gas lending practices of the bank. The borrowing base limit at the time of the replacement was $3,000,000 and is re-determined from time to time in accordance with the Revolver. Interest accrues on the outstanding borrowings at rate options selected by the Company and based on the prime lending rate (3.25% at December 31, 2013) or the London Inter-Bank Offered Rate (60-Day LIBOR) (0.2155% at December 31, 2013) plus 2.5%. At December 31, 2013, the Company’s rate option was London InterBank Offered Rate (LIBOR). There was no availability under the Revolver at December 31, 2013. However, the borrowing base limit changes with operations and opportunities.

A $150,000,000 acquisition and development term credit facility (Term Facility) was used to refinance an existing facility, undertake acquisitions and support capital expenditure under an agreed development plan for oil and gas properties and services companies in the United States. Drawdown on the Term Facility is based on predefined benchmarks.

Loans under the facilities are secured by the assets of the Company. Under terms of the facilities, the Company is required to maintain financial ratios customary for the oil and gas industry. Beginning in March 2008, the Company started to repay the facilities monthly to the extent of an applicable percentage of net operating cash flow and capital transactions. Principal payments made in 2013 and 2012 were approximately $7,699,000 and $10,418,000, respectively. The Revolver and Term loans are guaranteed by a related party. The Company has exceeded the minimum cumulative principal payment obligation through the maturity date of the credit facilities.

In 2012, in connection with the Revolver and Term Facility, the bank received 33,145 of non-diluting warrants ($0.01) equivalent to 10% of the issued capital of Empire. In addition, the bank also received in 2012 a 3% overriding royalty interest in the acquired properties of Empire.

The discount on the debt is being amortized to interest expense over the term of three years. The unamortized discount on the debt is approximately $361,000 and $496,000 at December 31, 2013 and 2012, respectively. Additional interest expense of $579,000 and $2,971,000 for the years ended December 31, 2013 and 2012 is related to the amortization of the discount on debt.

In conjunction with the debt financing by the bank in 2010, a member issued options on 500 million shares (33,333,333 options following a share consolidation) of Empire Energy Group.  Those options were independently valued at $1,687,000 in June 2010.  The recorded value of the options of $1,687,000 was included in intangible assets as deferred financing costs being amortized over the option period, which is between 24 and 36 months. Empire issued 89,603 Series A units and 8,961 warrants as a result of this transaction to this member.

In addition, the member issued to the bank, 2,000,000 shares of Empire Energy Group during June 2010. The shares were issued as compensation for the late repayment of a loan.  The shares were valued at $240,000, and the entire cost was expensed, since the issuance was the cost of the late payment of the bridge loan. Empire issued 6,060 Series A units and 606 warrants to this member as a result of this transaction.

The Company has general notes payable to lending institutions for vehicle and equipment loans. Monthly payments, including interest at -0-% and 8.75%, range from approximately $500 to $2,626. The notes mature in April 2015 and April 2016, and are collateralized by the equipment and vehicles.

F-16

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 5 - DEBT (Continued)

A summary of debt at December 31, is as follows:

	2013	2012
Term:
Tranche A-1	$3,500,000	$3,500,000
Tranche A-2	2,432,529	2,432,529
Tranche B	249,024	249,024
Tranche C	19,585,871	19,748,692
Tranche C-2	12,950,813	20,486,610
Vehicle and equipment loans	50,621	83,603
Sub-total	38,768,858	46,500,458
Less - Discount on debt	361,258	496,109
Total debt	38,407,600	46,004,349
Revolver	3,000,000	3,000,000
Total	41,407,600	49,004,349
Less current portion	37,514	37,514
Long-term debt per balance sheet	$41,370,086	$48,966,835

The Company entered into an interest rate swap agreement to reduce the impact of interest rate changes on the Company’s variable rate term loan effective July 2009. The notional amount of $7,940,000 expired in July 2012. The fair value of this swap agreement was $-0- at December 31, 2013 and 2012, and the corresponding impact was recorded in accumulated other comprehensive loss. The amounts recognized in the consolidated statements of operations for the years ended December 31, 2013 and 2012 were $-0- and a pre-tax gain of approximately $134,000, respectively, and were recorded as additions to accumulated other comprehensive income.

F-17

NOTE 6 – INCOME TAX

A reconciliation of the federal statutory tax rate and the effective rate is as follows:

Year Ended December 31,	2013	2012
Statutory U.S. Federal tax rate	35.0%	35.0%
State and local income taxes – net of federal benefit	(25.8)	1.1
Meals & entertainment/penalties	18.6	(0.4)
Other - net	5.2	(1.4)

Effective Tax Rates	33.0%	34.3%

Net deferred taxes in the accompanying consolidated balance sheets include the following components at December 31:

	2013		2012
	Current	Noncurrent	Current	Noncurrent

Deferred income tax asset	$274,000	$2,389,000	$462,000	$1,665,000
Deferred income tax liability	-	(8,413,000)	-	(8,427,000)

Net deferred income tax asset (liability)	$274,000	$(6,024,000)	$462,000	$(6,762,000)

Deferred taxes result from the following:

December 31,	2013	2012

Deferred tax assets:
Related Party Interest Carry-forward	$88,000	$-
Federal Net Operating Loss Carry-forward	45,000	305,000
State Net Operating Loss Carry-forward	129,000	147,000
Other	13,000	10,000
Accrued Plugging Costs	938,000	648,000
Depletion	1,099,000	678,000
Acquisition costs	316,000	316,000
Other	35,000	23,000

	$2,663,000	$2,127,000

Deferred tax liabilities:
Intangible Drilling Costs	$966,000	$597,000
Like Kind Exchange	5,303,000	5,303,000
Depreciation	900,000	612,000
Commodity Hedge Instrument	1,158,000	1,911,000
Other	86,000	4,000

	$8,413,000	$8,427,000

Total deferred tax liability, net	$5,750,000	$6,300,000

As of December 31, 2013 and 2012, the Company has approximately $128,000 and $872,000 of federal net operating loss carry-forwards, and $3,488,000 and $2,710,000 of cumulative state net operating loss carry-forwards, respectively. The federal and state net operating losses have expiration dates ranging from December 31, 2031 to December 31, 2033.

F-18

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes commodity-based derivative instruments to manage a portion of the Company’s exposure to price risk from natural gas sales.  These instruments consist of New York Mercantile Exchange or NYMEX index-based future contracts for natural gas production prices. These derivative instruments have the effect of locking in for specified periods (at predetermined prices or ranges of prices) the prices the Company receives for the volume of natural gas to which the derivatives relate.

The Company is exposed to the effect of market fluctuations in the prices of natural gas as they relate to Company’s natural gas sales.  Price risk represents the potential risk of loss from adverse changes in the market price of oil and natural gas commodities.  The Company employs established policies and procedures to manage the risks associated with these market fluctuations using commodity derivatives. The Company’s policy prohibits the use of natural gas derivative instruments for speculative purposes. The Company has evaluated the credit risk of counterparties, which are financial institutions. The Company has determined that the potential impact of nonperformance of its counterparties on the fair value of the derivative instruments was not significant.

Economic Hedging Strategies - The Company’s results of operations and operating cash flows are affected by changes in market prices for natural gas.  To mitigate a portion of the exposure to adverse market changes, the Company has entered into various derivative instruments. As of December 31, 2013, the Company’s natural gas derivative instruments were composed of NYMEX index-based contracts for natural gas production pricing.

•	Collars contain a fixed floor price (put) and ceiling price (call). If the market price exceeds the ceiling strike price or falls below the fixed floor strike price, the Company receives the fixed floor price and pays the market prices. If the market price is between the ceiling and the floor strike price, no payments are due from either party.

The Company enters into derivative instruments for the Company’s production to protect against price declines in future periods while retaining some of the benefits of price increases. While these derivatives are structured to reduce exposure to changes in price associated with the derivative commodity, they also limit benefits the Company might otherwise have received from price changes in the physical market. The Company believes the derivative instruments in place continue to be effective in achieving the risk management objectives for which they were intended.

The Company has approximately 4,900,000 thousand British Thermal Units (MMBtu) of monthly natural gas production and 285,000 barrels of oil production hedged at amounts ranging from $4.365 to $6.30/MMBtu for natural gas expiring in January 2014 through December 2018 and $85.23 to $90.00 per barrel for oil through December 2017. The fair value of these items was an asset of approximately $4,563,000 and $6,522,000 at December 31, 2013 and 2012, respectively. The Company expects to recognize a pre-tax gain of approximately $1,662,000 in its consolidated statements of comprehensive income in 2014. The net realized amounts recognized in the consolidated statements of operations and cash flows for the years ended December 31, 2013 and 2012 were gains of approximately $2,135,000 and $4,259,000, respectively and were recorded as oil and gas price risk management income. Unrealized pre-tax losses of approximately $1,959,000 and $1,379,000 were included in the consolidated statements of comprehensive loss for the years ended December 31, 2013 and 2012.

F-19

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 8 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. The Company discloses the category of assets and liabilities measured at fair value into one of three different levels, depending on the assumptions (i.e., inputs) used in the valuation.  Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.  Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable markets; and

•	data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial instruments consist primarily of cash, accounts receivable, prepaid expenses, accounts payable, accrued liabilities, debt, lines of credit, and related-party payable. The carrying value of the lines of credit approximates fair value at December 31, 2013, since the interest rates are market-based and are generally adjusted periodically. Due to the nature of the related-party payable, the approximate fair value cannot be determined. The carrying value of these instruments approximates fair value, due to the short-term nature of such instruments.

Determination of Fair Value Derivatives - The Company measures fair value based upon quoted market prices, where available.  The Company’s valuation determination includes: (1) identification of the inputs to the fair value methodology through the review of counterparty statements and other supporting documentation, (2) determination of the validity of the source of the inputs, (3) corroboration of the original source of inputs through access to multiple quotes, if available, or other information and (4) monitoring changes in valuation methods and assumptions.  The methods described above may produce a fair value calculation that may not be indicative of future fair values.  Furthermore, while the Company believes these valuation methods are appropriate and consistent with that used by other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value.

F-20

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 8 - FAIR VALUE MEASUREMENTS (Continued)

The Company’s only assets and liabilities at fair value as of December 31, 2013 and 2012, set forth by level within the fair value hierarchy, are derivative instruments, classified as Level 2.

NOTE 9 - EQUITY

In 2013, 16,251 of diluting warrants were authorized to effectively extend the 2008 warrants.  The total value of the warrants was $444,628 derived from managements’ current valuation.  The warrants reduce the related outstanding debt at issuance and will be amortized over the remaining life of the outstanding debt instrument.

In 2011, 42,988 warrants were issued to the bank in connection with the debt. The bank also received 5,330 warrants for A, B and B-1 units issued in 2010.

All warrants are on a wholly owned subsidiary of the Company. As of December 31, 2013, these warrants totaled 112,539 authorized and issued.

In 2013, Imperial purchased the stock of a non-controlling interest owner of Empire in a non-cash transaction.

NOTE 10 - OPERATING LEASES

The Company leased its corporate headquarters under a non-cancelable operating lease of monthly payments of approximately $6,900 through February 2013 and $7,200 through February 2017. Net rental expense approximated $86,000 and $90,000, net of reimbursements, for the years ended December 31, 2013 and 2012, respectively.

The Company leases trucks under an operating agreement. The term of the agreement begins upon the delivery of each truck and lasts for a period of up to 48 months. Lease payments in 2013 were approximately $194,000.

As of December 31, 2013, the Company’s approximate future minimum annual rental commitments are as follows:

Year Ending
December 31	Amount

2014	$278,000
2015	238,000
2016	163,000
2017	114,000
2018	15,000

$808,000

NOTE 11 - CONTINGENCIES

The Company is involved in various legal proceedings arising out of the normal conduct of its business. In the opinion of management, the ultimate resolution of such matters will not have a material effect on the consolidated financial position results of operations or of the Company.

The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. The Company has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

The Company accounts for environmental contingencies in accordance with the Contingencies topic of the FASB Codification. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessment and/or cleanup is probable, and the costs can be reasonably estimated. The Company maintains insurance that may cover in whole or in part certain environmental expenditures.

F-21

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 12 - EMPLOYEE BENEFIT PLAN

The Company has a profit sharing and 401(k) plan (Plan) covering substantially all full-time employees. The Plan provides for benefits to participants upon retirement, disability, employment termination or death. The Company’s discretionary contribution to the Plan is determined annually by the Board of Directors. The contributions to the Plan for the years ended December 31, 2013 and 2012 were $39,000 and $53,000, respectively.

NOTE 13 - RELATED-PARTY TRANSACTIONS

The Company has a management services agreement with entities with common ownership. The annual amount is $150,000 and increases with the number of transactions the Company conducts. The fees are payable in arrears in 12 monthly installments. The amount of 2013 fees incurred was $173,000 of which $173,000 was paid in 2013. The amount of 2012 fees incurred was $174,000, of which $174,000 was paid in 2012.

The Company owes a related party payable resulting from various cash transactions between the two companies. There are no terms related to the amount owed. The balances at December 31, 2013 and 2012 were $8,439,000 and $37,142,000, respectively.

NOTE 14 - SUBSEQUENT EVENTS

Subsequent events are defined as events or transactions that occur after the balance sheet date, but before the consolidated financial statements are issued or are available to be issued. Management has evaluated subsequent events through the date of filling with the Securities and Exchange Commission (“SEC”) and have determined that there are no subsequent events that require additional recognition or disclosure.

NOTE 15 - NET PROVED RESERVES

All of our oil and natural gas reserves are located in the U.S. We utilize the services of independent petroleum engineers to estimate our oil and natural gas reserves. As of December 31, 2013 and 2012, all of our reserve estimates were based on reserve reports prepared by Ralph E. Davis Associates, Inc. and LaRoche Petroleum Consultants, Ltd. These reserve estimates have been prepared in compliance with professional standards and the reserves definitions prescribed by the SEC.

Proved reserves estimates may change, either positively or negatively, as additional information becomes available and as contractual, economic and political conditions change. Our net proved reserve estimates have been adjusted as necessary to reflect all contractual agreements, royalty obligations and interests owned by others at the time of the estimate. Proved developed reserves are the quantities of crude oil, natural gas and NGLs expected to be recovered through existing wells with existing equipment and operating methods. In some cases, proved undeveloped reserves may require substantial new investments in additional wells and related facilities.

F-22

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 15 - NET PROVED RESERVES (Continued)

The price used to estimate our reserves, by commodity, are presented below.

	Oil		Natural Gas
Mid-Con	Index Price (per Bbl)	Weighted Average Wellhead Price (per Bbl)	Index Price (per MMBtu)	Weighted Average Wellhead Price (per Mcf)
December 31, 2013	$96.94	$91.44	$3.67	$4.94
December 31, 2012	93.19	82.34	3.56	6.74

	Oil		Natural gas
Appalachia	Index Price (per Bbl)	Weighted Average Wellhead Price (per Bbl)	Index Price (per MMBtu)	Weighted Average Wellhead Price (per Mcf)
December 31, 2013	$86.11	$80.62	$4.21	$4.76
December 31, 2012	87.74	85.46	4.39	5.27

The following tables present the changes in our estimated quantities of proved reserves at December 31:

	2013	2012
Reserve Data
Estimated proved reserves:
Oil (MBbls)	3,087	2,804
Natural gas (MMcf)	31,940	34,600
Total estimated proved reserves (MBoe)	8,411	8,571
Proved developed reserves (MBoe)	7,673	8,289
% proved developed reserves (MBoe)	91%	97%
Proved undeveloped reserves(MBoe)	738	282
PV-10 of proved reserves (in millions)	$110.999	$98,931

F-23

[This Page Intentionally Left Blank.]

F-24

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

Canonsburg, Pennsylvania

Consolidated Financial Statements

For the three months ended March 31, 2014 and 2013

and

Report of Independent Registered Public Accounting Firm Thereon

F-25

F-26

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2014	December 31, 2013
	(Unaudited)	(Audited)
Assests
Current assets:
Cash and cash equivalents	$2,781,719	$2,118,258
Accounts receivable	5,226,360	4,533,067
Prepaid and other assets	855,819	557,252
Inventory	1,001,930	995,610
Deferred tax asset	274,000	274,000
Fair value of derivatives	1,075,493	1,661,837
Other current assets	100,000	100,000
Total current assets	11,315,321	10,240,024
US tax benefit	-	201,533
Deferred tax asset	2,389,000	2,389,000
Fair value of derivatives	2,497,106	2,901,246
Land, property and equipment, net	97,091,334	97,517,640
Intangible assets, net of accumulated amortization	315,718	356,899
Total assets	113,608,479	113,606,342

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	37,514	37,514
Accounts payable and accrued liabilities	5,316,151	4,867,101
Total current liabilities	5,353,665	4,904,615
Long-term liabilities:
Long-term debt	39,368,856	38,370,086
Line of credit	3,000,000	3,000,000
Related party payable	7,477,944	8,438,844
Deferred tax liability	8,144,500	8,413,000
Accrued distributions	18,336	18,336
Asset retirement obligations	8,384,770	8,188,880
Total liabilities	71,748,121	71,333,761

Issued capital	29,775,264	29,775,264
Non-controlling interest	(198,072)	(198,072)
Retained Earnings	6,794,581	6,794,393
Accumulated other comprehensive income	1,877,294	2,487,777
Warrants	3,413,219	3,413,219
Total equity	41,860,358	42,272,581
Total Liabilities and Equity	$113,608,479	$113,606,342

See accompanying notes to the consolidated financial statements

F-27

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 and 2013

(Unaudited)

	Amount		Percent of Sales
	2014	2013	2014	2013

SALES
Oil and gas sales	$5,612,902	$5,679,729	94.7%	86.5%
Well operations and pipeline fees	206,170	334,527	3.5	5.1
Oil and gas price risk management income, net	112,150	551,624	1.9	8.4
	5,931,222	6,565,880	100.0	100.0

COSTS AND EXPENSES
Cost of oil and gas sales	1,714,372	2,630,693	28.9%	40.1%
Cost of well and pipeline operations	1,066,762	962,612	18.0	14.7
Exploratory dry hole costs	18,406	211	0.3	0.0
Depreciation, depletion and amortization	1,395,324	1,246,169	23.5	19.1
Interest expense	607,692	1,240,673	10.2	18.9
General and administrative expenses	593,288	637,828	10.0	9.7
Expiration costs	429	42,299	0.0	0.6
	5,396,272	6,760,485	91.0	103.0

Income (Loss) from Operations	534,949	(194,605)	9.0%	(3.0)%

OTHER INCOME (EXPENSE)
Other income	95,565	78,758	1.6%	1.2%
Other expense	(320,754)	(23,093)	(5.4)	(0.4)
	(225,189)	55,665	(3.8)	0.8

Income (Loss) Before Taxes	309,760	(138,940)	5.2	(2.1)

Income tax (expense) benefit	(111,500)	46,000	(1.9)	0.7
Net Income (loss)	$198,260	$(92,940)	3.3%	(1.4)%

See accompanying notes to the consolidated financial statements

F-28

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 and 2013

(Unaudited)

	2014	2013

Net Income (Loss)	$198,260	$(92,940)

Changes in fair value:
Future commodity contracts	(990,483)	(1,722,970)
Change in tax on other comprehensive income (expense)	380,000	657,000

Comprehensive Loss	(610,483)	(1,065,970)

Comprehensive Loss	$(412,223)	$(1,158,910)

See accompanying notes to the consolidated financial statements

F-29

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2014

 (Unaudited)

	Warrants					Accumulated Other
	Units			Issued	Retained	Comprehensive	Total
	Authorized	Issued	Value	Capital	Earnings	Income	Equity

BALANCE, December 31, 2013	112,539	112,539	$3,413,219	$29,775,264	$6,596,321	$2,487,777	$42,272,581

Net Income	-	-	-	-	198,260	-	198,260
Other Comprehensive Loss:
Future commodity contracts	-	-	-	-	-	(990,483)	(990,483)
Change in tax on other comprehensive income (expense)						380,000	380,000
BALANCE, March 31, 2014	112,539	112,539	$3,413,219	$29,775,264	$6,794,581	$1,877,294	$41,860,358

See accompanying notes to the consolidated financial statements

F-30

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2013

 (Unaudited)

	Warrants					Accumulated Other
	Units			Issued	Retained	Comprehensive	Total
	Authorized	Issued	Value	Capital	Earnings	Income	Equity

BALANCE, December 31, 2012	96,288	96,288	$2,968,605	$40	$6,703,362	$3,712,200	$13,884,207

Net Loss	-	-	-	-	(92,940)	-	(92,940)
Other Comprehensive Loss:
Future commodity contracts	-	-	-	-	-	(1,722,970)	(1,722,970)
Change in tax on other comprehensive income (expense)						657,000	657,000
Warrants	15,576	15,576	426,085	-	-	-	426,085

BALANCE, March 31, 2013	111,864	111,864	$3,394,690	$40	$6,610,422	$2,646,230	$12,651,382

See accompanying notes to the consolidated financial statements

F-31

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 and 2013

 (Unaudited)

	2014	2013

Cash Flow from Operating Activities
Net income (loss)	$198,260	$(92,940)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	1,194,877	1,080,481
Accretion of asset retirement obligations	201,180	165,461
Amortization of loan acquisition costs	41,181	181,945
Discount on debt	39,626	507,944
Expiration costs	429	42,999
Exploratory dry hole costs	18,406	211
Tax on unrealized loss	380,000	657,000
Deferred tax asset / liability	(268,500)	(703,000)
Changes in assets and liabilities:
Accounts receivable	(693,293)	1,359,783
Prepaid and other assets	(97,034)	474,752
Inventory	(6,320)	32,778
Accounts payable and accrued liabilities	(535,496)	(1,701,617)
Net Cash Provided by Operating Activities	473,316	2,005,098

Cash Flow Used in Investing Activities
Purchases of land, property and equipment	(769,000)	(434,115)
Net Cash Used in Investing Activities	(769,000)	(434,115)

Cash Flow Used in Financing Activities
Proceeds from borrowings on long-term debt	1,000,000	-
Principal payments on long-term debt	(40,856)	(1,619,937)
Payments for loan acquisition costs	-	(494,169)
Net Cash Used in Financing Activities	959,144	(2,114,106)

Net Increase (Decrease) in Cash and Cash Equivalents	663,461	(543,124)
Beginning Cash and Cash Equivalents Balance	2,118,258	4,282,321
Ending Cash and Cash Equivalents Balance	$2,781,719	$3,739,197

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During the first quarter of 2014, the Company wrote off accrued plugging costs of approximately $5,000 with a corresponding decrease in land, property, and equipment.

See accompanying notes to the consolidated financial statements

F-32

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014

(Unaudited)

NOTE 1 - ORGANIZATION

These financial statements present the consolidated activities for Imperial Resources, LLC (Imperial) and its wholly owned subsidiary, Empire Energy USA, LLC (Energy). All material intercompany accounts and transactions have been eliminated.

The consolidated entities are hereinafter referred to as “the Company.”

Imperial is engaged as a holding company with its primary asset being Energy.

Energy is engaged primarily in the acquisition, development, production, exploration and sale of oil and natural gas. The Company sells its gas products primarily to owners of domestic pipelines located in Pennsylvania and New York; and in Kansas, the Company sells its oil products to independent petroleum refiners and marketers.

Four customers accounted for approximately 64% and 42% of accounts receivable as of March 31, 2014 and 2013 and two customers accounted for approximately 96% and 71% of oil and gas sales for the three month periods ended March 31, 2014 and 2013, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying consolidated financial statements follows:

Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates of gas reserve quantities provide the basis for calculation of depletion, depreciation and amortization and impairment, each of which represents a significant component of the consolidated financial statements.

Oil and Gas Properties - The Company uses the successful efforts method of accounting for gas-producing activities. Costs to acquire mineral interests in gas properties, drill and equip exploratory wells that find proved reserves, and drill and equip development wells and related asset retirement costs are capitalized. Depletion is based on cost less estimated salvage value using the unit-of-production method. The process of estimating and evaluating gas reserves is complex, requiring significant decisions in the evaluation of geological, geophysical, engineering and economic data. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Management determined that no impairment allowance was necessary at March 31, 2014. Unproved gas properties approximated $4,423,000 and $5,636,000 at March 31, 2014 and 2013, respectively. Capitalized costs of producing gas properties, after considering estimated residual salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives. There were no wells in progress at March 31, 2014 and 2013.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion and amortization, with a resulting gain or loss recognized in income.

F-33

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014

(Unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Revenue Recognition - Sales of natural gas are recognized when natural gas has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable. Natural gas is sold by the Company under contracts with terms ranging from one month up to the life of the well. Virtually all of the Company contracts’ pricing provisions are tied to a market index with certain adjustments based on, among other factors, whether a well delivers to a gathering or transmission line, quality of natural gas and prevailing supply and demand conditions, so that the price of the natural gas fluctuates to remain competitive with other available natural gas suppliers. As a result, the Company’s revenues from the sale of natural gas will suffer if market prices decline and benefit if they increase. The Company believes that the pricing provisions of its natural gas contracts are customary in the industry.

Because there are timing differences between the delivery of natural gas and the Company’s receipt of a delivery statement, the Company has unbilled revenues. These revenues are accrued based upon volumetric data from the Company’s records and the Company’s estimates of the related transportation and compression fees, which are, in turn, based upon applicable product prices. The Company has unbilled trade receivables at March 31, 2014 and 2013 of approximately $767,000 and $595,000, respectively, which are included in accounts receivable on its consolidated balance sheets.

The Company currently uses the “net-back” method of accounting for transportation arrangements of its natural gas and oil sales. The Company sells gas and oil at the wellhead and collects a price and recognizes revenues based on the wellhead sales price, since transportation costs downstream of the wellhead are incurred by the customers and reflected in the wellhead price.

Well operations and pipeline income are recognized when persuasive evidence of an arrangement exists, services have been rendered, collection of revenues is reasonably assured and the sales price is fixed or determinable. The Company is paid a monthly operating fee for each well it operates from outside owners. The fee covers monthly operating and accounting costs, insurance and other recurring costs. The Company might also receive additional compensation for special nonrecurring activities, such as reworks and recompletions.

Cash and Cash Equivalents - The Company maintains cash that might exceed federally insured amounts at times. The Company considers all items purchased with a maturity of three months or less and all interest-bearing money market funds to be cash and cash equivalents.

Accounts Receivable - The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Provisions are made for estimated uncollectible trade accounts receivable. The Company’s estimate is based on historical collection experience, a review of current status of trade receivables and judgment. Decisions to charge-off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. Management determined that no allowance was necessary at March 31, 2014 and 2013.

F-34

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014

(Unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory - Inventory consists of crude oil, stated at the lower of cost to produce or market, and other production supplies intended to be used in natural gas and crude oil operations.

Intangible Assets - Intangible assets consist of a customer relationship agreement and loan acquisition costs. The customer relationship agreement is being amortized on a straight-line basis over 15 years. The loan acquisition costs are being amortized over the life of the related loans. Amortization expense amounted to approximately $41,000 and $153,000 for the quarters ended March 31, 2014 and 2013, respectively, and is included in interest expense in the accompanying consolidated statements of operations. As of March 31, 2014, the Company’s remaining approximate amortization expense is as follows:

Period	Amount

For the nine month period ending December 31, 2014	$124,000
For the year ending December 31, 2015	165,000
For the year ending December 31, 2016	27,000

$316,000

Land, Property and Equipment - Land, property and equipment are stated at the lower of cost or fair value. Depreciation for property and equipment is computed using the straight-line method over the useful lives, ranging from 5-10 years. The cost of betterments that extend the lives or productive capacities of properties is capitalized, and expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of equipment, furnishings and leasehold improvements retired or otherwise disposed of and the related accumulated depreciation is removed from the accounts, and any resulting gain or loss is reflected in current operations.

Long-lived assets to be held and used or disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less cost to sell. As of March 31, 2014 and 2013, no impairment expense was recorded.

Asset Retirement Obligation - The Company accounts for its asset retirement obligations as required by the Asset Retirement and Environmental Obligations topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification), which requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. For the Company, asset retirement obligations primarily relate to the plugging and abandonment of gas-producing facilities.

The estimated liability is based on historical experience in plugging and abandoning wells, estimated remaining lives of those wells based on reserve estimates, external estimates as to the cost to plug and abandon the wells in the future, and federal and state regulatory requirements. The liability is discounted using an assumed credit-adjusted, risk-free interest rate. Revisions to the liability could occur due to changes in estimates of plugging and abandonment costs or remaining lives of the wells, or if federal or state regulations enact new plugging and abandonment requirements.

F-35

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014

(Unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has a $25,000 certificate of deposit legally restricted for purposes of settling asset retirement obligations in the Commonwealth of Pennsylvania. The Company maintains letters of credit in the aggregate amount of $329,000 to support utility arrangements in lieu of deposits and for purposes of settling asset retirement obligations in the state of New York. The Company also maintains deposit accounts with Kansas utility companies of approximately $13,000. Except for the items previously referenced, the Company has determined that there are no other material retirement obligations associated with tangible long-lived assets. These certificates of deposit are included in other assets.

A reconciliation of the Company’s liability for well plugging and abandonment costs as of March 31, 2014 and 2013 is as follows:

	2014	2013
Asset retirement obligations, beginning of year	$8,188,880	$6,015,635
Additions for the period	-	31,046
Write-off of accrued plugging costs	(5,289)	(31,101)
Accretion expense for the period	201,180	134,416

Asset retirement obligations, end of period	$8,384,771	$6,149,996

The above accretion expense is included in depreciation, depletion and amortization in the Company’s consolidated statements of operations.

Production Tax Liability - Production tax liability represents estimated taxes, primarily ad valorem and property, to be paid to the states and counties in which the Company produces natural gas and crude oil. The Company’s share of these taxes is expensed to the account “Ad Valorem/Property Tax,” included in cost of oil and gas sales on the Company’s consolidated statement of operations. The Company’s production taxes payable are included in the caption “Accounts payable and accrued expenses” on the Company’s consolidated balance sheets.

Income Taxes - Imperial Resources, LLC, is a limited liability company taxed as a C Corporation for federal and state income tax purposes. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Valuation allowances are provided for a deferred tax asset when it is more likely than not that the asset will not be realized. Income tax penalties and interest are included in the provision for income taxes.

As of March 31, 2014, the Company is unaware of any uncertain tax positions; therefore, no provision has been made. The Company files income tax returns in the U.S. federal jurisdiction, and various states and local jurisdictions. Returns are subject to examination by the relevant taxing authorities for a number of years after the returns have been filed. The Company is no longer subject to examinations by taxing authorities in any major tax jurisdiction for years before December 31, 2010.

Derivative Financial Instruments and Hedging Activities - The Company utilizes interest rate swap agreements and oil and gas forward contracts to manage the exposure to interest rate changes on certain variable rate credit agreements and price volatility, respectively.  The Company recognizes its derivatives on the consolidated balance sheet at fair value at the end of each period.  Changes in the fair value of the interest rate swaps and oil and gas forward contracts that are designated and meet the required criteria for a cash flow hedge are reported in accumulated other comprehensive income.

F-36

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014

(Unaudited)

NOTE 3 - LAND, PROPERTY AND EQUIPMENT, NET

Land, property and equipment consist of the following:

	March 31, 2014	December 31, 2013
Oil and gas properties:
Unproved and not producing	$4,423,002	$4,225,828
Proved and producing	111,183,667	110,641,929
Equipment and vehicles	1,604,429	1,575,528
Buildings and improvements	329,068	329,044
	117,540,166	116,772,329
Less - Accumulated depreciation, depletion and amortization	20,479,423	19,285,280
	97,060,743	97,847,049
Land	30,591	30,591

	$97,091,334	$97,517,640

F-37

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014

(Unaudited)

NOTE 4 - DEBT

The Company maintains a facility consisting of the following, which was extended in 2013 to mature in February 2016 with the same terms:

A $50,000,000 revolving line-of-credit facility (Revolver) used to refinance existing debt and to undertake future acquisitions; the Revolver is subject to a borrowing base consistent with normal and customary oil and gas lending practices of the bank. The borrowing base limit at the time of the replacement was $3,000,000 and is re-determined from time to time in accordance with the Revolver. With only $3.0 million currently drawn on the Revolver there is an additional borrowing base availability under the Revolver of $10.0 million. Interest accrues on the outstanding borrowings at rate options selected by the Company and based on the prime lending rate (3.25% at March 31, 2014) or the London Inter-Bank Offered Rate (60-Day LIBOR) (0.19855% at March 31, 2014) plus 2.5%. At March 31, 2014, the Company’s rate option was London InterBank Offered Rate (LIBOR). There was no availability under the Revolver at March 31, 2014. However, the borrowing base limit changes with operations and opportunities. At the last review of the Revolver by the lender in February 2014, there is additional borrowing base availability under the Revolver of around $10.0 million. However, the borrowing base limit changes with operations and opportunities.

A $150,000,000 acquisition and development term credit facility (Term Facility) was used to refinance an existing facility, undertake acquisitions and support capital expenditure under an agreed development plan for oil and gas properties and services companies in the United States. Drawdown on the Term Facility is based on predefined benchmarks.

Loans under the facilities are secured by the assets of the Company. Under terms of the facilities, the Company is required to maintain financial ratios customary for the oil and gas industry. Beginning in March 2008, the Company started to repay the facilities monthly to the extent of an applicable percentage of net operating cash flow and capital transactions. Principal payments made in 2014 and 2013 were approximately $32,000 and $1,612,000, respectively. The Revolver and Term loans are guaranteed by a related party. The Company has exceeded the minimum cumulative principal payment obligation through the maturity date of the credit facilities.

In 2012, in connection with the Revolver and Term Facility, the bank received 33,145 of non-diluting warrants ($0.01) equivalent to 10% of the issued capital of Empire. In addition, the bank also received in 2012 a 3% overriding royalty interest in the acquired properties of Empire.

The discount on the debt is being amortized to interest expense over the term of three years. The unamortized discount on the debt is approximately $322,000 and $361,000 at March 31, 2014 and December 31, 2013, respectively. Additional interest expense of $40,000 and $322,000 for the quarters ended March 31, 2014 and 2013 is related to the amortization of the discount on debt.

In conjunction with the debt financing by the bank in 2010, a member issued options on 500 million shares (33,333,333 options following a share consolidation) of Empire Energy Group.  Those options were independently valued at $1,687,000 in June 2010.  The recorded value of the options of $1,687,000 was included in intangible assets as deferred financing costs being amortized over the option period, which is between 24 and 36 months. Empire issued 89,603 Series A units and 8,961 warrants as a result of this transaction to this member.

In addition, the member issued to the bank, 2,000,000 shares of Empire Energy Group during June 2010. The shares were issued as compensation for the late repayment of a loan.  The shares were valued at $240,000, and the entire cost was expensed, since the issuance was the cost of the late payment of the bridge loan. Empire issued 6,060 Series A units and 606 warrants as a result of this transaction.

F-38

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014

(Unaudited)

NOTE 4 - DEBT (Continued)

The Company has general notes payable to lending institutions for vehicle and equipment loans. Monthly payments, including interest at -0-% and 8.75%, range from approximately $500 to $2,626. The notes mature in April 2015 and April 2016, and are collateralized by the equipment and vehicles.

A summary of debt is as follows:

	March 31, 2014	December 31, 2013
Term:
Tranche A-1	$3,500,000	$3,500,000
Tranche A-2	2,432,529	2,432,529
Tranche B	249,024	249,024
Tranche C	19,585,871	19,585,871
Tranche C-2	13,918,578	12,950,813
Vehicle and equipment loans	42,000	50,621
Sub-total	39,728,002	38,768,858
Less - Discount on debt	321,632	361,258
Total debt	39,406,370	38,407,600
Revolver	3,000,000	3,000,000
Total	42,406,370	41,407,600
Less current portion	37,514	37,514
Long-term debt per balance sheet	$42,368,856	$41,370,086

NOTE 5 – INCOME TAX

The Company’s effective income tax rate for the three months ended March 31, 2014 was 36.0% compared to 33% for the three months ended March 31, 2013. The Company had no significant reconciling items associated with the Company’s tax rates.

F-39

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014

(Unaudited)

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes commodity-based derivative instruments to manage a portion of the Company’s exposure to price risk from natural gas sales.  These instruments consist of New York Mercantile Exchange or NYMEX index-based future contracts for natural gas production prices. These derivative instruments have the effect of locking in for specified periods (at predetermined prices or ranges of prices) the prices the Company receives for the volume of natural gas to which the derivatives relate.

The Company is exposed to the effect of market fluctuations in the prices of natural gas as they relate to Company’s natural gas sales.  Price risk represents the potential risk of loss from adverse changes in the market price of oil and natural gas commodities.  The Company employs established policies and procedures to manage the risks associated with these market fluctuations using commodity derivatives. The Company’s policy prohibits the use of natural gas derivative instruments for speculative purposes. The Company has evaluated the credit risk of counterparties, which are financial institutions. The Company has determined that the potential impact of nonperformance of its counterparties on the fair value of the derivative instruments was not significant.

Economic Hedging Strategies - The Company’s results of operations and operating cash flows are affected by changes in market prices for natural gas.  To mitigate a portion of the exposure to adverse market changes, the Company has entered into various derivative instruments. As of March 31, 2014, the Company’s natural gas derivative instruments were composed of NYMEX index-based contracts for natural gas production pricing.

•	Collars contain a fixed floor price (put) and ceiling price (call). If the market price exceeds the ceiling strike price or falls below the fixed floor strike price, the Company receives the fixed floor price and pays the market prices. If the market price is between the ceiling and the floor strike price, no payments are due from either party.

The Company enters into derivative instruments for the Company’s production to protect against price declines in future periods while retaining some of the benefits of price increases. While these derivatives are structured to reduce exposure to changes in price associated with the derivative commodity, they also limit benefits the Company might otherwise have received from price changes in the physical market. The Company believes the derivative instruments in place continue to be effective in achieving the risk management objectives for which they were intended.

The Company has approximately 4,700,000 thousand British Thermal Units (MMBtu) of monthly natural gas production and 276,000 barrels of oil production hedged at amounts ranging from $4.365 to $6.26/mmBTU for natural gas expiring in April 2014 through December 2018 and $85.23 to $90.00 per barrel for oil through December 2017. The value of these items was an asset of approximately $3,573,000 and $4,563,000 at March 31, 2014 and December 31, 2013, respectively. The Company expects to recognize a pre-tax gain of approximately $791,000 in its consolidated statements of comprehensive income in 2014. The net realized amounts recognized in the consolidated statements of operations and cash flows for the three months ended March 31, 2014 and 2013 were gains of approximately $112,000 and $552,000, respectively and were recorded as oil and gas price risk management income. Unrealized pre-tax losses of approximately $990,000 and $1,723,000 were included in the consolidated statements of comprehensive income (loss) for the three months ended March 31, 2014 and 2013.

NOTE 7 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. The Company discloses the category of assets and liabilities measured at fair value into one of three different levels, depending on the assumptions (i.e., inputs) used in the valuation.  Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.  Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

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IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014

(Unaudited)

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable markets; and

•	data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial instruments consist primarily of cash, accounts receivable, prepaid expenses, accounts payable, accrued liabilities, long-term debt, lines of credit and related-party payables. The carrying value of the lines of credit approximates fair value at March 31, 2014, since the interest rates are market-based and are generally adjusted periodically. Due to the nature of the related-party note payable, the approximate fair value cannot be determined. These instruments approximate fair value, due to the short-term nature of such instruments.

Determination of Fair Value Derivatives - The Company measures fair value based upon quoted market prices, where available.  The Company’s valuation determination includes: (1) identification of the inputs to the fair value methodology through the review of counterparty statements and other supporting documentation, (2) determination of the validity of the source of the inputs, (3) corroboration of the original source of inputs through access to multiple quotes, if available, or other information and (4) monitoring changes in valuation methods and assumptions.  The methods described above may produce a fair value calculation that may not be indicative of future fair values.  Furthermore, while the Company believes these valuation methods are appropriate and consistent with that used by other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value.

The Company’s only assets and liabilities at fair value as of March 31, 2014 and 2013, set forth by level within the fair value hierarchy, are derivative instruments, classified as Level 2.

NOTE 8 - EQUITY

In the three months ended March 31, 2013, 15,576 of diluting warrants were authorized to effectively extend the 2008 warrants.  The total value of the warrants was $426,085 derived from managements’ current valuation.  The warrants reduce the related outstanding debt at issuance and will be amortized over the remaining life of the outstanding debt instrument.

In 2011, 42,988 warrants were issued to the bank in connection with the debt. The bank also received 5,330 warrants for A, B and B-1 units issued in 2010.

All warrants are on a wholly owned subsidiary of the Company. As of March 31, 2014, these warrants totaled 112,539 authorized and issued.

F-41

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014

(Unaudited)

NOTE 9 - OPERATING LEASES

The Company leased its corporate headquarters under a non-cancelable operating lease of monthly payments of approximately $6,900 through February 2013 and $7,200 through February 2017. Net rental expense approximated $21,600 and $21,000, net of reimbursements, for the three months ended March 31, 2014 and 2013, respectively.

The Company leases trucks under an operating agreement. The term of the agreement begins upon the delivery of each truck and lasts for a period of up to 48 months. Lease payments in 2014 and 2013 were approximately $67,000.

As of March 31, 2014, the Company’s approximate future minimum annual rental commitments are as follows:

Amount

For the nine month period ending December 31, 2014	$211,000
For the year ending December 31, 2015	238,000
For the year ending December 31, 2016	163,000
For the year ending December 31, 2017	114,000
For the year ending December 31, 2018	15,000

$741,000

NOTE 10 - CONTINGENCIES

The Company is involved in various legal proceedings arising out of the normal conduct of its business. In the opinion of management, the ultimate resolution of such matters will not have a material effect on the consolidated financial position results of operations or of the Company. The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. The Company has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

The Company accounts for environmental contingencies in accordance with the Contingencies topic of the FASB Codification. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessment and/or cleanup is probable, and the costs can be reasonably estimated. The Company maintains insurance that may cover in whole or in part certain environmental expenditures.

F-42

IMPERIAL RESOURCES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014

(Unaudited)

NOTE 11 - EMPLOYEE BENEFIT PLAN

The Company has a profit sharing and 401(k) plan (Plan) covering substantially all full-time employees. The Plan provides for benefits to participants upon retirement, disability, employment termination or death. The Company’s discretionary contribution to the Plan is determined annually by the Board of Directors. The contributions to the Plan for the three months ended March 31, 2014 and 2013 were $12,000 and $-0-, respectively.

NOTE 12 - RELATED-PARTY TRANSACTIONS

The Company has a management services agreement with entities with common ownership. The annual amount is $150,000 and increases with the number of transactions the Company conducts. The fees are payable in arrears in 12 monthly installments. The amount of fees incurred during the three months ended March 31, 2014 was $42,000 of which $42,000 was paid in 2014. The amount of fees incurred during the three months ended March 31, 2013 was $47,000, of which $47,000 was paid in 2013.

The Company owes a related party payable resulting from various cash transactions between the two companies. There are no terms related to the amount owed. The balances at March 31, 2014 and December 31, 2013 were $7,478,000 and $8,439,000, respectively.

NOTE 13 - SUBSEQUENT EVENTS

Subsequent events are defined as events or transactions that occur after the balance sheet date, but before the consolidated financial statements are issued or are available to be issued. Management has evaluated subsequent events through the date of filing with the Securities and Exchange Commission (“SEC”) and have determined that there are no subsequent events that require additional recognition or disclosure.

NOTE 14 - NET PROVED RESERVES (Unaudited)

All of our oil and natural gas reserves are located in the U.S. We utilize the services of independent petroleum engineers to estimate our oil and natural gas reserves. As of March 31, 2014, all of our reserve estimates were based on reserve reports prepared by Ralph E. Davis Associates, Inc. and LaRoche Petroleum Consultants, Ltd.. As of December 31, 2013, there have been no new estimates of reserves prepared. These reserve estimates have been prepared in compliance with professional standards and the reserves definitions prescribed by the SEC.

Proved reserves estimates may change, either positively or negatively, as additional information becomes available and as contractual, economic and political conditions change. Our net proved reserve estimates have been adjusted as necessary to reflect all contractual agreements, royalty obligations and interests owned by others at the time of the estimate. Proved developed reserves are the quantities of crude oil, natural gas and NGLs expected to be recovered through existing wells with existing equipment and operating methods. In some cases, proved undeveloped reserves may require substantial new investments in additional wells and related facilities.

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ANNEX A

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the oil and natural gas industry:

“Bcf.” One billion cubic feet of natural gas.

“Btu.” One British thermal unit, the quantity of heat required to raise the temperature of a one-pound mass of water by one degree of Fahrenheit.

“Basin.” A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

“Boe.”  Barrel of oil equivalent, unit of energy based on the approximate energy released by burning one barrel of oil. 6Mcf equals one barrel of oil.

“Boe/d.” Barrel of oil equivalent per day.

“Bbl.”  Barrel of oil. 42 US gallons.

“Completion.” The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

“DD&A.” Depreciation, depletion, amortization and accretion.

“Delineation.” The process of placing a number of wells in various parts of a reservoir to determine its boundaries and production characteristics.

“Developed acreage.” The number of acres that are allocated or assignable to productive wells or wells capable of production.

“Development well.” A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

“Dry gas.” A natural gas containing insufficient quantities of hydrocarbons heavier than methane to allow their commercial extraction or to require their removal in order to render the gas suitable for fuel use.

“Dry hole.” A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

“EUR.” Estimated ultimate recovery.

“Exploratory well.” A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

“Field.” An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

“Formation.” A layer of rock which has distinct characteristics that differs from nearby rock.

“Gross acres” or “gross wells.” The total acres or wells, as the case may be, in which a working interest is owned.

“Gross (net) identified drilling locations.” Gross (net) identified drilling locations are those drilling locations identified by management based on our reserve reports.

A-1

“Horizontal drilling.” A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

“Identified drilling locations.” Total gross (net) resource play locations that we may be able to drill on our existing acreage. Actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors.

“Mcf.” One thousand cubic feet of natural gas.

“MMcf.” One million cubic feet of natural gas.

“MMBtu.” One million Btu.

“MBoe.”   One thousand barrels of oil equivalent.

“MMBbl.”    One million barrels of oil.

“MBbl.”  One thousand barrels of oil.

“NGLs.” Natural gas liquids. Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.

“NYMEX.” The New York Mercantile Exchange.

“Net acres.” The percentage of total acres an owner has out of a particular number of acres, or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres.

“Productive well.” A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

“Prospect.” A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

“Proved developed reserves.” Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

“Proved reserves.” The estimated quantities of oil, natural gas and NGLs which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

“Proved undeveloped reserves (“PUD”).” Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

“PV-10.” When used with respect to natural gas and oil reserves, PV-10 means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production, future development and abandonment costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property-related expenses, discounted to a present value using an annual discount rate of 10% in accordance with the guidelines of the SEC.

A-2

“Recompletion.” The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

“Reservoir.” A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is separate from other reservoirs.

“Spacing.” The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

“Standardized measure.” Discounted future net cash flows estimated by applying year-end prices to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pre-tax cash inflows. Future income taxes, if applicable, are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over our tax basis in the natural gas and oil properties. Future net cash inflows after income taxes are discounted using a 10% annual discount rate.

“Total depth.” The planned end of a well, measured by the length of pipe required to reach the bottom.

“Undeveloped acreage.” Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

“Unit.” The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

“Wellbore.” The hole drilled by the bit that is equipped for natural gas production on a completed well. Also called well or borehole.

“Working interest.” The right granted to the lessee of a property to explore for and to produce and own natural gas or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

A-3

                Shares

Empire Energy Holdings, Inc.

Common Stock

Prospectus

Prospectus dated , 2014

Until               , 2014 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the Registration Fee, FINRA Filing Fee and New York Stock Exchange listing fee), the amounts set forth below are estimates.

SEC Registration Fee	$
FINRA Filing Fee
New York Stock Exchange listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$

 * To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Upon consummation of this offering, our certificate of incorporation will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

II-1

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our bylaws, which will become effective prior to the completion of this offering, will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our certificate of incorporation, second amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2011, the Company has not issued any membership interests or other equity interests to any third party.

Item 16.	Exhibits and Financial Statement Schedules

(a)	See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

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Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canonsburg, State of Pennsylvania, on           , 2014.

By:
Bruce W. McLeod
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Bruce McLeod and Robert Gustafson, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including pre-effective and post-effective amendments) and any registration statement related thereto filed pursuant to Rule 462(b) increasing the amount of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

	Chief Executive Officer	, 2014
Bruce W. McLeod	(Principal Executive Officer)

	Director, President and	, 2014
Allen C. Boyer	Chief Operating Officer

	Vice President and Chief Financial Officer	, 2014
Robert S. Gustafson	(Principal Financial and Accounting Officer)

II-4

INDEX TO EXHIBITS

Exhibit	Description
number

*1.1	Form of Underwriting Agreement

*3.1	Form of Certificate of Conversion of Imperial Resources, LLC

*3.2	Plan of Conversion of Imperial Resources, LLC

*3.3	Form of Certificate of Incorporation of Empire Energy Holdings, Inc.

*3.4	Form of Bylaws of Empire Energy Holdings, Inc.

*4.1	Form of Common Stock Certificate

*4.2	Form of Stockholders’ Agreement

*5.1	Form of Opinion of Reed Smith LLP as to the legality of the securities being registered

*10.1	Form of Long-Term Incentive

*10.2	Loan Facility, dated July 1, 2013, among Empire Energy USA LLC, as borrower, Imperial Resources LLC, as administrative agent and the lenders party thereto.

*10.3	Senior Lien Secured Credit Agreement, dated February 26, 2008, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.4	First Amendment to Credit Agreement, dated March 18, 2009, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.5	Second Amendment to Credit Agreement, dated May 22, 2009, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.6	Third Amendment to Credit Agreement, dated November 2, 2009, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

II-5

*10.7	Fourth Amendment to Senior First Lien Credit Agreement, dated December 23, 2009, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.8	Term Loan, dated December 23, 2009, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.9	Bridge Loan, dated December 23, 2009, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.10	Fifth Amendment to Senior First Lien Credit Agreement, dated February 5, 2010, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.11	Sixth Amendment to Senior First Lien Credit Agreement, dated April 16, 2010, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.12	Seventh Amendment to Senior First Lien Credit Agreement, dated May 21, 2010, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.13	Eighth Amendment to Senior First Lien Credit Agreement, dated May 28, 2010, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.14	Ninth Amendment to Senior First Lien Credit Agreement, dated June 3, 2010, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.15	Tenth Amendment to Senior First Lien Credit Agreement, dated June 11, 2010, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

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*10.16	Eleventh Amendment to Senior First Lien Credit Agreement, dated June 18, 2010, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.17	Twelfth Amendment to Senior First Lien Credit Agreement, dated July 1, 2010, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.18	Thirteenth Amendment to Senior First Lien Credit Agreement, dated December 23, 2010, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.19	Fourteenth Amendment to Senior First Lien Credit Agreement, dated April 15, 2011, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.20	Fifteenth Amendment to Senior First Lien Credit Agreement, dated May 9, 2011, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.21	Sixteenth Amendment to Senior First Lien Credit Agreement, dated July 17, 2012, among Empire Energy E&P, LLC and Empire Energy USA, LLC, as borrowers, and Macquarie Bank Limited, as lender

*10.22	Seventeenth Amendment to Senior First Lien Credit Agreement, dated January 15, 2013, among Empire Energy E&P, LLC, Empire Energy USA, LLC and Empire Drilling and Field Services, LLC, as borrowers, and Macquarie Bank Limited, as lender .

*10.23	Limited Liability Company Operating Agreement of ASYM Energy Opportunities LLC, dated July 3, 2012

21.1	List of Subsidiaries of Empire Energy Holdings, Inc.

*23.1	Consent of Schneider Downs & Co. Inc.

*23.2	Consent of LaRoche Petroleum Consultants, Ltd.

*23.3	Consent of Ralph E. Davis Associates, Inc.

*23.4	Consent of Reed Smith LLP (included as part of Exhibit 5.1 hereto0

*24.1	Power of Attorney (included on the signature page of the initial filing of the Registration Statement)

*99.1	LaRoche Petroleum Consultants, Ltd. Summary of Reserves at December 31, 2012

*99.2	LaRoche Petroleum Consultants, Ltd. Summary of Reserves at December 31, 2013

*99.3	Ralph E. Davis Associates, Inc. Summary of Reserves at December 31, 2012

*99.4	Ralph E. Davis Associates, Inc. Summary of Reserves at December 31, 2013

*99.5	Consent of as Director Nominee

*99.6	Consent of as Director Nominee

*	To be filed by amendment.

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